Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN BUSINESS PRODUCTS INC
filed 1994-03-25
CIK 4672

                                                                     EXHIBIT 13

STOCK EXCHANGE LISTING
American Business Products, Inc.'s Common Stock is listed on the New York Stock Exchange. Ticker Symbol: ABP.


SHAREHOLDERS OF RECORD
On March 1, 1994 there were approximately 2,200 shareholders of record of the Company's Common Stock.


                              inside front cover

ELEVEN YEAR FINANCIAL REVIEW



YEAR ENDED DECEMBER 31
(In thousands, except per share and employee data)
                                                            1993         1992         1991         1990
Net Sales (A) ........................................    $486,139     $463,470     $446,533     $398,794
Cost of Goods Sold (A) ...............................     339,746      322,402      307,656      272,376
Earnings
 Before Taxes(A) .....................................      26,643       30,487       26,736       22,465
 After Taxes(A) ......................................      16,683       19,582(C)    16,488       14,268
 Per Common Share(A) .................................        1.56         1.83(C)      1.55         1.33


Dividends Paid
 Common Stock ........................................       8,013        7,487        6,692        6,295
 Per Common Share ....................................         .75         .700         .627         .587
Interest Expense .....................................       6,604        6,270        5,784        3,313


Capital Expenditures-Net..............................      15,981       17,277       14,556       10,053
Depreciation and Amortization.........................      14,661       12,897       12,041        9,650
Salaries and Wages ...................................     123,747      121,572      116,936      112,778


Current Assets........................................     141,768      121,938      115,735      107,418
Current Liabilities...................................      55,330       44,509       42,809       39,825
Working Capital ......................................      86,438       77,429       72,926       67,593
Plant and Equipment ..................................      94,448       77,926       73,350       72,040
Total Assets .........................................     302,192      237,238      218,086      207,003


Long-Term Debt .......................................      85,580       40,005       41,673       43,339
Retained Earnings ....................................     107,728       99,117       99,585       97,055


Average Number of Common
 Shares Outstanding...................................      10,683       10,691       10,671       10,717
Stockholders' Equity .................................     127,093      118,819      119,783      109,875
Book Value per Common Share ..........................       11.90        11.12        11.21        10.31


Number of Employees...................................       4,320        3,727        3,894        3,986



QUARTERLY DATA 1993
(UNAUDITED)

                                                             1st          2nd          3rd          4th
Net Sales ............................................    $117,749     $115,338     $119,516     $133,537
Gross Margin .........................................      35,996       33,824       35,055       41,788
Net Income ...........................................       4,670        3,638        3,586        4,789
Earnings Per Share ...................................         .44          .34          .34          .45
Dividends Per Share ..................................       .1875        .1875        .1875        .1875
Price Range of Common
 Stock (High-Low)  ................................... 30.25-27.13  28.38-24.00  28.75-22.00  25.00-21.13





Per share figures have been adjusted to reflect a 3-for-2 stock split in 1983, a 5-for-4 stock split in 1989 and a 3-for-2 stock split in 1991.
(A) Years from 1982 through 1987 have been restated to eliminate discontinued operation.
(B) Before extraordinary loss (net of income taxes) of $2,223 or $.21 per share.
(C) Before change in accounting principles of $12,449 or $1.16 per share.

           1989            1988           1987               1986              1985              1984               1983
         $387,140        $358,242       $325,768           $311,620          $296,493          $275,242           $235,388
          265,549         246,555        221,953            209,647           197,001           186,116            157,948

           22,101          21,510         19,864             21,589            24,052            20,922             17,896
           13,617          13,010         11,156             11,286(B)         12,426            10,813              9,395
             1.27            1.21           1.04               1.05(B)           1.16              1.01                .89


            5,608           5,027          4,566              4,333             3,644             3,185              2,572
             .523            .469           .427               .405              .341              .299               .242
            2,165           1,563          1,435              1,141             1,233             1,005                969


           12,794          11,787         12,010             13,233             8,720             8,623              5,322
            8,806           7,632          6,701              5,930             5,311             4,726              4,391
          110,353         101,416         96,718             91,684            85,356            77,070             67,884


           95,088          90,987         84,415             81,831            75,168            69,088             64,975
           36,451          35,983         32,563             28,947            25,800            25,167             24,288
           58,637          55,004         51,852             52,884            49,368            43,921             40,687
           62,767          58,197         54,077             50,195            46,349            40,007             34,123
          164,140         152,257        141,036            134,394           127,801           113,407            102,005


           11,277           8,858         10,088             12,919            15,558            12,608             10,454
           89,082          83,532         75,549             70,744            67,142            59,337             52,704



           10,728          10,712         10,701             10,692            10,674            10,665             10,632
          103,264          95,145         87,117             82,278            78,619            70,773             64,068
             9.61            8.88           8.14               7.69              7.36              6.63               6.01


            4,034           4,007          3,867              3,785             3,795             3,602              3,429




QUARTERLY DATA 1992
(UNAUDITED)

                                           1st            2nd            3rd             4th
Net Sales ........................      $118,772        $113,228       $114,371        $117,099
Gross Margin......................        36,297          33,807         34,542          36,422
Net Income .......................         4,290(C)        6,377          4,279           4,636
Earnings Per Share ...............           .40(C)          .60            .40             .43
Dividends Per Share ..............          .175            .175           .175            .175
Price Range of Common
 Stock (High-Low).................   28.38-23.75     31.25-27.25    28.75-22.75     29.00-24.13

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(In thousands, except per share amounts)

                                                                1993           1992          1991
NET SALES .......................................             $486,139       $463,470      $446,533
                                                              --------       --------      --------

COST AND EXPENSES
 Cost of goods sold .............................              339,746        322,402       307,656
 Selling and administrative expenses ............              114,263        109,858       107,475

                                                               454,009        432,260       415,131
                                                              --------       --------      --------

OPERATING INCOME ................................               32,130         31,210        31,402

OTHER INCOME (EXPENSE)
 Sale of assets .................................                   48          4,619           104
 Interest expense ...............................               (6,604)        (6,270)       (5,784)
 Miscellaneous-net ..............................                1,069            928         1,014
                                                              --------       --------      --------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES .....               26,643         30,487        26,736

PROVISION FOR INCOME TAXES
 Current
  Federal .......................................                8,992         10,688         9,918
  State .........................................                2,677          2,899         2,813
 Deferred........................................               (1,709)        (2,682)       (2,483)
                                                              --------       --------      --------
                                                                 9,960         10,905        10,248
                                                              --------       --------      --------

INCOME BEFORE CUMULATIVE EFFECT OF
 CHANGES IN ACCOUNTING PRINCIPLES ...............               16,683         19,582        16,488

CUMULATIVE EFFECT OF CHANGES IN
 ACCOUNTING PRINCIPLES ..........................                             (12,449)
                                                              --------       --------      --------
NET INCOME ......................................             $ 16,683       $  7,133      $ 16,488
                                                              ========       ========      ========

PER COMMON SHARE
 Income before cumulative effect of changes
  in accounting principles ......................             $   1.56       $   1.83      $   1.55

 Net income .....................................             $   1.56       $   0.67      $   1.55



See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

DECEMBER 31
(Dollars in thousands)

                                                                                             1993          1992
CURRENT ASSETS
 Cash and cash equivalents...........................................                      $ 30,151      $ 30,025
 Accounts receivable, less allowances of $2,218 and $1,838 .........                         65,000        53,671
 Inventories.........................................................                        45,687        37,272
 Other...............................................................                           930           970
                                                                                           --------      --------
  Total Current Assets ..............................................                       141,768       121,938

PLANT AND EQUIPMENT-AT COST
 Land ...............................................................                         5,940         4,955
 Buildings and improvements .........................................                        48,475        41,743
 Machinery and equipment ............................................                       121,805       102,768
                                                                                           --------      --------
                                                                                            176,220       149,466
 Less accumulated depreciation ......................................                        81,772        71,540
                                                                                           --------       -------
                                                                                             94,448        77,926

INTANGIBLE ASSETS FROM ACQUISITIONS
 Goodwill, less amortization of $1,651 and 1,084 ...................                         31,634        16,068
 Other, less amortization of $3,173 and $2,467 ......................                         3,274         1,281
                                                                                           --------      --------
                                                                                             34,908        17,349


DEFERRED INCOME TAXES ...............................................                         7,963         7,889
OTHER ASSETS ........................................................                        23,105        12,136
                                                                                           --------      --------
                                                                                           $302,192      $237,238
                                                                                           ========      ========

CURRENT LIABILITIES
Accounts payable ...................................................                       $ 36,241      $ 30,632
 Salaries and wages .................................................                         8,530         7,428
 Profit sharing contributions .......................................                         4,106         4,781
 Income taxes .......................................................                           200
 Current maturities of long-term debt ...............................                         6,253         1,668
                                                                                           --------      --------
    Total Current Liabilities .......................................                        55,330        44,509

LONG-TERM DEBT AND CAPITAL LEASES ...................................                        85,580        40,005
SUPPLEMENTAL RETIREMENT BENEFITS ....................................                        12,880        12,331
POST RETIREMENT BENEFITS ............................................                        21,309        21,574
STOCKHOLDERS' EQUITY
 Common stock-$2 par value; authorized 50,000,000
  shares, issued 10,774,484 shares ..................................                        21,549        21,549
 Additional paid-in capital .........................................                                          19
 Retained earnings ..................................................                       107,728        99,117
 Foreign currency translation adjustment ............................                          (433)         (268)
                                                                                           --------      --------
                                                                                            128,844       120,417
 Less 92,391 and 89,010 shares of Common Stock in treasury-at cost ..                         1,751         1,598
                                                                                           --------      --------
                                                                                            127,093       118,819
                                                                                           --------      --------
                                                                                           $302,192      $237,238
                                                                                           ========      ========




See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED DECEMBER 31
(In thousands)

                                                                                    1993               1992              1991
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income .......................................................               $ 16,683          $  7,133           $ 16,488
 Adjustments to reconcile net income to net cash provided by operating activities (net of effects from acquired businesses):
   Depreciation and amortization ..................................                 14,661            12,897             12,041
   (Increase) in accounts receivable ..............................                 (7,482)             (800)            (1,082)
   (Increase) decrease in inventories .............................                 (4,244)              112             (2,237)
   Decrease (increase) in other current assets ....................                    255              (745)               166
   (Gain) on disposition of plant and equipment ...................                    (48)           (4,619)              (104)
   (Increase) decrease in intangible and other assets .............                   (866)             (441)            (3,237)
   Increase in accounts payable ...................................                  3,408             4,388              2,665
   (Decrease) increase in other current liabilities ...............                 (2,007)           (2,824)             2,759
   Increase in supplemental retirement benefits ...................                  1,793             2,516              2,340
   (Decrease) increase in post retirement benefits ................                   (265)           21,574
   Deferred income taxes ..........................................                 (1,709)          (11,705)            (2,483)
                                                                                  --------          --------           --------
    Total adjustments .............................................                  3,496            20,353             10,828
                                                                                  --------          --------           --------
    Net cash provided by operating activities .....................                 20,179            27,486             27,316

CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisitions, net of cash acquired ...............................                (35,402)
 (Increase) decrease in annuity contracts .........................                 (7,467)           (1,223)                40
 (Increase) decrease in cash value of life insurance ..............                 (3,647)             (366)               653
 Additions to plant and equipment .................................                (15,981)          (17,277)           (14,556)
 Proceeds from dispositions of plant and equipment ................                    529             5,511              2,397
                                                                                  --------          --------           --------
    Net cash used in investing activities .........................                (61,968)          (13,355)           (11,466)

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in long-term debt .......................................                 51,602
 Reductions of long-term debt .....................................                 (1,442)           (1,533)            (4,105)
 Repurchase of common stock .......................................                   (340)             (667)              (344)
 Sales and exchanges of common stock ..............................                    108               325                455
 Dividends paid ...................................................                 (8,013)           (7,487)            (6,692)
                                                                                  --------          --------           --------
    Net cash (used) provided in financing activities ..............                 41,915            (9,362)           (10,686)
                                                                                  --------          --------           --------
Net increase in cash and cash equivalents .........................                    126             4,769              5,164
Cash and cash equivalents at beginning of year ....................                 30,025            25,256             20,092
                                                                                  --------          --------           --------
Cash and cash equivalents at end of year ..........................               $ 30,151          $ 30,025           $ 25,256
                                                                                  ========          ========           ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid during the year for:
  Interest (net of amount capitalized) ............................               $  6,241          $  3,313           $  6,718
  Income taxes ....................................................                 10,772            16,395             11,896
 Liabilities assumed in acquisition ...............................                  6,471





See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.
  Cash and Temporary Investments: The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, invested in short-term instruments stated at cost which approximates market, were $18,891,000 in 1993 and $23,452,000 in 1992. All such investments have an original maturity of three months or less and for purposes of the statement of cash flows are considered to be cash equivalents.
  Amounts due banks upon the clearance of certain checks under the Company's cash management program have been included in accounts payable. At December 31, 1993 and 1992 such amounts were $4,723,000 and $5,457,000.
  Inventories: Inventories are valued at the lower of cost (first-in, first-out) or market.
  Intangible Assets: The excess of cost over amounts assigned to tangible assets of purchased subsidiaries is being amortized on the straight-line basis over periods of 5 to 40 years.
  Plant and Equipment: Plant and equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for income tax purposes.
  Long-Term Debt: The fair value of the Company's long-term debt is based on management's estimate of current market prices for the same issues. Fair value at December 31, 1993 is estimated to be $87,000,000.
  Net Income per Common Share: Net income per common share is based upon the weighted average number of shares outstanding, 10,682,504 in 1993, 10,690,937 in 1992 and 10,670,937 in 1991. The dilutive effect of outstanding stock options is not significant.
  Foreign Currency Translation: The Company's investment in a 50%-owned foreign joint venture is translated at the rate in effect at the balance sheet date. The Company's share of net income of the joint venture is translated at average exchange rates prevailing during the year. Resulting translation adjustments after 1991 are reported separately as a component of stockholders' equity.
  Postemployment Benefits: In November 1992, the Financial Accounting Standards Board issued Financial Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits," which will be effective in 1994. The standard defines postemployment benefits as those benefits provided to former or inactive employees after employment, but before retirement, such as severance benefits, disability-related benefits and the continuation of life insurance coverage. This pronouncement will require employers to recognize the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. The full impact of this new standard has not been determined. The Company plans to adopt this statement in 1994.
  Reclassifications: Certain amounts have been reclassified in the 1992 and 1991 financial statements to conform to the classifications used in 1993.

INVENTORIES

                                                                             1993            1992
Inventories (000's)
Products finished or in process .............................             $24,510         $18,900
Raw materials ...............................................              20,771          17,956
Supplies ....................................................                 406             416
                                                                          -------         -------
                                                                          $45,687         $37,272
                                                                          =======         =======


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


LONG-TERM DEBT

                                                                                                         1993          1992
Long-Term Debt and Leases (000's)
Senior notes, 9.92%, due 1994 to 2000.........................................................         $25,714       $30,000
Senior notes, 5.77%, due 1997 to 2003.........................................................          48,000
Note payable to bank, 9.375%, principal due to 1996 ..........................................           3,100         3,500
Note payable to bank, variable at LIBOR plus 1.15%, principal due to 2000 ....................           1,219
Mortgage note, variable at 56% of bank's base rate plus .25% not to exceed
 15%, principal due to 1999 ..................................................................           2,500         3,000
Mortgage note, 6.75%, principal due to 2003 ..................................................           2,125
Mortgage note, variable at 75.8% of prime rate not to exceed 11%, principal due to 2001 ......           1,908         2,225
Mortgage note, variable at 79.4% of prime rate not to exceed 11-3/4%, principal due to 1999 ..             878         1,009
Other ........................................................................................             136           271
                                                                                                       -------       -------
                                                                                                       $85,580       $40,005
                                                                                                       =======       =======

  The net carrying amount of plant, equipment and other assets assigned as collateral to the above obligations was approximately $25,923,000 in 1993 and $22,499,000 in 1992. The Company has agreed to certain restrictive covenants during the terms of some of these agreements. Under the most restrictive of the covenants, the Company must maintain tangible net worth not less than approximately $95,000,000 plus 25% of net income earned after 1992 and must limit the amount of Senior Funded Debt to not more than 43% of total capitalization. The Company has entered into interest-rate swap arrangements which expire in 1996 in the amount of $3,500,000. The aggregate amounts of long-term debt and capitalized lease obligations maturing during the next five years are approximately: 1994-$6,253,000; 1995-$6,295,000; 1996-$8,458,000;
1997-$12,615,000; 1998-$12,615,000. Loans from life insurance companies aggregating approximately $39,600,000 are secured by the cash values of the underlying life insurance policies and such loans have been netted against the cash values. Interest is payable annually at rates ranging from 11.5% to 13%.

STOCK OPTIONS
The Company's 1981 Stock Option Plan expired in 1991. Under the Plan, the Company had granted both nonqualified and incentive stock options. Twenty-five percent of each grant became exercisable in each succeeding year.
  During 1993 and 1992 incentive stock options were exercised for 10,016 shares and 27,287 shares at prices ranging from $9.24 a share to $16.80 a share. Options were canceled in 1993 and 1992 for 1,255 shares and 750 shares.
  At December 31, 1993 incentive stock options for 55,782 shares were outstanding, of which options for 51,343 shares were exercisable at prices ranging from $9.26 to $16.80 a share. The Company has reserved 55,782 shares of Common Stock for issuance under the Plan.
  During 1991 the Company adopted a nonqualified Stock Option Plan under which options could be granted at fair market value to employees and has reserved a total of 450,000 shares of Common Stock for issuance. The Plan contains a stock appreciation right (SAR) feature under which employees may elect to receive cash in lieu of Common Stock for up to 25% of the options exercised. Twenty-five percent of each grant becomes exercisable in each succeeding year. The Company granted incentive stock options (without SAR) for 35,600 shares at $24.25 and 1,500 shares at $27.75 in 1993 and for 29,900 shares at $29.25 and
1,000 shares at $24.13 in 1992. Options for 96,875 shares were outstanding at December 31, 1993 of which 22,100 shares were exercisable at prices ranging from $16.75 to $29.25 a share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES

Deferred income taxes have been provided for the effects of reporting items of income and expense for financial accounting purposes in years different from those in which they are recognized for income tax purposes. In 1992 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This change in accounting principle resulted in a decrease in deferred income tax liabilities of $850,000.
  The provision for income taxes is reconciled with the Federal statutory rate as follows (000's):

                                                                                   1993           1992        1991
Income tax at Federal statutory rate ............................              $  9,325        $10,366       $ 9,090
State income taxes net of Federal income tax benefit ............                 1,702          1,689         1,688
Non-taxable life insurance proceeds and increase in cash value ..                (1,054)        (1,190)         (541)
Other ...........................................................                   (13)            40            11
                                                                               ---------        -------      -------
                                                                               $   9,960        $10,905      $10,248
                                                                               =========        =======      =======

   The preceding summary does not include in 1992 the deferred tax benefit of $850,000 described above nor deferred tax benefits of $8,173,000 related to the cumulative effect of the change in accounting for postretirement benefits adopted in 1992.
  Components of the net deferred income tax asset at December 31, 1993 and 1992 are as follows (000's):

                                                                           1993         1992
Deferred Income Tax Assets:
 Postretirement benefits ....................................            $13,249      $13,141
 Other ......................................................              2,913      $ 2,442
                                                                         -------      -------
                                                                          16,162       15,583
                                                                         -------      -------

Deferred Income Tax Liabilities:
 Depreciation................................................              8,199        6,713
 Other ......................................................                 --          981
                                                                         -------      -------
                                                                           8,199        7,694
                                                                         -------      -------
Net Deferred Income Tax Asset ...............................            $ 7,963      $ 7,889
                                                                         =======      =======

EMPLOYEE RETIREMENT PLANS

The Company and its principal subsidiaries have profit sharing and other retirement plans covering their employees. The Company's contributions, which are principally discretionary, were approximately $4,430,000 in 1993, $4,675,000 in 1992 and $4,615,000 in 1991.
  During 1978 the Company entered into agreements with key officers of the Company and its subsidiaries which provide for nonvested supplemental retirement benefits. In 1985 the Company entered into similar additional agreements with directors and key officers. The Company has made current provisions for future payments due under these agreements. The amounts charged to operations in 1993, 1992, and 1991 were approximately $3,340,000, $3,140,000 and $2,550,000.

COMMITMENTS AND CONTINGENCIES

Rental expense under operating leases was approximately $3,888,000 in 1993, $3,952,000 in 1992 and $4,033,000 in 1991. Minimum rental commitments under noncancelable leases other than capital leases are approximately:
1994-$3,768,000; 1995-$2,978,000; 1996-$2,643,000; 1997-$2,295,000;
1998-$2,177,000; and $13,287,000 thereafter.
  The Company is currently analyzing several potential environmental issues. Reserves for possible losses have been recorded based on the Company's current assessment.
  In the opinion of management, no litigation or claims are pending against the Company which will have an adverse material effect on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 STOCKHOLDERS' EQUITY

  The Company has authorized 500,000 shares of Preferred Stock without par value. No shares have been issued.
  Following is a summary of transactions in stockholders' equity for the three years ended December 31, 1993. Amounts are in thousands of dollars, except per share amounts.

                                                                                                                     FOREIGN
                                                                    ADDITIONAL                                       CURRENCY
                                                                     PAID-IN   RETAINED       TRANSLATION          TRANSLATION
                                            COMMON STOCK             CAPITAL   EARNINGS      TREASURY STOCK        ADJUSTMENTS
                                         SHARES      AMOUNT                                 SHARES    AMOUNT

Balance December 31, 1990..........    7,183,040       $14,366        $ 120    $ 97,055    (78,671)    ($1,666)       $  0
 Net income .......................                                              16,488
 Dividends paid, $.627 per share ..                                              (6,692)
 Three-for-two stock split ........    3,591,069         7,182           (1)     (7,190)   (30,361)
 Exercise of stock options ........                                    (119)        (76)    31,347         648
 Repurchase of Common Stock .......                                                        (13,398)       (332)
                                      ----------       -------        -----    --------   --------      ------        ----
Balance December 31, 1991 .........   10,774,109        21,548            0      99,585    (91,083)     (1,350)          0
 Net income .......................                                               7,133
 Dividends paid, $.70 per share ...                                              (7,487)
 Exercise of stock options ........          375             1           19        (114)    27,287         419
 Repurchase of Common Stock .......                                                        (25,214)       (667)
 Foreign currency translation .....                                                                                   (268)
                                      ----------       -------        -----    --------   --------      ------        ----
Balance December 31,1992 ..........   10,774,484       $21,549         $ 19    $ 99,117    (89,010)    ($1,598)      ($268)
 Net income .......................                                              16,683
 Dividends paid, $.75 per share ...                                              (8,013)
 Exercise of stock options ........                                     (19)        (59)    10,019         186
 Repurchase of Common Stock .......                                                        (13,400)       (339)
 Foreign currency translation .....                                                                                   (165)
                                      ----------       -------        -----    --------     ------      -------       -----
Balance December 31, 1993 ..........  10,774,484       $21,549        $   0    $107,728    (92,391)    ($1,751)      ($433)
                                      ==========       =======        =====    ========    =======      ======       =====

  On October 23, 1991 the Board of Directors authorized a three-for-two stock split of the Company's common shares payable on December 16, 1991 in the form of a 50% stock dividend to stockholders of record December 2, 1991. The par value of the additional 3,591,069 shares of common stock issued was credited to common stock. Fractional shares were paid in cash based on the closing price on the record date adjusted for the stock split. All share and per share data have been adjusted to reflect the stock split.
  On October 25, 1989 the Board of Directors adopted a Share Rights Plan and declared a dividend of one Right for each outstanding share of Common Stock on November 6, 1989. Such Rights become exercisable, or transferable apart from the Common Stock, twenty days after a person or group (Acquiring Person) has acquired beneficial ownership of 20% of the Common Stock or after a person or group has acquired beneficial ownership of 10% of the Common Stock and, after reasonable inquiry and investigation, has been declared by the Board of Directors to be an "Adverse Person" Each Right then may be exercised to acquire a number of shares of Common Stock equal to one share of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date that an Acquiring Person or an Adverse Person was first determined to be such (Stock Acquisition Date) and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not owned by the Acquiring Person or Adverse Person. The price to be paid for each share of Common Stock acquired by exercise of Rights is 20% of market value on the Stock Acquisition Date. In general, the Rights may be redeemed by the Company at a price of $.01 at any time until twenty days following the Stock Acquisition Date. The Rights will expire on November 6, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACQUISITIONS

On September 1, 1993 the Company acquired all of the stock of Home Safety Equipment Co., Inc., d/b/a Discount Labels (DL) for $26,745,000. DL is located in New Albany, Indiana and is engaged in the manufacture and sale of custom-printed labels. The acquisition has been recorded under the purchase method of accounting and the results of operations of DL have been included in the Company's consolidated financial statements since acquisition. The excess of the purchase price over the estimated fair market value of the assets acquired was approximately $17,550,000.
  On October 28, 1993 the Company acquired certain assets of International Envelope Company (IE) for $15,125,000. IE is located principally in Exton, Pennsylvania and is engaged in the manufacture of envelopes. The acquisition has been recorded under the purchase method of accounting and the results of operations of IE have been included in the Company's consolidated financial statements since acquisition. The excess of the purchase price over the fair value of the assets acquired was approximately $1,175,000.
  Summarized below are the unaudited consolidated results of the Company, DL and IE on a pro forma basis as though DL and IE had been acquired on January 1, 1992. This summary is presented for comparative purposes only and is not necessarily indicative of the results of operations which actually would have occurred or which may occur in the future.

Year ended December 31
(In thousands except per share amounts)

                                                         1993           1992
Net sales ...............................              $538,000       $527,000
                                                       ========       ========
Income before cumulative
 effect of changes in
 accounting principles ..................              $ 18,000       $ 19,000
                                                       ========       ========
Income per share before
 cumulative effect of changes in
 accounting principles ..................              $   1.68       $   1.82
                                                       ========       ========


POSTRETIREMENT BENEFITS
OTHER THAN PENSIONS

The Company provides certain health care and life insurance benefits for eligible retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach normal retirement age while working for the Company. The health care plan is contributory and is adjusted periodically based on actual experience while the life insurance plan is noncontributory. Neither plan is funded.
  Prior to 1992, the Company recorded retiree healthcare and life insurance expenses in the year the benefits were paid. During 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," retroactive to January 1, 1992. This statement requires the accrual of the cost of providing postretirement benefits for medical and life insurance coverage over the active service periods of its employees. The Company elected to immediately recognize the accumulated liability at January 1, 1992 of $19,377,000 for healthcare and life insurance benefits and $2,095,000 for other postretirement income benefits. The cumulative effect of this change in accounting principle was a reduction in net income of $13,299,000 or $1.24 per share.
  As of January 1, 1993 the Company made modifications to the above plans which reduced its obligations under the above plans by approximately $13,900,000. Such amount is being amortized over the remaining active service periods of its employees.
  The following table presents a reconciliation of the plan's funded status at December 31 (000's):
Accumulated Postretirement Benefit Obligation:

                                             1993          1992

 Retired employees ..................     $  5,172       $ 7,669
 Fully eligible active employees ....          453         2,702
 Other active employees .............        4,998        11,203
                                          --------       -------
                                          $ 10,623       $21,574
                                          --------       -------

 Unrecognized prior service
  cost reduction ....................       13,068
 Unrecognized net loss ..............      (2,382)
                                           -------       -------
 Postretirement benefits ............      $21,309       $21,574
                                           =======       =======

Net Periodic Benefit Cost for 1993:
 Service cost .......................      $   244       $ 1,083
 Interest cost ......................          791         1,743
 Net amortization ...................         (819)
                                           -------       -------
                                           $   216       $ 2,826
                                           =======       =======

  The assumed health care cost trend rate for 1994 is 11.5% decreasing by 1/2% each year through 1998 and thereafter decreasing annually by 1% to a rate of 5.5% in 2002 and beyond. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 9% at December 31, 1993 and 1992.
  If the health care cost trend rate were increased by one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1993 would be .2% greater and the aggregate of service and interest costs would have increased by .3%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


BUSINESS SEGMENT INFORMATION (000's)

                                                            DEPRECIATION &        CAPITAL      IDENTIFIABLE   OPERATING
                                              SALES          AMORTIZATION       EXPENDITURES      ASSETS       PROFIT
YEAR ENDED DECEMBER 31, 1993
Business Supplies Printing ......           $357,910           $ 8,928            $ 9,849       $184,736       $21,856
Book Manufacturing ..............             44,031             1,803              1,493         19,607         5,935
Extrusion Coating & Laminating ..             84,198             2,628              3,171         45,354        10,003
Corporate .......................                                1,302              1,468         52,495        (5,664)
                                            --------           -------            -------       --------       -------
                                            $486,139           $14,661            $15,981       $302,192       $32,130
                                            ========           =======            =======       ========       =======

YEAR ENDED DECEMBER 31, 1992
Business Supplies Printing ......           $341,141           $ 7,838            $ 7,718       $133,578       $17,937
Book Manufacturing ..............             43,393             1,723              1,320         18,763         6,576
Extrusion Coating & Laminating ..             78,936             2,181              6,691         44,440        11,440
Corporate .......................                                1,155              1,548         40,457        (4,743)
                                            --------           -------            -------       --------       -------
                                            $463,470           $12,897            $17,277       $237,238       $31,210
                                            ========           =======            =======       ========       =======

YEAR ENDED DECEMBER 31, 1991
Business Supplies Printing ......           $342,273           $ 7,608            $ 9,330       $127,510       $22,153
Book Manufacturing ..............             41,647             1,698              1,096         20,137         5,184
Extrusion Coating & Laminating ..             62,613             1,860              2,793         39,181         9,092
Corporate .......................                                  875              1,337         31,258        (5,027)
                                            --------           -------            -------       --------       -------
                                            $446,533           $12,041            $14,556       $218,086       $31,402
                                            ========           =======            =======       ========       =======


 The Company's three operating business segments are: business supplies printing, consisting principally of business forms and envelope products, the manufacture of books and the extrusion of polyethylene onto lightweight papers and non-wovens.
  Operating profit for each segment is sales less operating expenses. In computing operating profit for each segment, the following items have not been added or deducted: general corporate expenses, interest expense, income from investments and income taxes.
  Identifiable assets are those assets used in each segments operation. Corporate assets consist of cash, temporary investments and other noncurrent assets not used in the operation of a segment.
  In 1992 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the cumulative effect of which was accounted for as a change in accounting principle. This change also had the effect of reducing operating profit in 1992 for each of the Company's business segments as follows (000's): Business Supplies Printing, $2,041; Book Manufacturing, $85; Extrusion Coating & Laminating, $18; Corporate, $53.

INDEPENDENT AUDITORS' REPORT
The Stockholders of
American Business Products, Inc.:

We have audited the consolidated balance sheets of American Business Products, Inc. and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Business Products, Inc. and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
  As discussed in the Notes to the Consolidated Financial Statements, in 1992 the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

DELOITTE & TOUCHE
Atlanta, Georgia
February 25, 1994

   MANAGEMENT'S DISCUSSION AND ANALYSIS


   LINES OF BUSINESS

       American Business Products, Inc. manufactures and markets envelope products, business forms, labels, and other supplies for business and industry; manufactures and distributes hardcover and softcover books for the publishing industry; and produces and markets extrusion coating and laminating of papers, films, and nonwoven fabrics for use in medical, industrial, and consumer packaging of products.

   ACQUISITIONS

       The acquisition of Discount Labels of New Albany, Indiana, on September 1, 1993, expanded the Company's share of the market for specialty labels. ABP effected the transaction by acquiring all the stock of privately held Home Safety Equipment Company doing business as Conway Enterprises or Discount Labels. Discount Labels engages in the production of a wide variety of labels which are customized and distributed through a network of dealers in the United States.
       On October 28, 1993, the Company acquired the assets of International Envelope Company of Exton, Pennsylvania, to increase substantially ABP's share of the domestic market for Tyvek(R) envelopes. International Envelope Company converts Tyvek(R), a synthetic material produced by DuPont, into envelope products including flat and expansion envelopes. International Envelope Company is believed by Management to be the world's largest converter of Tyvek(R) into envelopes.

   RESULTS OF OPERATIONS

       The Company's 1993 sales reached a record $486,139,000, an increase of $22,669,000, or 4.9% over 1992. The business supplies printing segment sales were up $16,800,000, or 4.9% for the year, after including approximately $16,500,000 sales from the two acquisitions. The book manufacturing segment increased 1.4% to a new record, and the extrusion coating and laminating segment advanced 6.7% to a record. The Company's core business lines continued to feel the effects of a slow-growing economy, strong pricing competition, and over-capacity in the business forms industry. The outlook for business supplies depends largely on economic growth. Unit sales of business supplies increased modestly as did book manufacturing, while extrusion coating and laminating achieved strong unit growth.
       In 1992, sales were a record $463,470,000, up 3.8% over 1991, as extrusion coating and laminating registered strong growth of 26.1% in sales, with book manufacturing gaining 4.2% in sales, while the business supplies segment sales increased only .1% as the result of the combination of factors influencing 1993.
       Sales for 1991 were a record $446,533,000, up 12% over 1990, as extrusion coating and laminating achieved a high growth rate while the other two business segments, business supplies printing and book manufacturing, declined as the result of the same general conditions prevailing in 1992.
       In 1993, the Company derived 73.6% of sales from envelope products, business forms, labels, and related business supplies printing; 9.1% from book printing and distributing operations; and 17.3% from extrusion coating and laminating. Sales by business segments in 1992 were 73.6% from envelope products, business forms, labels and related business supplies; 9.4% from book printing and distributing; and 17.0% from extrusion coating and laminating. In 1991, the same segments had sales, respectively, of 76.7%, 9.3%, and 14.0%.
       The Company's gross profit margin (the difference between net sales and cost of products sold, expressed as a percentage of net sales) was 30.1% in 1993 compared with 30.4% in 1992 and 31.1% in 1991.
       Selling, general and administrative expenses (as a percentage of net sales) were 23.5% in 1993, compared to 23.7% in 1992 and 24.1% in 1991. The decrease for 1993 resulted from a general reduction in expenses and a slight attrition of .08% in the total number of employees before inclusion of employees of the two companies acquired in 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS


         The Company's income tax rate in 1993 increased to 37.4% from 35.8% in 1992 principally as the result of changes in Federal income tax law. The 1992 rate declined from 38.3% in 1991 as a result of higher non-taxable investment income.
         The effect of inflation on sales and operating income was minimal in 1993 as the result of the slow economy and generally stable costs, as had been the case in the preceding two years.
         In 1992, the Company adopted the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Implementation was required by 1993, and the Company elected earlier adoption of the standard. This required the Company to record retroactively to the first quarter of 1992 a one-time, after-tax charge to net income of approximately $13,299,000. The charge did not affect cash flow and was accounted for as a change in accounting method. Expenses for 1992, net of the income tax benefit, increased by approximately $1,360,000 as a result of adopting this standard. In early 1993, the Company implemented measures to reduce future costs.
         The Company also elected early adoption of Statement of Financial Accounting Standards No. 109, which provides for changes in the method of determining deferred income taxes. Adoption of the standard resulted in an increase in net income of $850,000 and was accounted for as a change in accounting method.
         Net income for 1992 included a gain of $2.9 million or $.27 per share from the sale of land at the Company's headquarters location. This sale resulted from the renegotiation of the Company's space lease which was contingent on the sale of the property.
         In November, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," which will be implemented in the first quarter of 1994. From a preliminary review of the likely effects of adoption of this standard, the Company does not anticipate a significant effect on net income or the Company's financial condition.
         While the Company knows of no significant environmental liabilities involving its operations, it is currently analyzing several potential environmental issues. Reserves for possible losses have been recorded based on the Company's current assessment. The Company has adopted a policy of commitment to protection of the environment and natural resources.

FINANCIAL POSITION

         The Company's total cash and cash equivalents at December 31, 1993, amounted to $30,151,000, an increase of $126,000 over a year earlier. The primary sources of cash were funds provided by operating activities ($20,179,000) and financing activities ($41,915,000), and the primary use of cash was for investing activities ($61,968,000).
         At December 31, 1992, cash and cash equivalents amounted to $30,025,000, an increase of $4,769,000 over a year earlier. The primary source of cash was funds provided by operating activities ($27,486,000), and the primary uses of cash were for investing activities ($13,355,000) and financing activities ($9,362,000).
         At December 31, 1991, cash and cash equivalents amounted to $25,256,000, an increase of $5,164,000 over a year earlier. Primary cash source was funds provided by operating activities ($27,316,000), and the primary uses of cash were for investing activities ($11,466,000) and financing activities ($10,686,000).
         The principal components of cash provided by operating activities in 1993 were net income ($16,683,000) and depreciation and amortization ($14,661,000). In 1992, the principal sources of cash from operating activities were net income before accounting changes ($19,582,000) and depreciation and amortization ($12,897,000). In 1991, the principal sources of cash from operating activities were net income ($16,488,000) and depreciation and amortization ($12,041,000).

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The principal investing activity in 1993 was the acquisition of Discount Labels and International Envelope Company, and in addition, capital expenditures for upgrading and improving equipment and plants. The principal investing activity in 1992 was capital expenditures for upgrading and improving equipment and plants, including a major expansion of the manufacturing facility by the extrusion coating and laminating company, which repeated the 1991 pattern of investing activity.
         The Company's ratio of long term debt to total capitalization was 40.2% at December 31, 1993, reflecting increased debt employed in the two acquisitions which were for cash, compared with ratios of 25.1% at December
31, 1992, and 25.8% at December 31, 1991. The Company believes its internal cash flows should be sufficient to generate cash for normal operations.
         Under the Company's plan to repurchase up to 1,125,000 shares of its Common Stock in varying amounts over an indefinite period, the Company acquired 13,400 shares at prevailing market prices of approximately $339,000 in 1993. The Company acquired 18,400 shares at the prevailing market price of approximately $497,000 in 1992 and 5,100 shares at prevailing market prices of approximately $70,000 in 1991.

ENVIRONMENTAL PROTECTION POLICY

         American Business Products, Inc. is committed to the protection and preservation of the environment and our natural resources within the Company's overall commitment to corporate responsibility and good citizenship. ABP seeks not only to comply with all applicable laws and regulations but also to monitor the effects of products and their manufacture upon the environment and to increase awareness and concern for protecting and preserving the environment and the world's natural resources.