Form 10-K405, Exhibit 13
period 1994-12-31
AMERICAN BUSINESS PRODUCTS INC
filed 1995-03-23
CIK 4672

                                   EXHIBIT 13

                               1994 ANNUAL REPORT

                                                                      EXHIBIT 13

YEAR ENDED DECEMBER 31
(In thousands, except per share and employee data)

                                                        1994             1993              1992              1991
Net Sales(A)  . . . . . . . . . . . . . . . . .      $563,133          $486,139          $463,470          446,533
Cost of Goods Sold(A) . . . . . . . . . . . . .       394,839           339,746           322,402          307,656
Earnings
  Before Taxes(A) . . . . . . . . . . . . . . .        33,007            26,643            30,487           26,736
  After Taxes(A)  . . . . . . . . . . . . . . .        19,528(D)         16,683            19,582(C)        16,488
  Per Common Share(A) . . . . . . . . . . . . .          1.83(D)           1.56              1.83(C)          1.55


Dividends Paid
  Common Stock  . . . . . . . . . . . . . . . .         8,550             8,013             7,487            6,692
  Per Common Share  . . . . . . . . . . . . . .           .80              .750              .700             .627
Interest Expense  . . . . . . . . . . . . . . .         8,711             6,604             6,270            5,784

Capital Expenditures--Net . . . . . . . . . . .        13,684            15,981            17,277           14,556
Depreciation and Amortization . . . . . . . . .        17,391            14,661            12,897           12,041
Salaries and Wages  . . . . . . . . . . . . . .       139,238           123,747           121,572          116,936

Current Assets  . . . . . . . . . . . . . . . .       152,712           141,768           121,938          115,735
Current Liabilities . . . . . . . . . . . . . .        63,419            55,330            44,509           42,809
Working Capital . . . . . . . . . . . . . . . .        89,293            86,438            77,429           72,926
Plant and Equipment . . . . . . . . . . . . . .        92,240            94,448            77,926           73,350
Total Assets  . . . . . . . . . . . . . . . . .       312,101           302,192           237,238          218,086

Long-Term Debt  . . . . . . . . . . . . . . . .        75,144            85,580            40,005           41,673
Retained Earnings . . . . . . . . . . . . . . .       118,095           107,728            99,117           99,585

Average Number of Common
  Shares Outstanding  . . . . . . . . . . . . .        10,684            10,683            10,691           10,671
Stockholders' Equity  . . . . . . . . . . . . .       137,481           127,093           118,819          119,783
Book Value per Common Share . . . . . . . . . .         12.89             11.90             11.12            11.21
Return on Equity  . . . . . . . . . . . . . . .          14.8%             13.6%             16.4%            14.4%

Number of Employees . . . . . . . . . . . . . .         4,152             4,320             3,727            3,894



QUARTERLY DATA 1994
(UNAUDITED)

                                                        1ST              2ND               3RD               4TH
Net Sales . . . . . . . . . . . . . . . . . .         $140,715         $139,370          $138,186         $144,863
Gross Margin  . . . . . . . . . . . . . . . .           41,925           41,538            41,015           43,817
Net Income  . . . . . . . . . . . . . . . . .            4,266(D)         4,400             4,463            6,400
Earnings Per Share  . . . . . . . . . . . . .              .40(D)           .41               .42              .60
Dividends Per Share . . . . . . . . . . . . .            .2000            .2000             .2000            .2000
Price Range of Common
   Stock (High-Low) . . . . . . . . . . . . .      25.75-22.25      24.75-18.75       23.13-19.00      23.00-19.38


Per share figures have been adjusted to reflect a 5-for-4 stock split in 1989 and a 3-for-2 stock split in 1991.
(A) Years from 1984 through 1987 have been restated to eliminate discontinued operation.
(B) Before extraordinary loss (net of income taxes) of $2,223 or $.21 per share.
(C)  Before change in accounting principles of $12,449 or $1.16 per share.
(D)  Before change in accounting principle of $605 or $.06 per share.

        1990         1989        1988         1987        1986        1985        1984
      $398,794    $387,140    $358,242     $325,768    $311,620    $296,493    $275,242
       272,376     265,549     246,555      221,953     209,647     197,001     186,116

        22,465      22,101      21,510       19,864      21,589      24,052      20,922
        14,268      13,617      13,010       11,156      11,286(B)   12,426      10,813
          1.33        1.27        1.21         1.04        1.05(B)     1.16        1.01


         6,295       5,608       5,027        4,566       4,333       3,644       3,185
          .587        .523        .469         .427        .405         341        2.99
         3,313       2,165       1,563        1,435       1,141       1,233       1,005

        10,053      12,794      11,787       12,010      13,233       8,720       8,623
         9,650       8,806       7,632        6,701       5,930       5,311       4,726
       112,778     110,353     101,416       96,718      91,684      85,356      77,070

       107,418      95,088      90,987       84,415      81,831      75,168      69,088
        39,825      36,451      35,983       32,563      28,947      25,800      25,167
        67,593      58,637      55,004       51,852      52,884      49,368      43,921
        72,040      62,767      58,197       54,077      50,195      46,349      40,007
       207,003     164,140     152,257      141,036     134,394     127,801     113,407

        43,339      11,277       8,858       10,088      12,919      15,558      12,608
        97,055      89,082      83,532       75,549      70,744      67,142      59,337


        10,717      10,728      10,712       10,701      10,692      10,674      10,665
       109,875     103,264      95,145       87,117      82,278      78,619      70,773
         10.31        9.61        8.88         8.14        7.69        7.36        6.63
          13.4%       13.7%       14.3%        13.2%       14.0%       16.6%       16.0%

         3,986       4,034       4,007        3,867       3,785       3,795       3,602




QUARTERLY DATA 1993
(UNAUDITED)

                                              1ST          2ND            3RD          4TH
Net Sales . . . . . . . . . . . . . . .   $117,749     $115,338        $119,516     $133,537
Gross Margin  . . . . . . . . . . . . .     35,996       33,824          35,055       41,788
Net Income  . . . . . . . . . . . . . .      4,670        3,638           3,586        4,789
Earnings Per Share  . . . . . . . . . .        .44          .34             .34          .45
Dividends Per Share . . . . . . . . . .      .1875        .1875           .1875        .1875
Price Range of Common
   Stock (High-Low) . . . . . . . . . .30.25-27.13  28.38-24.00     28.75-22.00  25.00-21.13


YEAR ENDED DECEMBER 31
(In thousands, except per share amounts)


                                                                 1994               1993               1992
NET SALES . . . . . . . . . . . . . . . . . . . . . .           $563,133         $486,139           $463,470
                                                                --------         --------           --------

COST AND EXPENSES
   Cost of goods sold . . . . . . . . . . . . . . . .            394,839          339,746            322,402
   Selling and administrative expenses  . . . . . . .            127,566          114,263            109,858
                                                                --------         --------           --------
                                                                 522,405          454,009            432,260
                                                                --------         --------           --------

OPERATING INCOME  . . . . . . . . . . . . . . . . . .             40,728           32,130             31,210

OTHER INCOME (EXPENSE)
   Sale of assets . . . . . . . . . . . . . . . . . .                158               48              4,619
   Interest expense . . . . . . . . . . . . . . . . .             (8,711)          (6,604)            (6,270)
   Miscellaneous - net  . . . . . . . . . . . . . . .                832            1,069                928
                                                                --------         --------           --------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES  . . . .             33,007           26,643             30,487

PROVISION FOR INCOME TAXES
   Current
     Federal  . . . . . . . . . . . . . . . . . . . .             11,902            8,992             10,688
     State  . . . . . . . . . . . . . . . . . . . . .              3,700            2,677              2,899
   Deferred . . . . . . . . . . . . . . . . . . . . .             (2,123)          (1,709)            (2,682)
                                                                --------         --------           --------
                                                                  13,479            9,960             10,905
                                                                --------         --------           --------

INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGES IN ACCOUNTING PRINCIPLES  . . . . . . . . .             19,528           16,683             19,582

CUMULATIVE EFFECT OF CHANGES IN
  ACCOUNTING PRINCIPLES . . . . . . . . . . . . . . .               (605)                            (12,449)
                                                                --------         --------           --------

NET INCOME  . . . . . . . . . . . . . . . . . . . . .           $ 18,923         $ 16,683           $  7,133
                                                                ========         ========           ========

PER COMMON SHARE
   Income before cumulative effect of changes
     in accounting principles . . . . . . . . . . . .              $1.83            $1.56              $1.83

   Net income . . . . . . . . . . . . . . . . . . . .              $1.77            $1.56              $0.67





See Notes to Consolidated Financial Statements

DECEMBER 31
(Dollars in Thousands)

                                                                                         1994       1993
CURRENT ASSETS
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . .            $ 25,997   $ 30,151
  Accounts receivable, less allowances of $2,379 and $2,218 . . . . . . . .              72,536     65,000
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              51,929     45,687
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               2,250        930
                                                                                       --------   --------
     Total Current Assets . . . . . . . . . . . . . . . . . . . . . . . . .             152,712    141,768

PLANT AND EQUIPMENT--AT COST
  Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               5,983      5,940
  Buildings and improvements  . . . . . . . . . . . . . . . . . . . . . . .              52,011     48,475
  Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . .             127,645    121,805
                                                                                       --------   --------
                                                                                        185,639    176,220
  Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . .              93,199     81,772
                                                                                       --------   --------
                                                                                         92,440     94,448

INTANGIBLE ASSETS FROM ACQUISITIONS
  Goodwill, less amortization of$2,605 and $1,651 . . . . . . . . . . . . .             31,528     31,634
  Other, less amortization of $3,973 and $3,173 . . . . . . . . . . . . . .               2,449      3,274
                                                                                       --------   --------
                                                                                         33,977     34,908

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . .              10,495      7,963
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              22,477     23,105
                                                                                       --------   --------
                                                                                       $312,101   $302,192
                                                                                       ========   ========

CURRENT LIABILITIES
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 41,674   $ 36,241
  Salaries and wages  . . . . . . . . . . . . . . . . . . . . . . . . . . .               9,771      8,530
  Profit sharing contributions  . . . . . . . . . . . . . . . . . . . . . .               4,397      4,106
  Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               1,340        200
  Current maturities of long-term debt  . . . . . . . . . . . . . . . . . .               6,237      6,253
                                                                                       --------   --------
     Total Current Liabilities  . . . . . . . . . . . . . . . . . . . . . .              63,419     55,330

LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              75,144     85,580
SUPPLEMENTAL RETIREMENT BENEFITS  . . . . . . . . . . . . . . . . . . . . .              13,609     12,880
POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS  . . . . . . . . . . . . . . . .              22,448     21,309
STOCKHOLDERS' EQUITY
  Common stock--$2 par value; authorized 50,000,000
     shares, issued 10,784,279 and 10,774,484 shares  . . . . . . . . . . .              21,569     21,549
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . .                 118
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .             118,095    107,728
  Foreign currency translation adjustment . . . . . . . . . . . . . . . . .                  64       (433)
                                                                                      ---------  ---------
                                                                                        139,846    128,844
  Less 121,478 and 92,391 shares of Common Stock in treasury--at cost . . .               2,365      1,751
                                                                                      ---------  ---------
                                                                                        137,481    127,093
                                                                                      ---------  ---------
                                                                                      $ 312,101  $ 302,192
                                                                                      =========  =========


See Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31
(In Thousands)

                                                                        1994          1993          1992
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 18,923      $ 16,683      $  7,133
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Depreciation and amortization . . . . . . . . . . . . . . .    17,391        14,661        12,897
        (Increase) in accounts receivable . . . . . . . . . . . . .    (7,536)       (7,482)         (800)
        (Increase) decrease in inventories  . . . . . . . . . . . .    (6,242)       (4,244)          112
        (Increase) decrease in other current assets . . . . . . . .    (1,320)          255          (745)
        (Gain) on disposition of plant and equipment  . . . . . . .      (129)          (48)       (4,619)
        Decrease (increase) in intangible and other assets  . . . .      (803)         (866)         (441)
        Increase in accounts payable  . . . . . . . . . . . . . . .     5,434         3,408         4,388
        Increase (decrease) in other current liabilities  . . . . .     2,672        (2,007)       (2,824)
        Increase in supplemental retirement benefits  . . . . . . .     1,752         1,793         2,516
        Increase (decrease) in postretirement and
             postemployment benefits  . . . . . . . . . . . . . . .     1,139          (265)       21,574
        (Increase) in deferred income taxes . . . . . . . . . . . .    (2,532)       (1,709)      (11,705)
                                                                     --------      --------      --------
             Total adjustments  . . . . . . . . . . . . . . . . . .     9,826         3,496        20,353
                                                                     --------      --------      --------
             Net cash provided by operating activities  . . . . . .    28,749        20,179        27,486


CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions, net of cash acquired  . . . . . . . . . . . . . . .                 (35,402)
  (Increase) in annuity contracts . . . . . . . . . . . . . . . . .                  (7,467)       (1,223)
  (Increase) in cash value of life insurance  . . . . . . . . . . .       (19)       (3,647)         (366)
  Additions to plant and equipment  . . . . . . . . . . . . . . . .   (13,684)      (15,981)      (17,277)
  Proceeds from dispositions of plant and equipment . . . . . . . .       285           529         5,511
                                                                     --------      --------      --------
             Net cash used in investing activities  . . . . . . . .   (13,418)      (61,968)      (13,355)

CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in long-term debt  . . . . . . . . . . . . . . . . . . .                  51,602
  Reductions of long-term debt  . . . . . . . . . . . . . . . . . .   (10,453)       (1,442)       (1,533)
  Repurchase of common stock  . . . . . . . . . . . . . . . . . . .      (628)         (340)         (667)
  Sales and exchanges of common stock . . . . . . . . . . . . . . .       146           108           325
  Dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . .    (8,550)       (8,013)       (7,487)
                                                                     --------      --------      --------
             Net cash (used) provided by financing activities . . .   (19,485)       41,915        (9,362)
                                                                     --------      --------      --------
  Net (decrease) increase in cash and cash equivalents  . . . . . .    (4,154)          126         4,769
  Cash and cash equivalents at beginning of year  . . . . . . . . .    30,151        30,025        25,256
                                                                     --------      --------      --------
  Cash and cash equivalents at end of year  . . . . . . . . . . . .  $ 25,997      $ 30,151      $ 30,025
                                                                     ========      ========      ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
     Interest (net of amount capitalized) . . . . . . . . . . . . .  $  9,039      $  6,241      $  3,313
     Income taxes . . . . . . . . . . . . . . . . . . . . . . . . .    12,988        10,772        16,395
  Liabilities assumed in acquisitions . . . . . . . . . . . . . . .       849         6,471





See Notes to Consolidated Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have heen eliminated.
  Cash and Cash Equivalents: The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, invested in short-term instruments stated at cost which approximates market, were $16,175,000 in 1994 and $18,891,000 in 1993. All such investments have an original maturity of three months or less and for purposes of the statement of cash flows are considered to be cash equivalents.
  Amounts due banks upon the clearance of certain checks under the Company's cash management program have been included in accounts payable. At December 31, 1994 and 1993 such amounts were $6,904,000 and $4,723,000.
  Inventories: Inventories are valued at the lower of cost (first-in, first-out) or market.
  Intangible Assets: The excess of cost over amounts assigned to tangible assets of purchased subsidiaries is being amortized on the straight-line basis over periods of 5 to 40 years. The Company evaluates the net carrying value of such assets based on expectations of nondiscounted cash flows and net income of each subsidiary for whom such assets are recorded. The Company believes no material impairment of such assets exists.
  Plant and Equipment: Plant and equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for income tax purposes.
  Long-Term Debt: The fair value of the Company's long-term debt is based on management's estimate of current market prices for the same issues. Fair value is estimated to be $72,500,000 at December 31, 1994 and $87,000,000 at December 31, 1993.
  Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs of existing conditions caused by past operations are accrued when it is probable that a liability has been incurred and the cost can be reasonably estimated.
  Revenue Recognition: Sales and related costs are recorded by the Company upon shipment of products to its customers.
  Net Income per Common Share: Net income per common share is based upon the weighted average number of shares outstanding, 10,683,797 in 1994, 10,682,504 in 1993 and 10,690,937 in 1992. The dilutive effect of outstanding stock options is not significant.
  Foreign Currency Translation: The Company's investment in a 50%-owned foreign joint venture is translated at the rate in effect at the balance sheet date. The Company's share of net income of the joint venture is translated at average exchange rates prevailing during the year. Resulting translation adjustments are reported separately as a component of stockholder's equity.

INVENTORIES

                                                                   1994              1993
INVENTORIES (000'S)
Products finished or in process . . . . . . . . . . . . .        $25,685            $24,510
Raw materials . . . . . . . . . . . . . . . . . . . . . .         25,560             20,771
Supplies  . . . . . . . . . . . . . . . . . . . . . . . .            684                406
                                                                 -------            -------
                                                                 $51,929            $45,687
                                                                 =======            =======

LONG-TERM DEBT

                                                                                                 1994                    1993
LONG-TERM DEBT AND LEASES (000's)
Senior notes, 9.92%, due 1994 to 2000  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $17,229                 525,714
Senior notes, 5.77%, due 1997 to 2003 . . . . . . . . . . . . . . . . . . . . . . . . . . .     48,000                  48,000
Note payable to bank, 9.375%, principal due to 1996 . . . . . . . . . . . . . . . . . . . .      2,700                   3,100
Note payable to bank, variable at LIBOR plus 1.15%, principal due to 2000 . . . . . . . . .        990                   1,219
Mortgage note, variable at 56% of bank's base rate plus .25%  not to exceed
     15%, principal due to 1999   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,000                   2,500
Mortgage note 6.75%, principal due to 2003  . . . . . . . . . . . . . . . . . . . . . . . .      1,875                   2,125
Mortgage note, variable at 75.8% of prime rate not to exceed 11%,
     principal due to 2001  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,590                   1,908
Mortgage note, variable at 79.4% of prime rate not to exceed 11.75%,
     principal due to 1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        658                     878
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        102                     136
                                                                                               -------                 -------
                                                                                               $75,144                 $85,580
                                                                                               =======                 =======

     The net carrying amount of plant, equipment and other assets assigned as collateral to the above obligations was approximately $24,955,000 in 1994 and $25,923,000 in 1993. The Company has agreed to certain restrictive covenants during the terms of some of these agreements. Under the most restrictive of the covenants, the Company must maintain tangible net worth not less than approximately $95,000,000 plus 25% of net income earned after 1992 and must limit the amount of Senior Funded Debt to not more than 40% of total capitalization. The aggregate amounts of long-term debt maturing during the next five years are approximately: 1995-$6,237,000; 1996-$8,559,000;
1997-$12,615,000; 1998-$12,615,000; 1999-$12,571,000. Loans from life insurance companies aggregating approximately $41,095,000 are secured by the cash values of the underlying life insurance policies and such loans have been netted against the cash values. Interest is payable annually at rates ranging from 11.5% to 13%.

STOCK OPTIONS

     The Company's 1981 Stock Option Plan expired in 1991. Under the Plan, the Company had granted both nonqualified and incentive stock options.
     During 1994 and 1993 incentive stock options were exercised for 9,008 shares and 10,019 shares at prices ranging from $9.26 a share to $16.80 a share. Options were canceled in 1994 and 1993 for 3,563 shares and 1,255 shares.
     At December 31,1994 incentive stock options for 42,721 shares were outstanding, all of which were exercisable at prices ranging from $9.26 to $24.88 a share. The Company has reserved 42,721 shares of Common Stock for issuance under the Plan.
     During 1991 the Company adopted a nonqualified Stock Option Plan under which options could be granted at fair market value to employees and has reserved a total of 450,000 shares of Common Stock for issuance. The Plan allows the Board of Directors to grant options which include a stock appreciation right (SAR) feature under which employees may elect to receive cash in lieu of Common Stock for up to 25% of the options exercised. Twenty-five percent of each grant becomes exercisable in each succeeding year. The Company granted incentive stock options (without SAR) for 40,400 shares at $19.75 in 1994 and for 35,600 shares at $24.25 and 1,500 shares at $27.75 in
1993. Options for 2,100 shares were canceled in 1994. Options for 135,175 shares were outstanding at December 31,1994 of which 46,286 shares were exercisable at prices ranging from $16.75 to $29.25 a share.

INCOME TAXES

         Deferred income taxes have been established for the effects of differences in the bases of assets and liabilities for financial reporting and income tax purposes. In 1992 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This change in accounting principle resulted in a decrease in deferred income taxes of $850,000 in 1992.
         The provision for income taxes is reconciled with the Federal statutory rate as follows (000's):

                                                                                           1994          1993          1992
Income tax at Federal statutory rate  . . . . . . . . . . . . . . . . . . . . . .       $11,552        $9,325      $ 10,366
State income taxes net of Federal income tax benefit  . . . . . . . . . . . . . .         2,093         1,702         1,689
Non-taxable life insurance proceeds and increase in cash value  . . . . . . . . .          (957)       (1,054)       (1,190)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           791           (13)           40
                                                                                       --------        -------     --------
                                                                                       $ 13,479        $9,960      $ 10,905
                                                                                       ========        ======      ========

     The preceding summary does not include in 1992 the deferred tax benefit of $850,000 described above nor deferred tax benefits of $8,173,000 related to the cumulative effect of the change in accounting for postretirement benefits adopted in 1992. It also does not include the deferred tax benefit related to the cumulative effect of the change in accounting for postemployment benefits in 1994.

     Components of the net deferred income tax asset at December 31, 1994 and 1993 are as follows (000's):

                                                                         1994            1993
DEFERRED INCOME TAX ASSETS:
 Postretirement and postemployment benefits . . . . . . . . . .      $ 14,154        $ 13,249
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . .         3,482           2,913
                                                                     --------        --------
                                                                       17,636          16,162
                                                                     --------        --------
DEFERRED INCOME TAX LIABILITIES:
 Depreciation . . . . . . . . . . . . . . . . . . . . . . . . .         7,141           8,199
                                                                     --------        --------
Net Deferred Income Tax Asset . . . . . . . . . . . . . . . . .      $ 10,495        $  7,963
                                                                     ========        ========

EMPLOYEE RETIREMENT PLANS

     The Company and its principal subsidiaries have profit sharing and other retirement plans covering their employees. The Company's contributions, which are principally discretionary, were approximately $4,530,000 in 1994, $4,430,000 in 1993 and $4,675,000 in 1992.
     During 1978 the Company entered into agreements with key officers of the Company and its subsidiaries which provide for nonvested supplemental retirement benefits. In 1985 the Company entered into similar additional agreements with directors and key officers. The Company has made current provisions for future payments due under these agreements. The amounts charged to operations in 1994, 1993 and 1992 were approximately $3,457,000, $3,340,000 and $3,140,000, respectively.

COMMITMENTS AND CONTINGENCIES

     Rental expense under operating leases was approximately $4,889,000 in 1994, $3,888,000 in 1993 and $3,952,000 in 1992. Minimum rental commitments under noncancelable leases other than capital leases are approximately:
1995-$4,268,000; 1996-$3,807,000; 1997-$2,678,000; 1998-$2,438,000;
1999-$2,063,000; and $7,645,000 thereafter.
     In the opinion of management, no litigation or claims are pending against the Company which will have an adverse material effect on its financial statements.

STOCKHOLDERS' EQUITY

     The Company has authorized 500,000 shares of Preferred Stock without par value. No shares have been issued.
     Following is a summary of transactions in stockholder's equity for the three years ended December 31, 1994. Dollars are in thousands except per share amounts.


                                                                                                                    FOREIGN
                                                                  ADDITIONAL                                       CURRENCY
                                              COMMON STOCK         PAID-IN    RETAINED       TREASURY STOCK       TRANSLATION
                                            SHARES      AMOUNT     CAPITAL    EARNINGS      SHARES     AMOUNT     ADJUSTMENTS
Balance December 31,1991  . . . . . . .   10,774,109    $21,548       $ 0     $ 99,585    (91,083)    ($1,350)       $ 0
   Net income   . . . . . . . . . . . .                                          7,133
   Dividends paid, $.70 per share   . .                                         (7,487)
   Exercise of stock options  . . . . .          375          1        19         (114)    27,287         419
   Repurchase of Common Stock   . . . .                                                   (25,214)       (667)
   Foreign currency translation   . . .                                                                             (268)
                                         -----------    -------  --------     --------   --------     -------       -----

Balance December 31,1992  . . . . . . .   10,774,484     21,549        19       99,117    (89,010)     (1,598)      (268)
   Net income   . . . . . . . . . . . .                                         16,683
   Dividends paid, $.75 per share   . .                                         (8,013)
   Exercise of stock options  . . . . .                               (19)         (59)    10,019         186
   Repurchase of Common Stock   . . . .                                                   (13,400)       (339)
   Foreign currency translation   . . .                                                                             (165)
                                         -----------    -------  --------     --------   --------     -------       -----

Balance December 31, 1993 . . . . . . .   10,774,484     21,549         0      107,728    (92,391)     (1,751)      (433)
   Net income   . . . . . . . . . . . .                                         18,923
   Dividends paid, $.80 per share   . .                                         (8,550)
   Exercise of stock options  . . . . .        7,995         16        82           (6)     1,013          14
   Repurchase of Common Stock   . . . .                                                   (30,100)       (628)
   Restricted stock awards . .  . . . .        1,800          4        36
   Foreign currency translation   . . .                                                                              497
                                         -----------    -------  --------     --------   --------     -------       -----
Balance December 31,1994  . . . . . . .   10,784,279    $21,569   $   118     $118,095  $(121,478)    ($2,365)     $  64
                                         ===========    =======  ========     ========   ========     =======       =====


   On October 25, 1989 the Board of Directors adopted a Share Rights Plan and declared a dividend of one Right for each outstanding share of Common Stock on November 6, 1989. Such Rights become exercisable, or transferable apart from the Common Stock, twenty days after a person or group (Acquiring Person) has acquired beneficial ownership of 20% of the Common Stock or after a person or group has acquired beneficial ownership of 10% of the Common Stock and, after reasonable inquiry and investigation, has been declared by the Board of Directors to be an "Adverse Person." Each Right then may be exercised to acquire a number of shares of Common Stock equal to one share of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date that an Acquiring Person or an Adverse Person was first determined to be such (Stock Acquisition Date) and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not owned by the Acquiring Person or Adverse Person. The price to be paid for each share of Common Stock acquired by exercise of Rights is 20% of market value on the Stock Acquisition Date. In general, the Rights may be redeemed by the Company at a price of $.01 at any time until twenty days following the Stock Acquisition Date The Rights will expire on November 6, 1999.

ACQUISITIONS

   On September 1, 1993 the Company acquired all of the stock of Home Safety Equipment Co., Inc., d/b/a Discount Labels (DL) for $26,745,000. DL is located in New Albany, Indiana and is engaged in the manufacture and sale of custom-printed labels. The acquisition has been recorded under the purchase method of accounting and the results of operations of DL have been included in the Company's consolidated financial statements since acquisition. The excess of the purchase price over the estimated fair market value of the assets acquired was approximately $17,550,000.
   On October 28, 1993 the Company acquired certain assets of International Envelope Company (IE) for $12,875,000. IE is located principally in Exton, Pennsylvania and is engaged in the manufacture of envelopes. The acquisition has been recorded under the purchase method of accounting and the results of operations of IE have been included in the Company's consolidated financial statements since acquisition. The excess of the purchase price over the fair value of the assets acquired was approximately $2,026,000.
   Summarized below are the unaudited consolidated results of the Company, DL and IE on a pro forma basis as though DL and IE had been acquired on January 1, 1992. This summary is presented for comparative purposes only and is not necessarily indicative of the results of operations which actually would have occurred or which may occur in the future.

Year ended December 31
(In thousands except per share amounts)

                                                                                            1994             1993
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $538,000        $527,000
                                                                                          ========        ========
Income before cumulative effect of changes in
     accounting principles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 18,000        $ 19,000
                                                                                          ========        ========
Income per share before cumulative effect of changes
     in accounting principles   . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   1.68        $   1.82
                                                                                          ========        ========


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company provides certain health care and life insurance benefits for eligible retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach normal retirement age while working for the Company. The health care plan is contributory and is adjusted periodically based on actual experience while the life insurance plan is noncontributory. Neither plan is funded.
     Prior to 1992 the Company recorded retiree health care and life insurance expenses in the year the benefits were paid. During 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," retroactive to January 1, 1992. This statement requires the accrual of the cost of providing postretirement benefits for medical and life insurance coverage over the active service periods of its employees. The Company elected to immediately recognize the accumulated liability at January 1, 1992 of $19,377,000 for health care and life insurance benefits and $2,095,000 for other postretirement income benefits. The cumulative effect of this change in accounting principle was a reduction in net income of $13,299,000 or $1.24 per share.
     As of January 1, 1993 the Company made modifications to the above plans which reduced its obligations under the above plans by approximately $13,900,000. Such amount is being amortized over the remaining active service periods of its employees.
     The following table presents a reconciliation of the plan's funded status at December 31 (000's):

                                                                                           1994         1993         1992
ACCUMULATED POST RETIREMENT BENEFIT OBLIGATION:
     Retired employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  5,447      $  5,172
     Fully eligible active employees  . . . . . . . . . . . . . . . . . . . . . .           608           453
     Other active employees   . . . . . . . . . . . . . . . . . . . . . . . . . .         4,604         4,998
                                                                                       --------      --------
                                                                                         10,659        10,623
                                                                                       --------      --------

Unrecognized prior service cost reduction . . . . . . . . . . . . . . . . . . . .        12,231        13,068
Unrecognized net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (1,671)       (2,382)
                                                                                       --------      --------
Postretirement benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 21,219      $ 21,309
                                                                                       ========      ========

NET PERIODIC BENEFIT COST:
     Service cost   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    332      $    244      $  1,083
     Interest cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           800           791         1,743
     Net amortization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (744)         (819)
                                                                                       --------      --------      --------
                                                                                       $    388      $    216      $  2,826
                                                                                       ========      ========      ========

     The assumed health care cost trend rate for 1995 is 11% decreasing by 1/2% each year to 1998 and thereafter decreasing annually by 1% to a rate of 6.5% in 2001 and beyond. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994, 7.5% at December 31, 1993 and 9% at December 31, 1992.
     If the health care cost trend rate were increased by one percent for all future years, the impact on the accumulated postretirement benefit obligation as of December 31, 1994 and the aggregate of service and interest costs for 1994 would have been insignificant.

POSTEMPLOYMENT BENEFITS

     The Company provides postemployment benefits to certain former and inactive employees. Prior to 1994 postemployment benefit expenses were expensed when paid. As of the beginning of 1994, the Company adopted SFAS No. 112, "Employer's Accounting for Postemployment Benefits" and recorded a cumulative net adjustment of $605,000 which has been recorded as a change in accounting principle. The incremental costs of adopting this statement were insignificant in the current year

BUSINESS SEGMENT INFORMATION (000's)

                                                     DEPRECIATION &      CAPITAL      IDENTIFIABLE     OPERATING
                                          SALES       AMORTIZATION     EXPENDITURES      ASSETS          PROFIT
YEAR ENDED DECEMBER 31,1994
Business supplies printing  . . . . . .   $429,342        $11,204       $ 7,242         $191,635        $32,290
Book manufacturing  . . . . . . . . . .     49,464          1,860         2,187           25,539          5,653
Extrusion coating & laminating  . . . .     84,327          2,760         1,376           46,609          8,778
Corporate . . . . . . . . . . . . . . .                     1,567         2,879           48,318         (5,993)
                                          --------        -------       -------         --------        -------
                                          $563,133        $17,391       $13,684         $312,101        $40,728
                                          ========        =======       =======         ========        =======

YEAR ENDED DECEMBER 31,1993
Business supplies printing  . . . . . .   $357,910         $8,928        $9,849         $184,736        $21,856
Book manufacturing  . . . . . . . . . .     44,031          1,803         1,493           19,607          5,935
Extrusion coating & laminating  . . . .     84,198          2,628         3,171           45,354         10,003
Corporate . . . . . . . . . . . . . . .                     1,302         1,468           52,495         (5,664)
                                          --------        -------       -------         --------        -------
                                          $486,139        $14,661       $15,981         $302,192        $32,130
                                          ========        =======       =======         ========        =======

YEAR ENDED DECEMBER 31, 1992
Business supplies printing  . . . . . .   $341,141         $7,838        $7,718         $133,578        $17,937
Book manufacturing  . . . . . . . . . .     43,393          1,723         1,320           18,763          6,576
Extrusion coating & laminating  . . . .     78,936          2,181         6,691           44,440         11,440
Corporate . . . . . . . . . . . . . . .                     1,155         1,548           40,457         (4,743)
                                          --------        -------       -------         --------        -------
                                          $463,470        $12,897       $17,277         $237,238        $31,210
                                          ========        =======       =======         ========        =======

      The Company's three operating business segments are: business supplies printing, consisting principally of business forms and envelope products, the manufacture of books and the extrusion of polyethylene onto lightweight papers and non-wovens.
         Operating profit for each segment is sales less operating expenses. In computing operating profit for each segment, the following items have not been added or deducted: general corporate expenses, interest expense, income from investments and income taxes.
         Identifiable assets are those assets used in each segment's operation. Corporate assets consist of cash and cash equivalents and other noncurrent assets not used in the operation of a segment.


INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders of American Business Products Inc:

       We have audited the accompanying consolidated balance sheets of American Business Products, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Business Products, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
       As discussed in the Notes to the consolidated financial statements, in 1994 the company changed its method of accounting for postemployment benefits and in 1992 the company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.

DELOITTE & TOUCHE  LLP
Atlanta Georgia
February 24, 1995

LINES OF BUSINESS

         American Business Products, Inc. manufactures and markets envelope products, business forms, labels, and other supplies for business and industry; manufactures and distributes hardcover and softcover books for the publishing industry; and produces and markets extrusion coating and laminating of papers, films, and nonwoven fabrics for use in medical, industrial, and consumer packaging.

RESULTS OF OPERATIONS

         The Company's 1994 sales were a record $563,133,000, increasing $76,994,000, or 16% over 1993. The major portion of the sales increase resulted from acquisitions made in 1993 which expanded and strengthened the Company's largest business segment, business supplies printing.
         Business supplies segment sales increased 20% for the year. Unit growth in business supplies was moderate as the segment experienced inflation in raw material costs, which were largely passed on to our customers. Management believes the Company should continue to increase sales and improve its profit margins in 1995 due to the following factors: (1) it appears the Company will have the ability to increase prices to more than cover higher raw material costs as the result of limited supply and high demand; (2) the Company has the ability to enter new markets and offer new products; and (3) the Company's long-standing relationships as a good customer of suppliers of raw materials are expected to assure adequate and uninterrupted supplies of raw materials.
         The book manufacturing segment increased sales 12.4% with substantial growth of units, but a combination of higher raw material costs, price competition and start-up costs of a new production line resulted in essentially flat net profits for this operation. In 1994 the operation added capacity, broadened its product line and increased customer order fulfillment capabilities. As a result, the book manufacturing business is expected to increase its share of the market and to improve prices and profit margins in 1995.
         The extrusion coating segment increased sales .2% and showed moderate unit growth but margins were held down due to rising costs of raw materials, price competition and change in product mix. While selling price pressures are expected to continue, this business should be able to increase prices to customers and improve profit margins in 1995.
         In 1993 sales were a record $486,139,000, up 4.9% over 1992, led by the extrusion coating segment which advanced 6.7% to a record. The business supplies printing segment gained 4.9%, and the book manufacturing segment increased 1.4% to a sales record. Core business lines felt the effects of a slow-growth economy, strong price competition and overcapacity in the forms industry. Unit sales of business supplies increased modestly as did book manufacturing unit sales, while extrusion coating and laminating achieved strong unit growth.
         In 1992 ABP sales were a record $463,470,000, up 3.8% over 1991, as extrusion coating and laminating registered strong growth of 26.1% in sales, with book manufacturing gaining 4.2% in sales. The business supplies segment sales increased only .1% due to the same combination of factors influencing 1993 results.
         In 1994 the Company derived 76.2% of sales from envelope products, business forms, labels, and related business supplies printing operations; 8.8% from book manufacturing and order fulfillment operations; and 15% from extrusion coating and laminating operations. Sales by business segments in 1993 were: 73.6% from business supplies products; 9.1% from book manufacturing and order fulfillment operations; and 17.3% from extrusion coating and laminating. In 1992 the same segments had sales, respectively, of 73.6%, 9.4%, and 17.0%.
         The Company's gross profit margin (the difference between net sales and cost of products sold, expressed as a percentage of net sales) was 29.9% in 1994 compared to 30.1% in 1993 and 30.4% in 1992.

Selling, general and administrative expenses (as a percentage of net sales) were 22.7% in 1994 compared to 23.5% in 1993 and 23.7% in 1992. The decrease for 1994 resulted primarily from a reduction of 3.9% in employees and was in large measure consequent to the consolidation of some facilities of the major operating companies.
         The Company's income tax rate increased significantly It was 40.8% compared to 37.4% in 1993 and was principally due to the non-deductibility of goodwill associated with the 1993 acquisitions; also a factor was a non-taxable loss from the European joint venture which was affected by escalating raw material costs, selling price pressures, and the costs of moving into new facilities. With these expenses behind it, the joint venture operation is expected to gain efficiencies through consolidation and new capacity, aided by economic improvement. The 1993 tax rate increased from 35.8% in 1992 principally as the result of changes in Federal income tax law.
         The effect of inflation on sales and operating income in 1994, as already indicated, was increased raw material costs which negatively affected profit margins for much of the year. By comparison, inflation was minimal in 1993 and 1992 as the result of the slow economy and generally stable costs.
         In 1992 the Company adopted the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Implementation was required by 1993, and the Company elected earlier adoption of the standard. This required the Company to record retroactively to the first quarter of 1992 a one-time, after-tax charge to net income of approximately $13,299,000. The charge did not affect cash flow and was accounted for as a change in accounting method. Expenses for 1992, net of the income tax benefit, increased by approximately $1,360,000 as a result of adopting this standard. In early 1993 the Company implemented measures to reduce future costs.
         The Company also elected early adoption of Statement of Financial Accounting Standards No. 109, which provides for changes in the method of determining deferred income taxes. Adoption of the standard resulted in an increase in net income of $850,000 and was accounted for as a change in accounting method.
         Net income for 1992 included a gain of $2.9 million or $.27 per share from the sale of land at the Company's headquarters location. This sale resulted from the renegotiation of the Company's space lease which was contingent on the sale of the property.
         In November, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," which was implemented in the first quarter of 1994. The adoption of this standard resulted in a decrease in net income of $605,000 or $.06 per share of Common Stock.

FINANCIAL POSITION

         The Company's total cash and cash equivalents at December 31, 1994, amounted to $25,997,000, a decrease of $4,154,000 over a year earlier. The primary sources of cash were funds provided by operating activities ($28,749,000) and the principal uses of cash were investing activities ($13,418,000) and financing activities ($19,485,000) which included $10,453,000 for reduction of long term debt.
         At December 31, 1993, cash and cash equivalents amounted to $30,151,000, an increase of $126,000 over a year earlier. The primary sources of cash were funds provided by operating activities ($20,179,000) and financing activities ($41,915,000), and the primary use of cash was for investing activities ($61,968,000).
         At December 31, 1992, cash and cash equivalents amounted to $30,025,000, an increase of $4,769,000 over a year earlier. The primary source of cash was funds provided by operating activities ($27,486,000), and the primary uses of cash were for investing activities ($13,355,000) and financing activities ($9,362,000).

         The principal components of cash provided by operating activities in 1994 were net income ($18,923,000) and depreciation and amortization ($17,391,000). In 1993 the principal sources of cash from operating activities were net income ($16,683,000) and depreciation and amortization ($14,661,000). In 1992 the principal sources of cash from operating activities were net income before accounting changes ($19,582,000) and depreciation and amortization ($12,897,000).
         The principal investing activity in 1994 was capital expenditures for upgrading and improving equipment and plants, including major expansions of the label company plant and a book manufacturing facility. The principal investing activity in 1993 was the acquisition of Discount Labels, Inc. and International Envelope Company, and in addition, capital expenditures for upgrading and improving equipment and plants. The principal investing activity in 1992 was capital expenditures for upgrading and improving plants and equipment.
         The Company's ratio of long term debt to total capitalization was 35.3% at December 31, 1994, compared with ratios of 40.2% at December 31, 1993, and 25.1% at December 31, 1992. The Company believes its internal cash flows should be sufficient to generate cash for normal operations.
         Under the Company's plan to repurchase up to 1,125,000 shares of its Common Stock in varying amounts over an indefinite period, the Company acquired 30,100 shares at prevailing market prices with a total cost of $628,247 in 1994. The Company acquired 13,400 shares at the prevailing market prices totaling approximately $339,000 in 1993, and 18,400 shares at the prevailing market prices totaling approximately $497,000 in 1992.

ENVIRONMENTAL PROTECTION POLICY

         American Business Products, Inc. is committed to the protection and preservation of the environment and our natural resources within the Company's overall commitment to corporate responsibility and good citizenship. ABP seeks not only to comply with all applicable laws and regulations but also to monitor the effects of products and their manufacture upon the environment and to increase awareness and concern for protecting and preserving the environment and the world's natural resources. The Company knows of no significant environmental liabilities involving its operations. The Company's accounting policy relating to the environment is set forth in the Summary of Significant Accounting Policies contained in Notes to Consolidated Financial Statements.

                                                            optional cash investment your check should be made
STOCK EXCHANGE LISTING                                      payable and mailed to Wachovia Bank of North
American Business Products, Inc.'s Common Stock is          Carolina, N.A., P.O. Box 3001, Winston-Salem, NC
listed on the New York Stock Exchange.  Ticker              27102-3001 and must be accompanied by a Stock
Symbol: ABP.                                                Purchase Form.  Funds are invested on a monthly
                                                            basis on or about the 15th.
ANNUAL MEETING                                                      A booklet describing the Plan and
The Annual Meeting of Shareholders will be held             enrollment procedures is available upon request
April 26, 1995 at 11:00 a m. at the Cobb Galleria           from Wachovia Bank of North Carolina, N.A. at the
Centre, Two Galleria Parkway, Atlanta, Georgia              address above.
30339.
                                                            DIVIDENDS
FORM 10-K ANNUAL REPORT                                     Cash dividends on ABP Common Stock have been paid
The Form 10-K filed with the Securities and                 without interruption for 57 years and have been
Exchange Commission is available to shareholders            increased for the last 37 years through 1994.
and may be obtained without change upon written             Since ABP's initial public offering in 1969,
request to the Secretary of the Company.                    dividends per share have been increased by more
                                                            than 50 times.  Dividends are generally declared
SHAREHOLDERS OF RECORD                                      on a quarterly basis, with recordholders of date
On March 1, 1995 there were approximately 2,200             entitled to receive the cash dividend on the
shareholders of record of the Company's Common              payable date.  Anticipated record and payable
Stock.                                                      dates for the year 1995 are listed below:

AUDITORS                                                    Record Date                Payable Date
Deloitte & Touche LLP                                       March 1, 1995              March 15, 1995
Atlanta                                                     June 1, 1995               June 15, 1995
                                                            September 1, 1995          September 15, 1995
GENERAL COUNSEL                                             December 1, 1995           December 15, 1995
Long, Aldridge & Norman
Atlanta                                                     LOST OR STOLEN CERTIFICATES
                                                            If you should lose a stock certificate,
TRANSFER AGENT & REGISTRAR                                  notification should be sent immediately to
Wachovia Bank of North Carolina, N.A.                       Wachovia Bank of North Carolina, N.A., our
Winston-Salem                                               transfer agent.  This notification should contain
1 800 633-4236 Shareholder Services                         the exact name in which the certificate was
                                                            registered, and if you have it, the certificate
EQUAL OPPORTUNITY EMPLOYER                                  number and date of the certificate.  You will also
American Business Products, Inc. and its                    be asked to pay the cost of an indemnity bond
subsidiaries are equal opportunity employers.               based on the current market value of the lost or
                                                            stolen stock.  Even though a certificate is lost
NAIC LOW COST INVESTMENT PLAN                               or stolen, you will continue to receive your
                                                            dividends.
                     [LOGO]
                                                            STOCK TRANSFERS AND CHANGES
ABP is a Corporate Member                                   The transfer of stock is required when the shares
of the National Association of Investors                    are sold or when there is any change in name or
Corporation and a participant in the NAIC Low Cost          ownership of the stock.
Investment program.  For information contact the               A transfer of stock can be initiated by
NAIC, 313 543-0612.                                         completing the assignment form on the back of the
                                                            stock certificate and forwarding the certificate
DIVIDEND REINVESTMENT/STOCK PURCHASE PLAN                   to the transfer agent.  To be accepted for
Registered shareholders of at least one share of            transfer, signatures(s) must be guaranteed by a
ABP Common Stock may participate in the                     financial institution or brokerage firm, having
Company's Dividend Reinvestment/Stock Purchase              membership in good standing, in a recognized
Plan to acquire additional shares.  The Company             guarantee program (Securities Transfer Agent
pays commission charges on purchases.                       Medallion Program, New York Stock Exchange
     Please remember that even though your dividends        Medallion Signature Program or Stock Exchanges
are automatically reinvested, they continue to be           Medallion Program) before being submitted to the
taxable to you for income tax purposes as having            transfer agent.  Certificates submitted for
been received on the dividend payment date.                 transfer should be sent registered mail and a
     Under the Dividend Reinvestment/Stock Purchase         return receipt requested.  Pertinent names,
Plan, you have the option of investing any amount           addresses and social security or tax
from $10 to $1,000 per month.  When making an               identification numbers should be included in a
                                                            letter of instruction.


                                     -30-