Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN BUSINESS PRODUCTS INC
filed 1996-03-18
CIK 4672

                                  EXHIBIT 13

(LOGO)
ELEVEN-YEAR
FINANCIAL
REVIEW

Per share figures have been adjusted to reflect a 5-for-4 stock split in 1989, a 3-for-2 stock split in 1991 and a 3-for-2 stock split in 1995.

(A) Years from 1985 through 1987 have been restated to eliminate discontinued operation.

(B) Before extraordinary loss (net of income taxes) of $2,223 or $.14 per share.

(C) Before change in accounting principles of $12,449 or $.78 per share.

(D) Before change in accounting principles of $605 or $.04 per share.

YEAR ENDED DECEMBER 31
  In thousands, except per share and employee data


                                             1995               1994               1993               1992
Net Sales.......................         $633,955           $563,133           $486,139           $463,470
Cost of Goods Sold(A)...........          447,375            394,839            339,746            322,402
Earnings
  Before Taxes(A)...............           41,502             33,007             26,643             30,487
  After Taxes(A)................           25,505             19,528(D)          16,683             19,582(C)
  Per Common Share(A)...........             1.57               1.22(D)            1.04               1.22(C)

Dividends Paid
  Common Stock..................            9,085              8,550              8,013              7,487
  Per Common Share..............             .560               .533               .500               .467
Interest Expense................            8,243              8,711              6,604              6,270

Capital Expenditures -- Net.....           15,142             13,684             15,981             17,277
Depreciation and Amortization...           17,556             17,391             14,661             12,897
Salaries and Wages..............          143,474            139,238            123,747            121,572

Current Assets..................          168,819            152,712            141,768            121,938
Current Liabilities.............           75,218             63,419             55,330             44,509
Working Capital.................           93,601             89,293             86,438             77,429
Plant and Equipment.............           88,994             92,240             94,448             77,926
Total Assets....................          336,431            312,101            302,192            237,238

Long-Term Debt..................           61,761             75,144             85,580             40,005
Retained Earnings...............          124,459            118,095            107,728             99,117

Average Number of Common
  Shares Outstanding............           16,197             16,026             16,024             16,036
Stockholders' Equity............          160,873            137,481            127,093            118,819
Book Value per Common Share.....             9.82               8.59               7.93               7.41
Return on Equity................             17.1%              14.8%              13.6%              16.4%

Number of Employees.............            4,452              4,152              4,320              3,727

QUARTERLY DATA 1995 (Unaudited).              1st                2nd                3rd                4th
Net Sales.......................         $157,384           $156,425           $157,169           $162,977
Gross Margin....................           47,016             45,961             46,268             47,335
Net Income......................            5,949              5,937              6,019              7,600
Earnings Per Share..............              .37                .37                .37                .46
Dividends Per Share.............              .14                .14                .14                .14
Price Range of Common Stock
  (High - Low)..................    17.63 - 13.56      20.50 - 16.83      21.00 - 18.25      28.50 - 20.63

(LOGO)
ELEVEN-YEAR
FINANCIAL
REVIEW
(cont.)



The long-term growth of ABP has been a priority since the formation of the Company as reflected in this review of the financial performance from 1985 through 1995.

"We are committed to building value for our shareholders. However, we also hold firmly to our conviction that our investors, our people, and our customers are all best served by a policy of building value over the long term and not sacrificing future growth to short term gain."
                                                       - Letter to Shareholders

    1991             1990               1989              1988              1987              1986              1985
$446,533         $398,794           $387,140          $358,242          $325,768          $311,620          $296,493
 307,656          272,376            265,549           246,555           221,953           209,647           197,001

  26,736           22,465             22,101            21,510            19,864            21,589            24,052
  16,488           14,268             13,617            13,010            11,156            11,286(B)         12,426
    1.03              .89                .85               .81               .69               .70(B)            .77


   6,692            6,295              5,608             5,027             4,566             4,333             3,644
    .418             .391               .349              .313              .285              .270              .227
   5,784            3,313              2,165             1,563             1,435             1,141             1,233

  14,556           10,053             12,794            11,787            12,010            13,233             8,720
  12,041            9,650              8,806             7,632             6,701             5,930             5,311
 116,936          112,778            110,353           101,416            96,718            91,684            85,356

 115,735          107,418             95,088            90,987            84,415            81,831            75,168
  42,809           39,825             36,451            35,983            32,563            28,947            25,800
  72,926           67,593             58,637            55,004            51,852            52,884            49,368
  73,350           72,040             62,767            58,197            54,077            50,195            46,349
 218,086          207,003            164,140           152,257           141,036           134,394           127,801

  41,673           43,339             11,277             8,858            10,088            12,919            15,558
  99,585           97,055             89,082            83,532            75,549            70,744            67,142


  16,006           16,076             16,092            16,067            16,052            16,037            16,011
 119,783          109,875            103,264            95,145            87,117            82,278            78,619
    7.47             6.87               6.41              5.92              5.43              5.13              4.91
    14.4%            13.4%              13.7%             14.3%             13.2%             14.0%             16.6%

   3,894            3,986              4,034             4,007             3,867             3,785             3,795






QUARTERLY DATA 1994 (Unaudited)                           1st                2nd               3rd               4th
Net Sales....................................        $140,715           $139,370          $138,186          $144,863
Gross Margin.................................          41,925             41,538            41,015            43,817
Net Income...................................           4,266(D)           4,400             4,463             6,400
Earnings Per Share...........................             .27(D)             .27               .28               .40
Dividends Per Share..........................           .1333              .1333             .1333             .1333
Price Range of Common Stock..................
  (High - Low)                                  17.17 - 14.83      16.50 - 12.50     15.42 - 12.67     15.33 - 12.92

(LOGO)
MANAGEMENT'S
DISCUSSION
AND ANALYSIS

LINES OF BUSINESS
        American Business Products, Inc. manufactures and markets envelope products, business forms, labels, on-demand printing, and other supplies for business and industry; manufactures and distributes hardcover and softcover books for the publishing industry; and produces and markets extrusion coating and laminating of papers, films, and nonwoven fabrics for use in medical, industrial, and consumer packaging.

ACQUISITION
        The acquisition of the assets of Electronic Form Systems, a provider of electronic forms, automation software and electronic distribution systems, in June, 1995, will enable the Company to expand from its traditional and declining paper forms market estimated at $6.5 billion in 1995 to the growing software, communications and workflow automation market estimated at $25 billion annually. Operating as a division of ABP subsidiary Vanier, Electronic Form Systems provides the platform for such products as electronic forms management and distribution of forms together with the ability to integrate into customer application systems.

RESULTS OF OPERATIONS
        The Company's 1995 revenues were a record $633,955,000, an increase of $70,822,000 or 12.6% over 1994. The increase in revenues resulted from a combination of growth of units sold and higher selling prices obtained by passing through unusually high raw material costs. Although the ratio varied by operating company, the Company believes that more than 50% of the increase in revenues was due to higher prices and the balance was in growth of unit sales.
        Management believes the Company should continue to increase sales and to improve profit margins (before the effect of the planned restructuring, see below) due to the following factors: (1) continued increase in unit sales is expected; (2) the Company has the ability to enter new markets and offer new products; (3) the ongoing and announced re-engineering of the business process should further reduce costs of operation; and (4) the Company's longstanding relationships as a good customer of suppliers of raw materials are expected to assure continuing adequate and uninterrupted supplies of raw materials.
        Business supplies segment sales increased 11.0% for the year, again with the pass-through of inflation in raw material costs accounting for more than 50% of the increase and unit sales growth accounting for the balance. This segment is expected to continue growth of sales and improve profit margins, before the restructuring charge, due to the factors previously cited, including anticipated growth of unit sales; the ability to enter new markets and offer new products; the expected further reduction of operating costs; and supplier relationships that should assure uninterrupted raw material supplies.
        The book manufacturing segment increased sales 17.7% also due to a combination of higher prices and unit growth with accompanying higher profits and profit margins. The operation again added to capacity, broadened its product line and expanded customer order fulfillment capabilities. This business segment is expected to increase market share and profits while profit margins may experience some pressure in 1996.
        The extrusion coating segment increased sales 17.6% with strong unit growth and improved profits and profit margins, benefiting from the ability to pass through higher raw material costs, the moderation of competitive pricing pressures, the introduction of new products and penetration of new markets. This business segment is expected to continue increasing sales and to maintain or improve profit margins in 1996.
        The Company's expectations respecting future sales and profits are forward looking forecasts which are subject to uncertainties. The forecasts assume, among other things, reasonable continued growth in the general economy which affects demand for the Company's products, and reasonable stability in raw materials pricing, changes in which affect the Company's prices and margins.
        In 1994 ABP sales were a record $563,133,000, up 16% over 1993, with the major portion of the sales increase resulting from acquisitions made in 1993 which expanded and strengthened the business supplies segment. This segment achieved 20% sales growth, passing through higher raw material costs and also increasing unit sales moderately. Book manufacturing gained 12.4% in sales with a substantial increase in unit sales, although the combination of higher raw material costs, price competition and start-up costs of a new production line resulted in essentially flat net profits. In 1994, extrusion coating sales advanced .2% with moderate unit

(LOGO)
MANAGEMENT'S
DISCUSSION
AND ANALYSIS
(cont.)

growth and with profit margins constrained by higher raw material costs combined with price competition and change in product mix.
        In 1993 sales were a record $486,139,000, up 4.9% over 1992, led by the extrusion coating segment which advanced 6.7% to a record. The business supplies printing segment gained 4.9%, and the book manufacturing segment increased 1.4% to a sales record. Core business lines felt the effects of a slowly growing economy, strong price competition and over-capacity in the forms industry. Unit sales of business supplies increased modestly as did book manufacturing unit sales, while extrusion coating and laminating achieved strong unit growth.
        In 1995 the Company derived 75.2% of revenues from envelope products, business forms, labels, and related business supplies printing operations; 9.2% from book manufacturing and order fulfillment operations; and 15.6% from extrusion coating and laminating operations. Sales by business segments in 1994 were: 76.2% from business supplies products; 8.8% from book manufacturing and order fulfillment operations; and 15% from extrusion coating and laminating operations. In 1993 the same segments had sales, respectively, of 73.6%, 9.1%, and 17.3%.
        The Company's gross profit margin (the difference between net sales and cost of products sold, expressed as a percentage of net sales) was 29.4% in 1995 compared to 29.9% in 1994 and 30.1% in 1993. Selling, general and administrative expenses (as a percentage of net sales) were 21.8% in 1995 compared to 22.7% in 1994 and 23.5% in 1993. The decrease for 1995 resulted primarily from higher selling prices and plant consolidations.
        The Company's income tax rate decreased in 1995, due to an increased level of nontaxable income and a lower rate resulting from favorable settlement of prior year liabilities. The 1995 rate was 38.5%, returning to a more normal rate compared to 40.8% in 1994, which was unusual as the principal factor affecting the rate was the non-deductibility of goodwill associated with acquisitions made in 1993; also contributing in 1994 was a non-taxable loss from the European joint venture which was affected by escalating raw material costs, selling price pressures, and the costs of moving into new facilities.
The 1994 tax rate increased from 37.4% in 1993.
        The effect of inflation on sales and operating income in 1995, as previously indicated, was increased raw material costs and the Company's ability to pass through these costs in prices to customers with resultant improvement in profit margins. By comparison, in 1994 inflation of raw material costs negatively affected profit margins for much of the year. In 1993 inflation was minimal as the result of the slow economy and generally stable costs.

PLANT CONSOLIDATIONS
        In February, 1996, the Company announced a restructuring plan to reduce operating costs. The Company plans to close 13 plants in 1996 and reconfigure business supplies production to a smaller number of larger and more efficient facilities. The reconfiguration is expected to result in higher equipment utilization, improved employee productivity and other scale economies. All planned closings are expected to be completed in 1996.
        As a result of the restructuring, the Company expects to record a restructuring charge of approximately $8 million in 1996. Elements of the restructuring charge are expected to be approximately as follows: Severance and employee related costs, $6 million; fixed asset write-downs, $1 million; and lease termination and other costs, $1 million. Management anticipates that the plant consolidations will reduce costs an estimated $5.5 million annually commencing in early 1997 and that a related redesign of order processing will reduce annual costs by an additional estimated $3.5 million commencing later in 1997. Additionally, proceeds from the sale of real estate associated with the plant closings are expected to be several million dollars higher than the carrying value of such real estate. Expected gains on disposals of this real estate will be recognized as each facility is sold.
        The Company's expectations for the costs and benefits of the restructuring plan and the related redesign of order processing are forward looking estimates subject to uncertainty. Actual costs and benefits may vary materially from the Company's expectations due to various factors such as: higher or lower than anticipated rates of relocation or resignation of employees who otherwise would receive termination payments; the extent of management's ability to control duplication of costs, inefficiencies and

(LOGO)
MANAGEMENT'S
DISCUSSION
AND ANALYSIS
(cont.)

overhead costs during the period of transferring production from closing to continuing plants; sale prices realized upon future disposal of redundant assets, particular real property which is subject to future supply and demand conditions in various local real estate markets; and the difficulties inherent in forecasting the operating results of an operating mode different from that which exists at the time the forecast is made.

FINANCIAL POSITION
        The Company's total cash and cash equivalents at December 31, 1995, amounted to $29,023,000, an increase of $3,026,000 from a year earlier. The primary sources of cash were funds provided by operating activities ($39,136,000) and the principal uses of cash were investing activities ($16,328,000) and financing activities ($19,782,000) which included
$11,368,000 for reduction of long term debt.
        At December 31, 1994, cash and cash equivalents amounted to $25,997,000, a decrease of $4,154,000 from a year earlier. The primary sources of cash were funds provided by operating activities ($28,749,000) and the principal uses of cash were investing activities ($13,418,000)and financing activities ($19,485,000) which included $10,453,000 for reduction of long term debt.
        At December 31, 1993, cash and cash equivalents amounted to $30,151,000, an increase of $126,000 over a year earlier. The primary sources of cash were funds provided by operating activities ($20,179,000) and financing activities ($41,915,000), and the primary use of cash was for investing activities ($61,968,000).
        The principal components of cash provided by operating activities in 1995 were net income ($25,505,000) and depreciation and amortization ($17,556,000). In 1994 the principal sources of cash from operating activities were net income ($18,923,000) and depreciation and amortization ($17,391,000). In 1993 the principal sources of cash from operating activities were net income ($16,683,000) and depreciation and amortization ($14,661,000).
        The principal investing activity in 1995 was capital expenditures for upgrading and improving equipment and plants, including major expansions of the label company plant and a book manufacturing facility; and the acquisition of Electronic Form Systems. In 1994 the principal investment activity was capital expenditures for upgrading and improving equipment and plants. The principal investing activity in 1993 was the acquisition of Discount Labels, Inc. and International Envelope Company, and in addition, capital expenditures for upgrading and improving equipment and plants.
        The Company's ratio of long term debt to total capitalization was 27.7% at December 31, 1995, compared with ratios of 35.3% at December 31,
1994, and 40.2% at December 31, 1993. The Company believes its internal cash flows and, to the extent necessary, external financing arrangements will provide sufficient funds to meet the Company's needs for the foreseeable future.
        Under the Company's plan to repurchase up to 1,687,500 shares of its Common Stock in varying amounts over an indefinite period, there was no activity in 1995. In 1994, the Company acquired 45,150 shares at prevailing market prices at a total cost of $628,247. In 1993 the Company acquired 20,100 shares at the prevailing market prices at a total cost of approximately $339,000.

ENVIRONMENTAL PROTECTION POLICY
        American Business Products, Inc. is committed to the protection and preservation of the environment and our natural resources within the Company's over-all commitment to corporate responsibility and good citizenship. ABP seeks not only to comply with all applicable laws and regulations but also to monitor the effects of products and their manufacture upon the environment and to increase awareness and concern for protecting and preserving the environment and the world's natural resources. The Company knows of no significant environmental liabilities involving its operations. The Company's accounting policy relating to the environment is set forth in the Summary of Significant Accounting Policies contained in Notes to Consolidated Financial Statements.

(LOGO)
CONSOLIDATED
STATEMENTS OF
INCOME


YEAR ENDED DECEMBER 31
  In thousands, except per share amounts



                                                 1994      1995      1993
NET SALES................................    $633,955  $563,133  $486,139
                                             --------  --------  --------

COST AND EXPENSES
   Cost of goods sold....................     447,375   394,839   339,746
   Selling and administrative expenses...     138,474   127,566   114,263
                                             --------  --------   -------
                                              585,849   522,405   454,009
                                             --------  --------   -------

OPERATING INCOME.........................      48,106    40,728    32,130

OTHER INCOME (EXPENSE)
  Interest expense.......................      (8,243)   (8,711)   (6,604)
  Miscellaneous - net....................       1,639       990     1,117
                                             --------   -------   -------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES    41,502    33,007    26,643

PROVISION FOR INCOME TAXES
  Current
     Federal.............................      14,347    11,902     8,992
     State ..............................       3,202     3,700     2,677
  Deferred ..............................      (1,552)   (2,123)   (1,709)
                                             --------   -------   -------
                                               15,997    13,479     9,960
                                             --------   -------    ------

INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLES........      25,505    19,528    16,683



CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLES.............................                   (605)
                                             --------   --------  -------
NET INCOME...............................    $ 25,505   $ 18,923  $16,683
                                             ========   ========  =======

PER COMMON SHARE
  Income before cumulative effect of change
   in accounting principles..............    $   1.57   $   1.22  $  1.04
  Net income                                 $   1.57   $   1.18  $  1.04

See Notes to Consolidated Financial Statements

DECEMBER 31
  Dollars in thousands

                                   [LOGO]
                                CONSOLIDATED
                                   BALANCE
                                   SHEETS


                                                                                           1995                   1994
CURRENT ASSETS
 Cash and cash equivalents..................................................           $  29,023               $  25,997
 Accounts receivable, less allowances of $2,837 and $2,379..................              85,978                  72,536
 Inventories................................................................              52,715                  51,929
 Other......................................................................               1,103                   2,250
                                                                                       ---------               ---------
   Total Current Assets.....................................................             168,819                 152,712

PLANT AND EQUIPMENT--AT COST
 Land.......................................................................               5,573                   5,983
 Buildings and improvements.................................................              53,718                  52,011
 Machinery and equipment....................................................             134,412                 127,645
                                                                                       ---------               ---------
                                                                                         193,703                 185,639
 Less accumulated depreciation..............................................             104,709                  93,199
                                                                                       ---------               ---------
                                                                                          88,994                  92,440

INTANGIBLE ASSETS FROM ACQUISITIONS
 Goodwill, less amortization of $4,657 and $2,605...........................              36,936                  31,528
 Other, less amortization of $4,671 and $3,973..............................               1,755                   2,449
                                                                                       ---------               ---------
                                                                                          38,691                  33,977

DEFERRED INCOME TAXES.......................................................              12,048                  10,495
OTHER ASSETS................................................................              27,879                  22,477
                                                                                       ---------               ---------
                                                                                       $ 336,431               $ 312,101
                                                                                       =========               =========
CURRENT LIABILITIES
 Accounts payable...........................................................           $  45,686               $  41,674
 Salaries and wages.........................................................              12,839                   9,771
 Profit sharing contributions...............................................               5,924                   4,397
 Income taxes...............................................................               2,518                   1,340
 Current maturities of long-term debt.......................................               8,251                   6,237
                                                                                       ---------               ---------
   Total Current Liabilities................................................              75,218                  63,419

LONG-TERM DEBT..............................................................              61,761                  75,144
SUPPLEMENTAL RETIREMENT BENEFITS............................................              16,465                  13,609
POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS..................................              22,114                  22,448
STOCKHOLDERS' EQUITY
 Common stock -- $2 par value; authorized 50,000,000 shares,
  issued 16,582,209 and 10,784,279 shares...................................              33,164                  21,569
 Addditional paid-in capital................................................               5,701                     118
 Retained earnings..........................................................             124,459                 118,095
 Foreign currency translation adjustment....................................                 365                      64
                                                                                       ---------               ---------
                                                                                         163,689                 139,846
 Less 204,232 and 121,478 shares of Common Stock in treasury -- at cost.....               2,816                   2,365
                                                                                       ---------               ---------
                                                                                         160,873                 137,481
                                                                                       ---------               ---------
                                                                                       $ 336,431               $ 312,101
                                                                                       =========               =========

See Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31
  In thousands


                                   [LOGO]
                                CONSOLIDATED
                                STATEMENTS OF
                                 CASH FLOWS

                                                                                        1995          1994          1993
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income....................................................                      $ 25,505      $  18,923      $ 16,683
 Adjustments to reconcile net income to net cash provided by operating activities,  excluding acquisitions:
   Depreciation and amortization...............................                        17,556         17,391        14,661
   (Increase) in accounts receivable...........................                       (13,443)        (7,536)       (7,482)
   (Increase) in inventories...................................                          (734)        (6,242)       (4,244)
   Decrease (increase) in other current assets.................                         1,147         (1,320)          255
   Loss (gain) on disposition of plant and equipment...........                           627           (129)          (48)
   (Increase) in intangible and other assets...................                        (2,175)          (803)         (866)
   Increase in accounts payable................................                         3,897          5,434         3,408
   Increase (decrease) in other current liabilities............                         5,772          2,672        (2,007)
   Increase in supplemental retirement benefits................                         2,871          1,752         1,793
   (Decrease) increase in postretirement and postemployment
       benefits................................................                          (335)         1,139          (265)
   (Increase) in deferred income taxes.........................                        (1,552)        (2,532)       (1,709)
                                                                                     --------      ---------      --------
        Total adjustments......................................                        13,631          9,826         3,496
                                                                                     --------      ---------      --------
        Net cash provided by operating activities..............                        39,136         28,749        20,179

CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisitions, net of cash acquired............................                        (3,419)                     (35,402)
 (Increase) in annuity contracts...............................                                                     (7,467)
 (Increase) in cash value of life insurance....................                          (826)          (19)        (3,647)
 Additions to plant and equipment..............................                       (15,142)      (13,684)       (15,981)
 Proceeds from dispositions of plant and equipment.............                         3,059           285            529
                                                                                     --------      --------       --------
        Net cash used in investing activities..................                       (16,328)      (13,418)       (61,968)

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in long-term debt....................................                                                     51,602
 Reductions of long-term debt..................................                       (11,368)      (10,453)        (1,442)
 Repurchase of common stock....................................                                        (628)          (340)
 Sales and exchanges of common stock...........................                           671           146            108
 Dividends paid................................................                        (9,085)       (8,550)        (8,013)
                                                                                     --------      --------       --------
        Net cash (used) provided by financing activities.......                       (19,782)      (19,485)        41,915
                                                                                     --------      --------       --------
 Net increase (decrease) in cash and cash equivalents..........                         3,026        (4,154)           126
 Cash and cash equivalents at beginning of year................                        25,997        30,151         30,025
                                                                                     --------      --------       --------
 Cash and cash equivalents at end of year......................                      $ 29,023      $ 25,997       $ 30,151
                                                                                     ========      ========       ========
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION

  Cash paid during the year for:
      Interest (net of amount capitalized).....................                      $  7,768      $  9,039       $  6,241
      Income taxes.............................................                        15,405        12,988         10,772
  Liabilities assumed in acquisitions..........................                           115           849          6,471

See Notes to Consolidated Financial Statements

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated. These financial statements have been prepared in accordance with generally accepted accounting principles which in certain instances requires the use of management's estimates.
Actual results could differ from those estimates.
        NATURE OF OPERATIONS: The Company manufactures and markets envelope products, business forms, labels and other supplies for business and industry; manufactures and distributes hardcover and softcover books for the publishing industry; and manufactures and markets extrusion coating and laminating of papers, films, and nonwoven fabrics for use in medical, industrial and consumer packaging. The markets for these products are located principally throughout the continental United States.
        CASH AND CASH EQUIVALENTS: The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, invested in short-term instruments stated at cost which approximates market, were $16,820,000 in 1995 and $16,175,000 in 1994. All such investments have an original maturity of three months or less and for purposes of the statement of cash flows are considered to be cash equivalents.
        Amounts due banks upon the clearance of certain checks under the Company's cash management program have been included in accounts payable. At December 31, 1995 and 1994 such amounts were $9,381,000 and $6,904,000.
        INVENTORIES: Inventories are valued at the lower of cost (first-in, first-out) or market.
        INTANGIBLE ASSETS: The excess of cost over amounts assigned to tangible assets of purchased subsidiaries is amortized on the straight-line basis over periods of 5 to 40 years. The Company evaluates the net carrying value of such assets based on expectations of nondiscounted cash flows of each subsidiary for which such assets are recorded. The Company believes no material impairment of such assets exists.
        PLANT AND EQUIPMENT: Plant and equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for income tax purposes.
        LONG-TERM DEBT: The fair value of the Company's long-term debt is based on management's estimate of current market prices for the same issues. Fair value is estimated to be $70,042,000 at December 31, 1995 and $76,400,000 at December 31, 1994.
        ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs of existing conditions caused by past operations are accrued when it is probable that a liability has been incurred and the cost can be reasonably estimated.
        REVENUE RECOGNITION: Sales and related costs are generally recorded by the Company upon shipment of products to its customers. Under contractual agreement with some customers, sales of certain custom products are recognized upon completion of the order and invoicing under normal credit terms.
        NET INCOME PER COMMON SHARE: Net income per common share is based upon the weighted average number of shares outstanding, 16,197,044 in 1995, 16,025,695 in 1994, and 16,023,756 in 1993, which have been restated to reflect a three-for-two stock split in June 1995. The dilutive effect of outstanding stock options is not significant.
        FOREIGN CURRENCY TRANSLATION: The Company's investment in a 50%-owned foreign joint venture is translated at the rate in effect at the balance sheet date. Resulting translation adjustments are reported separately as a component of stockholders' equity. The Company's share of net income of the joint venture is translated at average exchange rates prevailing during the year.
        IMPAIRMENT OF LONG-LIVED ASSETS: Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," establishes accounting standards for the impairment of long-lived assets and certain intangibles and goodwill. The standard is effective for years beginning after December 15, 1995 and will be adopted by the Company in 1996. The impact on the Company's financial statements has not yet been determined but is not expected to be material.
        STOCK BASED COMPENSATION: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans and for certain nonemployee transactions. The standard is effective for years beginning after December 15, 1995 and will be adopted by the Company in 1996. As permitted by the standard, the Company expects to continue to account for employee arrangements under APB No. 25. The Company does not expect that adoption of the standard with regard to nonemployee arrangements will have a material impact on its consolidated financial statements.
        CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES: In 1994 the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" resulting in a cumulative net adjustment of $605,000.

(LOGO)
NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
(cont.)



INVENTORIES


                                                 1995        1994
INVENTORIES (000'S)
Products finished or in process                $27,557     $25,685

Raw materials                                   24,438      25,560

Supplies                                           720         684
                                               -------     -------
                                               $52,715     $51,929
                                               =======     =======


LONG-TERM DEBT


LONG-TERM DEBT (000'S)                           1995        1994
Senior notes, 9.92%, due 1996 to 2000          $ 9,643     $17,229

Senior notes, 5.77%, due 1997 to 2003           48,000      48,000

Note payable to bank, variable at LIBOR
    plus 1.15%, principal due to 2000              762         990

Mortgage note, variable at
    56% of bank's base rate plus .25%
    not to exceed 15%, principal
    due to 1999                                  1,500       2,000

Mortgage note, variable at 75.8%
    of prime rate not to exceed
    11%, principal due to 2001                   1,271       1,590

Mortgage note, variable at 79.4%
    of prime rate not to exceed
    11.75%, principal due to 1999                  483         658

Other                                              102         102

Note payable to bank, 9.375%                                 2,700

Mortgage note, 6.75%                                         1,875
                                               -------     -------
                                               $61,761     $75,144
                                               =======     =======


        The net carrying amount of plant, equipment and other assets assigned as collateral to the above obligations was approximately $19,522,000 in 1995 and $24,955,000 in 1994. The Company has agreed to certain restrictive covenants during the terms of some of these agreements. Under the most restrictive of the covenants, the Company must maintain tangible net worth not less than approximately $95,000,000 plus 25% of net income earned after 1992 and must limit the amount of Senior Funded Debt to not more than 40% of total capitalization. The aggregate amounts of long-term debt maturing during the next five years are approximately: 1996 -- $8,251,000; 1997 -- $12,467,000;1998 -- $12,365,000; 1999 -- $9,107,000; 2000 -- $7,251,000. Loans
from life insurance companies aggregating approximately $42,700,000 in 1995 and $41,900,000 in 1994 are secured by the cash values of the underlying life insurance policies, $47,400,000 in 1995 and $45,300,000 in 1994. Such loans have been netted against the cash values. Interest is payable annually at rates ranging from 11.5% to 13%.


INCOME TAXES

        Deferred income taxes have been established for the effects of differences in the bases of assets and liabilities for financial reporting and income tax purposes.
        The provision for income taxes is reconciled with the Federal statutory rate as follows (000's):



                                1995          1994        1993
Income tax at
  Federal statutory rate      $14,526       $11,552      $9,325
State income taxes net
  of Federal income tax
  benefit                       2,010         2,093       1,702
Non-taxable life
 insurance proceeds and
 increase in cash value        (1,285)         (957)     (1,054)
Other                             746           791         (13)
                              -------       -------      ------
                              $15,997       $13,479      $9,960
                              =======       =======      ======

(LOGO)
NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
(cont.)

        Components of the net deferred income tax asset at December 31, 1995 and 1994 are as follows (000's):

DEFERRED INCOME TAX ASSETS:             1995         1994
Postretirement and
   postemployment benefits           $15,394      $14,154
Other                                  3,722        3,482
                                     -------      -------
                                      19,116       17,636
DEFERRED INCOME TAX LIABILITIES:
Property and equipment                 7,068        7,141
                                     -------      -------
Net Deferred Income Tax Asset        $12,048      $10,495
                                     =======      =======


        Management believes it is more likely than not that future taxable income will be sufficient to realize fully the benefits of the deferred tax assets.


STOCK OPTIONS
        In 1991 the Company adopted a nonqualified Stock Option Plan to replace the expiring 1981 Stock Option Plan. Under each plan, options could be granted at fair market value to key employees. Twenty-five percent of each grant becomes exercisable in each succeeding year. The Board of Directors may grant options which include a stock appreciation feature under which employees may elect to receive cash in lieu of Common Stock for up to 25% of the option exercised.
        The following table summarizes stock option activity for each of the last three years.


                                       1995            1994            1993
Outstanding at January 1            266,844         228,985         190,242
Issued                              165,021          60,600          55,650
Exercised                           (54,329)        (14,247)        (15,024)
Canceled                             (4,200)         (8,494)         (1,883)
                                    -------         -------         -------
Outstanding at December 31          373,336         266,844         228,985
                                    =======         =======         =======

Exercisable                         152,804         133,510         110,164

Price range of options:
Issued                        $17.50-$26.25          $13.17   $16.17-$18.50
Exercised                      $6.17-$18.25    $6.17-$11.20    $6.17-$11.20
Exercisable                    $6.17-$26.25    $6.17-$19.50    $6.17-$19.50

        The Company has reserved 1,438,920 shares of Common Stock for issuance under the Plans.
        In 1994 the Company's shareholders approved a Directors' Stock Incentive Plan under which nonqualified stock options and restricted stock awards may be issued and 221,700 shares of Common Stock have been reserved for issuance under this plan.
        Under the Plan, Directors may elect to forego all or a portion of the director's retainer fee for the following year in exchange for an option to purchase Common Stock. The number of options to be issued is determined by dividing the foregone director's fee by one-half of the fair market value of the Common Stock on the date of grant. The option price is equal to one-half of the fair market value of the Common Stock on the date of grant. During 1995 and 1994 options for 10,092 and 11,454 shares were issued at prices of $8.92 and $7.33. At December 31, 1995 options for 21,546 shares were outstanding, of which options for 11,454 shares were exercisable at $7.33 a share.
        The Plan also provides for restricted stock awards. In general, each director was issued 300 shares of Common Stock upon adoption of the Plan and new directors will be issued 200 shares upon election. Additional awards will be made to each director at the beginning of each successive three-year term, but no director will receive more than 1,000 shares of Restricted Stock. At December 31, 1995 the Company had issued 3,300 shares of Restricted Stock under the Plan.

EMPLOYEE RETIREMENT PLANS
        The Company and its principal subsidiaries have profit sharing and other retirement plans covering their employees. The Company's contributions, which are principally discretionary, were approximately $5,460,000 in 1995, $4,530,000 in 1994, and $4,430,000 in 1993.
        During 1978 the Company entered into agreements with key officers of the Company and its subsidiaries which provide for nonvested supplemental retirement benefits. In 1985 the Company entered into similar additional agreements with directors and key officers. The Company has made current provisions for future payments due under these agreements. The amounts charged to operations in 1995, 1994, and 1993 were approximately $3,939,000, $3,457,000 and $3,340,000, respectively.

(LOGO)
NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
(cont.)

COMMITMENTS AND CONTINGENCIES
        Rental expense under operating leases was approximately $5,053,000 in 1995, $4,889,000 in 1994 and $3,888,000 in 1993. Minimum rental commitments under noncancelable leases other than capital leases are approximately: 1996 - $4,940,000; 1997 - $3,850,000; 1998 - $3,453,000; 1999 - $2,804,000; 2000 -
$2,552,000 and $4,775,000 thereafter.
        In the opinion of management, no litigation or claims are pending against the Company which will have an adverse material effect on its financial statements.

ACQUISITIONS
        On September 1, 1993 the Company acquired all of the stock of Home Safety Equipment Co., Inc., d/b/a Discount Labels (DL) for $26,745,000. DL is located in New Albany, Indiana and is engaged in the manufacture and sale of custom-printed labels. The excess of the purchase price over the estimated fair market value of the assets acquired was approximately $17,550,000.
        On October 28, 1993 the Company acquired certain assets of International Envelope Company (IE) for $12,875,000. IE is located principally in Exton, Pennsylvania and is engaged in the manufacture of envelopes. The excess of the purchase price over the fair value of the assets acquired was approximately $2,026,000.
        On June 1, 1995 the Company acquired certain assets of Electronic Form Systems, Inc. (EFS) for $9,650,000. EFS is located in Carrollton, Texas and is engaged in the development and marketing of electronic forms software. The excess of the purchase price over the fair value of the assets acquired was approximately $6,765,000.
        These acquisitions were recorded under the purchase method of accounting and the results of operations have been included in the Company's consolidated financial statements since acquisition.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
        The Company provides certain health care and life insurance benefits for eligible retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach normal retirement age while working for the Company. The health care plan is contributory and is adjusted periodically based on actual experience while the life insurance plan is noncontributory. Neither plan is funded. The Company accounts for these arrangements in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
        As of January 1, 1993 the Company made modifications to the above plans which reduced its obligations for prior service costs by approximately $13,900,00. Such amount is being amortized over the remaining active service periods of its employees.
        The following table presents a reconciliation of the plan's funded status at December 31 (000's):


                                        1995             1994            1993
ACCUMULATED POSTRETIREMENT
   BENEFIT OBLIGATION:
   Retired employees                $  4,572         $  5,447        $  5,172
   Fully eligible active employees       458              608             453
   Other active employees              3,776            4,604           4,998
                                    --------         --------        --------
                                       8,806           10,659          10,623
                                    --------         --------        --------
Unrecognized prior service
   cost reduction                     11,394           12,231          13,068
Unrecognized net gain(loss)              503           (1,671)         (2,382)
                                    --------         --------        --------
Postretirement benefits             $ 20,703         $ 21,219        $ 21,309
                                    ========         ========        ========

NET PERIODIC BENEFIT COST:
   Service cost                     $    194         $    332        $    244
   Interest cost                         647              800             791
   Net amortization                     (859)            (744)           (819)
                                    --------         --------        --------
                                    $    (18)        $    388        $    216
                                    ========         ========        ========

        The assumed health care cost trend rate for 1995 is 10.5% decreasing annually by 1% to a rate of 5.5% in 2001 and beyond. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1995, 8.5% at December 31, 1994 and 7.5% at December 31, 1993.
        If the health care cost trend rate were increased by one percent for all future years, the impact on the accumulated postretirement benefit obligation as of December 31, 1995 and the aggregate of service and interest costs for 1995 would have been insignificant.

(LOGO)
NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
(cont.)

STOCKHOLDERS' EQUITY
        The Company has authorized 500,000 shares of Preferred Stock without par value. No shares have been issued.
        On October 25, 1989 the Board of Directors adopted a Share Rights Plan and declared a dividend of one Right for each outstanding share of Common Stock on November 6, 1989. Such Rights become exercisable, or transferable apart from the Common Stock, twenty days after a person or group (Acquiring Person) has acquired beneficial ownership of 20% of the Common Stock or after a person or group has acquired beneficial ownership of 10% of the Common Stock and, after reasonable inquiry and investigation, has been declared by the Board of Directors to be an "Adverse Person." Each Right then may be exercised to acquire a number of shares of Common Stock equal to one share of Common
Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date that an Acquiring Person or an Adverse Person was first determined to be such (Stock Acquisition Date) and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not owned by the Acquiring Person or Adverse Person. The price to be paid for each share of Common Stock acquired by exercise of Rights is 20% of market value on the Stock Acquisition Date. In general, the Rights may be redeemed by the Company at a price of $.01 at any time until twenty days following the Stock Acquisition Date. The Rights will expire on November 6, 1999.
        Following is a summary of transactions in stockholders' equity for the three years ended December 31, 1995. Amounts are in thousands of dollars, except per share amounts.


STOCKHOLDERS' EQUITY

                                                                                                                         FOREIGN
                                                                 ADDITIONAL                                             CURRENCY
                                            COMMON STOCK          PAID-IN     RETAINED           TREASURY STOCK        TRANSLATION
                                        SHARES         AMOUNT     CAPITAL     EARNINGS         SHARES      AMOUNT      ADJUSTMENTS
BALANCE DECEMBER 31, 1992             10,774,484      $21,549     $   19      $ 99,117        (89,010)    $(1,598)        $(268)
   Net income                                                                   16,683
   Dividends paid, $.50 per share                                    (19)       (8,013)
   Exercise of stock options                                                       (59)        10,019         186
   Repurchase of Common Stock                                                                 (13,400)       (339)
   Foreign currency translation                                                                                            (165)
                                      ----------      -------     ------      --------       --------     -------         -----
BALANCE DECEMBER 31, 1993             10,774,484       21,549          0       107,728        (92,391)     (1,751)         (433)
   Net income                                                                   18,923
   Dividends paid, $.533 per share                                              (8,550)         1,013          14
   Exercise of stock options               7,995           16         82            (6)       (30,100)       (628)
   Repurchase of Common Stock
   Restricted stock awards                 1,800            4         36
   Foreign currency translation                                                                                             497
                                      ----------      -------     ------      --------       --------     -------         -----
BALANCE DECEMBER 31, 1994             10,784,279       21,569        118       118,095       (121,478)     (2,365)           64
   Net income                                                                   25,505
   Dividends paid, $.56 per share                                               (9,085)
   Shares issued in acquisition          323,304          647      5,353
   Three-for-Two stock split           5,406,897       10,814       (758)      (10,056)       (63,177)
   Exercise of stock options              48,579           96        514
   Repurchase of Common Stock                                                                 (19,577)       (451)
   Restricted stock awards                   400            1         10
   Performance award                      18,750           37        464
   Foreign currency translation                                                                                             301
                                      ----------      -------     ------      --------       --------     -------         -----
BALANCE DECEMBER 31, 1995             16,582,209      $33,164     $5,701      $124,459       (204,232)    $(2,816)        $ 365
                                      ==========      =======     ======      ========       ========     =======         =====

SUBSEQUENT EVENT
        In February 1996 the Company announced a restructuring plan to reduce operating costs. The Company plans to close 13 plants in 1996 and will transfer production to other larger facilities. As a result the Company expects to record a restructuring charge to operations in 1996 of approximately $8 million, consisting of severance and other employee related costs of $6 million, fixed asset write-downs of $1 million and lease termination and other miscellaneous costs of $1 million.

(LOGO)
NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
(cont.)

BUSINESS SEGMENT INFORMATION (000'S)

                                                DEPRECIATION &     CAPITAL       IDENTIFIABLE      OPERATING
                                      SALES      AMORTIZATION    EXPENDITURES       ASSETS           PROFIT
YEAR ENDED DECEMBER 31, 1995
Business supplies printing          $476,604       $12,327        $  9,854          $214,196        $37,432
Book manufacturing                    58,207         2,113           3,727            26,715          6,781
Extrusion coating and laminating      99,144         2,814           1,413            47,828         11,639
Corporate                                              302             148            47,692         (7,746)
                                    --------       -------        --------          --------        -------
                                    $633,955       $17,556        $ 15,142          $336,431        $48,106
                                    ========       =======        =========         ========        =======

YEAR ENDED DECEMBER 31, 1994
Business supplies printing          $429,342       $11,204        $  7,242          $191,635        $32,290
Book manufacturing                    49,464         1,860           2,187            25,539          5,653
Extrusion coating and laminating      84,327         2,760           1,376            46,609          8,778
Corporate                                            1,567           2,879            48,318         (5,993)
                                    --------       -------        --------           -------        -------
                                    $563,133       $17,391        $ 13,684          $312,101        $40,728
                                    ========       =======        ========          ========        =======

YEAR ENDED DECEMBER 31, 1993
Business supplies printing          $357,910       $ 8,928        $  9,849          $184,736        $21,856
Book manufacturing                    44,031         1,803           1,493            19,607          5,935
Extrusion coating and laminating      84,198         2,628           3,171            45,354         10,003
Corporate                                            1,302           1,468            52,495         (5,664)
                                    --------      --------        --------          --------        -------
                                    $486,139       $14,661        $ 15,981          $302,192        $32,130
                                    ========      ========        ========          ========        =======



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

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders of American Business Products, Inc.:

        We have audited the accompanying consolidated balance sheets of American Business Products, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Business
Products, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
        As discussed in the Notes to the consolidated financial statements, in 1994 the Company changed its method of accounting for postemployment benefits.




DELOITTE & TOUCHE LLP
Atlanta, Georgia
February 23, 1996

(LOGO)

ABP ONLINE AND VIA FAX
News releases and financial results are accessible on the Internet at http://www.prnewswire.com. Starting with the first quarter 1996 results, news releases and quarterly reports are available by fax through "Company News On Call". U.S. residents dial toll-free 800-758-5804, Extension 039693 to receive faxed information about ABP in minutes, 24 hours a day, seven days a week. If you wish to have information mailed to you, call Investor Relations, 800-227-3390, Monday-Friday, 8:00 a.m.-5:00 p.m.

STOCK EXCHANGE LISTING
(LOGO) American Business Products, Inc.'s Common Stock is listed on the New York Stock Exchange. Ticker Symbol: ABP.

ANNUAL MEETING
        The Annual Meeting of Shareholders will be held April 24, 1996, at 11:00 a.m. at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339.

FORM 10-K ANNUAL REPORT
        The Form 10-K filed with the Securities and Exchange Commission is available to shareholders and may be obtained without charge upon written request to the Secretary of the Company.

SHAREHOLDERS OF RECORD
        On March 1, 1996, there were approximately 2,200 shareholders of record of the Company's Common Stock.

AUDITORS
        Deloitte & Touche LLP, Atlanta

GENERAL COUNSEL
        Long, Aldridge & Norman, Atlanta

TRANSFER Agent AND REGISTRAR
        Wachovia Bank of North Carolina, N. A.
        Winston-Salem
        1-800-633-4236 Shareholder Services

EQUAL OPPORTUNITY EMPLOYER
        American Business Products, Inc., and its subsidiaries are equal opportunity employers.

NAIC LOW COST INVESTMENT PLAN
(LOGO)  ABP is a Corporate Member of the National Association of
        Investors Corporation and a participant in the NAIC Low Cost Investment program. For information, contact the NAIC, 1-810-583-6242, ext. 304.

DIVIDEND REINVESTMENT/STOCK PURCHASE PLAN
        Registered shareholders of at least one share of ABP Common Stock may participate in the Company's Dividend Reinvestment/Stock Purchase Plan to acquire additional shares. The Company pays commission charges on purchases.
        Even though your dividends are automatically reinvested, they continue to be taxable to you for income tax purposes as having been received on the dividend payment date.
        Under the Dividend Reinvestment/Stock Purchase plan, you have the option of investing any amount from $10 to $1,000 per month. When making an optional cash investment, your check should be made payable and mailed to Wachovia Bank of North Carolina, N.A., P. O. Box 3001, Winston-Salem, NC 27102-3001, and must be accompanied by a Stock Purchase Form. Funds are invested on a monthly basis on or about the 15th and must arrive at Wachovia 5 business days prior to the 15th.
        A booklet describing the Plan and enrollment procedures is available upon request from Wachovia Bank of North Carolina, N.A. at the address above.

DIVIDENDS
        Cash dividends on ABP Common Stock have been paid without interruption for 38 years and have been increased for the last 38 years through 1995. Since ABP's initial public offering in 1969, dividends per share have been increased by more than 50 times. Dividends are generally declared on a quarterly basis, with recordholders of date entitled to receive the cash dividend on the payable date. Anticipated record and payable dates for the year 1996 are listed below:

Record Date          Payable Date
March 1, 1996        March 15, 1996
June 1, 1996         June 15, 1996
September 1, 1996    September 15, 1996
December 1, 1996     December 15, 1996