Form 10-K405, Exhibit 13
period 1996-12-31
AMERICAN BUSINESS PRODUCTS INC
filed 1997-03-25
CIK 4672

                           FIVE YEAR FINANCIAL REVIEW


The following table presents a summary of selected financial data for each of the five years in the period ended December 31:



(In thousands, except per share and employee data)

                                         1996        1995        1994           1993        1992

Net Sales                             $631,638    $633,955    $563,133       $486,139    $463,470

Net Income                              21,054      25,505      19,528(B)      16,683      19,582(C)

Net Income Per Common Share(A)            1.28        1.57        1.22(B)        1.04        1.22(C)

Dividends Paid Per Common Share(A)        0.58        0.56        0.53           0.50        0.47

Working Capital                        116,692      93,601      89,293         86,438      77,429

Property, Plant and Equipment           81,929      91,310      92,240         94,448      77,926

Total Assets                           340,491     336,431     312,101        302,192     237,238

Long-Term Debt                          54,958      61,761      75,144         85,580      40,005

Stockholders' Equity                   172,991     160,873     137,481        127,093     118,819

Employees at End of Year                 3,520       4,452       4,152          4,320       3,727



(A) Per share figures have been adjusted to reflect a 3-for-2 stock split in 1995.
(B)      Before change in accounting principles of $605 or $0.04 per share.
(C)      Before change in accounting principles of $12,449 or $0.78 per share.


1996 results included a restructuring charge of $4.8 million after tax, or $0.29 per share, as a result of the Company's plant consolidation program, gains of $1.8 million after tax, or $0.11 per share, from related sales of redundant realty, and a loss of $1.6 million after tax, or $0.10 per share, on the sale of the assets of the Company's business forms manufacturing subsidiary, Vanier Graphics Corporation. Without the restructuring charge, the related realty gains and the Vanier sale loss, the Company would have shown net income of $25.6 million or $1.56 per share, for the year 1996. Proceeds of the Vanier sale amounted to $47.2 million in cash.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

DISPOSITION OF ASSETS

Effective on December 31, 1996 (the "Effective Time"), Vanier Graphics Corporation ("Vanier"), a wholly-owned subsidiary of the Company, sold substantially all its assets (the "Vanier Sale") to The Reynolds and Reynolds Company ("Reynolds"), for a purchase price of approximately $47.2 million in cash (the "Purchase Price"), and the assumption by Reynolds of certain liabilities of Vanier. As described in more detail below, the Purchase Price is subject to adjustment. The Company has recorded a loss of $1.6 million (net of taxes) on the Vanier Sale.

Vanier was a manufacturer of business forms and a provider of forms management and work-flow analysis (collectively, the "Business"). The assets sold by Vanier to Reynolds consisted of substantially all of the assets of Vanier relating to the Business, consisting principally of certain plants, facilities and real property; leasehold interests; furniture and fixtures; machines and equipment; inventory; accounts receivable; customer contracts; software used in the Business; intellectual property relating to the Business; and other tangible and intangible property of Vanier relating to the Business. The assets sold to Reynolds did not include certain facilities and real property owned by Vanier. It currently is anticipated that Vanier will sell these facilities and the real property at a later date.

In connection with the Vanier Sale, Curtis 1000 Inc. ("Curtis 1000"), a wholly-owned subsidiary of the Company, entered into a supply agreement with Reynolds which is discussed in Note 9 of the Notes to Consolidated Financial Statements.

The Purchase Price was derived from the September 30, 1996 Balance Sheet of Vanier, as adjusted to eliminate the assets and liabilities that were excluded from the Vanier Sale (the "Adjusted 9/30/96 Balance Sheet"). Within ninety (90) days following the Effective Time, Vanier will prepare and deliver to Reynolds a "Closing Balance Sheet" as of the Effective Time. The Purchase Price will be reduced or increased, as the case may be, by the amount the acquired net book value on the Closing Balance Sheet is less than, or greater than, as the case may be, the acquired net book value on the Adjusted 9/30/96 Balance Sheet.

In connection with the Vanier Sale, Vanier agreed to indemnify Reynolds against certain potential liabilities and losses which is discussed in Note 9 of the Notes to Consolidated Financial Statements.

PLANT CONSOLIDATIONS

To reduce operating costs, the Company in 1996 closed 13 plants and reconfigured much of its business supplies production to a smaller number of larger, more efficient facilities. A 14th plant closing and completion of the production relocation are expected in the first quarter of 1997. The Company's restructuring plan is discussed in Note 3 of the Notes to Consolidated Financial Statements. The reconfiguration of production is expected to result in higher equipment utilization, improved employee productivity and other scale economies.

As a result of the restructuring, the Company recorded a restructuring charge of approximately $8.3 million (before taxes) in 1996. Also in 1996 the Company recorded gains of approximately $3.1 million (before taxes) upon disposal of real estate rendered redundant by the plant consolidation program. Further expected gains on disposals of the remaining redundant real estate will be recognized as the related facilities are sold.

RESULTS OF OPERATIONS

The Company's 1996 revenues of $631.6 million were little changed versus its 1995 revenues of $634.0 million. Management expects the Company's 1997 revenues will be lower than its 1996 revenues due to the sale of the Company's business forms business which accounted for $130.3 million in revenues in 1996.

Management expects the Company should improve profits and profit margins in 1997 versus 1996 due to the following factors: (1) reduction of expenses relating to restructuring in 1997 versus 1996; (2) realization of benefits from restructuring activities undertaken in 1996; (3) the Vanier Sale, which eliminated a business whose profit margins were lower than those of the Company's continuing businesses; and (4) higher than previous levels of capital investment in 1996 and 1997 for the purpose of enlarging capacity, reducing unit costs and improving customer service levels for the Company's continuing operations.

Business supplies segment sales decreased 1.8% for the year despite continued rapid growth in custom label sales. This decrease is due to the pass-through to customers of lower raw materials costs, processing bottlenecks occasioned by the restructuring program, and distractions caused by the Vanier Sale. This segment is expected to show lower future revenues and higher profit margins than otherwise, as a result of the Vanier Sale. Certain benefits of the Company's restructuring program are expected to be realized during 1997, primarily in the second half of the year and, more fully, in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS
cont'd

The book manufacturing segment sales decreased 6.1% with accompanying lower profits and profit margins, due primarily to lower demand from the businesses' customers. The Company believes the book manufacturing industry as a whole experienced lower levels of demand in 1996 than in 1995. The Company has instituted programs aimed at increasing revenues, reducing costs and improving customer service levels at its book manufacturing operations.

The extrusion coating segment increased sales 10.1% with significantly improved profits and profit margins due to the introduction of new products, penetration of new markets and generally high customer demand for this businesses' products. This business segment is expected to continue increasing sales in the future due, in part, to the planned installation of new equipment which is expected to expand its production capacity significantly. This installation, though, may adversely affect profit margins in the first half of 1997 as a result of disruptions and costs associated with the installation and start-up of such new equipment.

The Company's 1995 revenues were a record $634.0 million, an increase of 12.6% over 1994. This increase in revenues resulted from a combination of growth of units sold and higher selling prices obtained by passing through unusually high raw materials costs. Business supplies segment sales increased 11.0% for 1995, with the pass-through of inflation in raw material costs accounting for more than 50% of the increase and unit sales growth accounting for the balance. The book manufacturing segment increased sales 17.7% also due to a combination of higher prices and unit growth with accompanying higher profits and profit margins. The operation again added to capacity, broadened its product line and expanded customer order fulfillment capabilities. The extrusion coating segment increased sales 17.6% with strong unit growth and improved profits and profit margins, benefiting from the ability to pass through higher raw material costs, the moderation of competitive pricing pressures, the introduction of new products and penetration of new markets.

In 1994 ABP sales were a record $563.1 million, up 15.8% over 1993, with the major portion of the sales increase resulting from acquisitions made in 1993 which expanded the business supplies segment. This segment achieved 20.0% sales growth, passing through higher raw material costs and also increasing unit sales moderately. Book manufacturing gained 12.4% in sales with a substantial increase in unit sales, although the combination of higher raw material costs, price competition and start-up costs of a new production line resulted in essentially flat net profits. In 1994, extrusion coating sales advanced 0.2% with moderate unit growth, and profit margins constrained by higher raw material costs combined with price competition and change in product mix.

In 1996 the Company derived 74.1% of revenues from envelope products, business forms, labels, and related business supplies printing operations; 8.6% from book manufacturing and order fulfillment operations; and 17.3% from extrusion coating and laminating operations. Sales by business segments in 1995 were: 75.2% from business supplies products; 9.2% from book manufacturing and order fulfillment operations; and 15.6% from extrusion coating and laminating operations. In 1994 the same segments had sales, respectively of 76.2%, 8.8% and 15.0%.

The Company's gross profit margin (the difference between net sales and cost of goods sold, expressed as a percentage of net sales) was 29.8% in 1996 compared to 29.4% in 1995 and 29.9% in 1994.

Selling and administrative expenses (as a percentage of net sales) were 22.5% in 1996 compared to 22.0% in 1995 and 22.7% in 1994. The lower level in 1995 resulted primarily from higher selling prices in that year.

As discussed above, the Company recorded restructuring and other expenses of $8.3 million in 1996.

Other expenses decreased to $3.4 million in 1996 compared to $5.5 million in 1995 and $7.5 million in 1994. The decreases were due both to lower interest expense and increased miscellaneous income. The increased miscellaneous income is due primarily to profits recognized upon disposal of real property rendered redundant by the Company's plant consolidation program.

The Company's income tax rate decreased to 38.1% in 1996 compared to 38.5% in 1995 and 40.8% in 1994. The decrease in 1996 and 1995 to more normal levels versus the unusually high rate in 1994 was due to several factors including a non-taxable loss from the Company's European joint venture in 1994.

The effect of inflation on sales and operating income in 1996, as previously indicated, was decreased raw material costs and the need to pass through these lower prices to customers with resultant pressure on profit margins. This effect is most evident in the Company's business forms manufacturing business as this business' prices are most affected by swings in the cost of paper raw materials. By comparison, in 1995, inflation

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                                                          cont'd

of raw material costs positively affected profit margins for much of the year. In 1994 inflation of raw materials costs negatively affected profit margins for much of the year. As a result of the Vanier Sale, the Company expects fluctuations in raw material costs will have less effect on its future revenues and profits.

LIQUIDITY AND CAPITAL RESOURCES

Stockholders' equity increased $12.1 million during 1996 and totaled $173.0 million at December 31, 1996.

Cash and cash equivalents increased $53.5 million during 1996 and totaled $82.5 million at December 31, 1996. Operating activities provided $39.3 million in cash during 1996. The other significant source of cash was $47.2 million of proceeds from the Vanier Sale discussed in Note 2 of the Notes to Consolidated Financial Statements. Significant uses of cash in 1996 were $20.8 million for investing activities exclusive of cash provided by the Vanier Sale, and $12.2 million for financing activities, which included $9.5 million for reduction in long term debt partially offset by $6.5 million from additional long term debt issued during 1996. During 1996 the Company obtained a $35.0 million committed revolving credit facility from a bank, an approximately $6.6 million letter of credit under the facility and approximately $6.5 million in industrial revenue bond financing supported by the letter of credit, all of which is discussed in
Note 5 of the Notes to Consolidated Financial Statements.

Cash and cash equivalents increased $3.0 million during 1995 and totaled $29.0 million at December 31, 1995. Operating activities provided $40.9 million in cash during 1995. Significant uses of cash in 1995 were $18.1 million for investing activities and $19.8 million for financing activities which included $11.4 million for reduction of long term debt.

Cash and cash equivalents decreased $4.2 million during 1994 and totaled $26.0 million at December 31, 1994. Operating activities provided $29.3 million. Significant uses of cash in 1994 were $13.9 million for investing activities and $19.5 million for financing activities which included $10.5 million for reduction of long term debt.

The principal investing activity in 1996 was capital expenditures of $28.4 million which was significantly higher than in prior years, due primarily to capital expenditures related to the Company's plant consolidation and process reengineering programs along with ongoing upgrading and improving of the Company's plants and equipment. As part of its 1996 capital expenditure program, the Company expended $2.9 million of a planned $6.9 million capital investment in new equipment intended to substantially increase the capacity and lower the unit operating costs of its extrusion coating business with the remaining expenditure expected to be made in the first half of 1997. The Company expects to continue to make significant capital investments in 1997 with the intent to expand capacity, lower unit operating costs and improve customer service in its continuing businesses. As well, the Company is seeking opportunities to enter, principally by acquisition, additional specialty custom printed information businesses that serve high growth niche markets. No assurances can be given that the Company will be successful in this regard.

In 1995 the Company's principal investing activity was capital expenditures for upgrading and improving plants and equipment and the acquisition of Electronic Form Systems.

In 1994 the principal investment activity was capital expenditures for upgrading and improving equipment and plants.

The Company's ratio of long term debt to total capitalization was 24.1% at December 31, 1996, compared with 27.7% at December 31, 1995, and 35.2% at December 31, 1994. The Company believes it has or should generate sufficient cash from operations to finance its capital expenditure program and meet its other financial commitments.

Under the Company's plan to repurchase up to 1,687,500 shares of its Common Stock in varying amounts over an indefinite period, there was no activity in 1996 or 1995. In 1994, the Company acquired 45,150 shares at prevailing market prices at a total cost of $0.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS
cont'd

UNAUDITED QUARTERLY FINANCIAL DATA

(In thousands, except per share amounts)

1996 QUARTERLY DATA

                                  1ST              2ND           3RD             4TH
Net Sales                $   $157,007     $    157,394  $   $157,993    $    159,244
Gross Margin                   45,640           46,585        48,137          47,655
Net Income                      3,899            5,895         6,379           4,881
Earnings Per Share               0.24             0.36          0.39            0.29
Dividends Per Share             0.145            0.145         0.145           0.145
Price Range of Common Stock
(High-Low)                27.50-21.63      23.00-19.25   23.00-19.13     25.88-21.88

1995 QUARTERLY DATA
                                  1ST             2ND            3RD             4TH
Net Sales                $    157,384     $   156,425   $    157,169    $    162,977
Gross Margin                   47,016          45,961         46,268          47,335
Net Income                      5,949           5,937          6,019           7,600
Earnings Per Share               0.37            0.37           0.37            0.46
Dividends Per Share              0.14            0.14           0.14            0.14
Price Range of Common Stock
(High-Low)                17.63-13.56     20.50-16.83    21.00-18.25     28.50-20.63

Per share figures have been adjusted to reflect a 3-for-2 stock split in 1995.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                                                          cont'd

PRO FORMA FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the Vanier Sale as if the transaction occurred on December 31, 1995, and before giving effect to the Company's restructuring charge and gains upon sale of related realty. The pro forma condensed consolidated financial statements of the Company are presented for informational purposes only and their inclusion in this report is not intended to intimate that the pro forma information is a more meaningful indicator of the results of operations than the Company's reported financial results. Further, the pro forma information may not reflect the Company's future results of operations or what the results of operations of the Company would have been had the Vanier Sale occurred at the date indicated, the restructuring charge not been incurred and the related realty gains not realized.


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME



YEAR ENDED DECEMBER 31, 1996
(In thousands, except per share amounts)

                                                                 PRO FORMA
                                     ACTUAL      PRO FORMA     ADJUSTMENT FOR   PRO FORMA
                                  DECEMBER 31, ADJUSTMENT FOR  RESTRUCTURING   DECEMBER 31,
                                      1996      DISPOSITION    AND REALTY          1996
Net Sales                        $   631,638    $(130,293)                    $   501,345

Cost and Expenses
 Cost of goods sold                  443,621      (93,818)                        349,803
 Selling and administrative          142,229      (31,136)                        111,093
 Restructuring expenses                8,334       (1,426)      (6,908)
                                 -----------    ---------      -------        -----------
                                     594,184     (126,380)     $(6,908)           460,896
                                 -----------    ---------      -------        -----------
Operating Income                      37,454       (3,913)       6,908             40,449
Other Income (expense)
 Interest expense                     (7,525)         276                          (7,249)
 Miscellaneous - net                   4,110        4,220(1)    (3,129)             5,201
                                 -----------    ---------      -------        -----------
Income Before Income Taxes            34,039          583        3,779             38,401
Provision for Income Taxes            12,985          321        1,607             14,913
                                 -----------    ---------      -------        -----------
Net Income                       $    21,054    $     262     $  2,172        $    23,488
                                 ===========    =========     ========        ===========
Earnings Per Share               $      1.28    $    0.02     $   0.13        $      1.43

Weighted Average Number
of Common Shares Outstanding      16,395,851                                   16,395,851



(1) Includes the loss on the Vanier Sale of $2.8 million and assumes net proceeds of the Vanier Sale had been invested in money market instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS

cont'd

OTHER MATTERS

Pursuant to amendments to the Internal Revenue Code of 1986 which were enacted in 1996, the deductibility for income tax purposes of interest expense on certain loans from life insurance companies that are secured by the cash values of underlying life insurance policies will be phased out, becoming 90% deductible in 1997, 80% deductible in 1998 and non-deductible thereafter. In 1996 the deductibility of $3.3 million of interest expense of the Company would have been affected had the provisions of the amendments been applicable in 1996.

Except for historical information contained herein, the matters set forth in this report including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future, are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The Company assumes no obligation to update any such forward looking statements. The Company's expectations respecting future sales and profits assume, among other things, reasonable continued growth in the general economy which affects demand for the Company's products, and reasonable stability in raw materials pricing, changes in which affect customer purchasing decisions as well as the Company's prices and margins. The costs and benefits of the Company's plant consolidation plan and the related redesign of order processing may vary from the Company's expectations due to various factors such as: the extent of management's ability to control and ultimately eliminate duplication of costs, inefficiencies, overheads, and operating bottlenecks associated with transferring production from closing to continuing plants; the speed with which requisite numbers of new employees can be hired, trained and deployed productively at the Company's new and enlarged continuing manufacturing plants; sale prices realized upon future disposal of redundant assets, particularly real property which is subject to future supply and demand conditions in various local real estate markets; the Company's ability to implement its order processing automation project within expected time and cost constraints; and the difficulties inherent in forecasting the operating results of an operating mode different from that which exists at the time the forecast is made.

                      CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(In thousands, except per share amounts)


                                       1996       1995           1994
NET SALES                            $631,638   $633,955        $563,133

COST AND EXPENSES
 Cost of goods sold                   443,621    447,375         394,839
 Selling and administrative expenses  142,229    139,536         127,802
 Restructuring and other charges        8,334
                                     --------   --------        --------
                                      594,184    586,911         522,641
                                     --------   --------        --------
OPERATING INCOME                       37,454     47,044          40,492

OTHER INCOME (EXPENSE)
 Interest expense                      (7,525)    (8,243)         (8,711)
 Miscellaneous - net                    4,110      2,701           1,226
                                     --------   --------        --------
INCOME BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE                  34,039     41,502          33,007

PROVISION FOR INCOME TAXES
 Current
  Federal                              10,958     14,347          11,902
  State                                 2,966      3,202           3,700
 Deferred                                (939)    (1,552)         (2,123)
                                     --------   --------        --------
                                       12,985     15,997          13,479
                                     --------   --------        --------
INCOME BEFORE CUMULATIVE EFFECT OF
CHANGE IN ACCOUNTING PRINCIPLE         21,054     25,505          19,528

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE                                                (605)
                                     --------   --------        --------
NET INCOME                           $ 21,054   $ 25,505        $ 18,923
                                     ========   ========        ========
PER COMMON SHARE
Income before cumulative
effect of change
in accounting principle              $   1.28   $   1.57        $   1.22

Net income                           $   1.28   $   1.57        $   1.18




See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

DECEMBER 31
(In thousands)

                                                          1996        1995
CURRENT ASSETS
 Cash and cash equivalents                            $ 82,516    $ 29,023
 Accounts receivable, less allowances
  of $1,885 and $2,837                                  60,082      85,978
 Inventories                                            38,911      52,715
 Other                                                  12,046       1,103
                                                      --------    --------
   Total Current Assets                                193,555     168,819

PROPERTY, PLANT AND EQUIPMENT - AT COST
 Land                                                    3,114       5,558
 Buildings and improvements                             37,476      53,566
 Machinery, equipment and software                      97,796     133,157
 Construction in progress                               10,952       4,023
                                                      --------    --------
                                                       149,338     196,304
 Less accumulated depreciation                          67,409     104,994
                                                      --------    --------
                                                        81,929      91,310

INTANGIBLE ASSETS FROM ACQUISITIONS
 Goodwill, less amortization of $4,077 and $4,657       28,125      36,936
 Other, less amortization of $4,586 and $4,671           1,362       1,755
                                                      --------    --------
                                                        29,487      38,691

DEFERRED INCOME TAXES                                   12,987      12,048
OTHER ASSETS                                            22,533      25,563
                                                      --------    --------

TOTAL ASSETS                                          $340,491    $336,431
                                                      ========    ========



See Notes to Consolidated Financial Statements

                                                     CONSOLIDATED BALANCE SHEETS
                                                                          cont'd

DECEMBER 31
(In thousands, except share amounts)


                                                          1996         1995
CURRENT LIABILITIES
 Accounts payable                                     $ 49,142     $ 45,686
 Salaries and wages                                     11,957       12,839
 Profit sharing contributions                            3,717        5,924
 Income taxes                                                         2,518
 Current maturities of long-term debt                   12,047        8,251
                                                      --------     --------
  Total Current Liabilities                             76,863       75,218

LONG-TERM DEBT                                          54,958       61,761
SUPPLEMENTAL RETIREMENT BENEFITS                        18,492       16,465
POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS              17,187       22,114

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY
 Common stock - $2 par value; authorized 50,000,000
  shares, issued 16,620,848 and 16,582,209 shares       33,242       33,164
 Additional paid-in capital                              6,118        5,701
 Retained earnings                                     136,003      124,459
 Foreign currency translation adjustment                   651          365
                                                      --------     --------
                                                       176,014      163,689
 Less 213,256 and 204,232 shares
  of common stock in treasury - at cost                  3,023        2,816
                                                      --------     --------
                                                       172,991      160,873
                                                      --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $340,491     $336,431
                                                      ========     ========




See Notes to Consolidated Financial Statements

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

                                                                                      FOREIGN
                                                          ADDITIONAL                  CURRENCY
                                        COMMON STOCK       PAID-IN     RETAINED     TRANSLATION     TREASURY STOCK
                                    SHARES         AMOUNT   CAPITAL     EARNINGS    ADJUSTMENT   SHARES         AMOUNT
BALANCE DECEMBER 31, 1993          10,774,484      $21,549             $107,728        $(433)   (92,391)       $(1,751)
 Net income                                                              18,923
 Dividends paid, $0.533 per share                                        (8,550)
 Exercise of stock options              7,995           16  $  82            (6)                  1,013             14
 Repurchase of common stock                                                                     (30,100)          (628)
 Restricted stock awards                1,800            4     36
 Foreign currency translation                                                            497
                                   ----------      ------- ------      --------        -----   --------        -------
BALANCE DECEMBER 31, 1994          10,784,279       21,569    118       118,095           64   (121,478)        (2,365)
 Net income                                                              25,505
 Dividends paid, $0.56 per share                                         (9,085)
 Exercise of stock options             48,579           96    514                               (19,577)          (451)
 Shares issued in acquisition         323,304          647  5,353
 Three-for-Two stock split          5,406,897       10,814   (758)      (10,056)                (63,177)
 Restricted stock awards                  400            1     10
 Performance award                     18,750           37    464
 Foreign currency translation                                                            301
                                   ----------      ------- ------      --------        -----   --------        -------
BALANCE DECEMBER 31, 1995          16,582,209       33,164  5,701       124,459          365   (204,232)        (2,816)
 Net income                                                              21,054
 Dividends paid, $0.58 per share                                         (9,510)
 Exercise of stock options             38,039           77    405                                (9,024)          (207)
 Restricted stock awards                  600            1     12
 Foreign currency translation                                                            286
                                   ----------      ------- ------      --------        -----   --------        -------
BALANCE DECEMBER 31, 1996          16,620,848      $33,242 $6,118      $136,003        $ 651   (213,256)       $(3,023)
                                   ==========      ======= ======      ========        =====   ========        =======



See Notes to Consolidated Financial Statements

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(In thousands)

                                                               1996            1995            1994
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                 $21,054         $25,505         $18,923
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                             17,213          17,556          17,391
   (Gain) loss on disposition of plant and equipment         (3,383)            627            (129)
   Loss on disposition of Vanier assets                       2,786
   Change in assets and liabilities, excluding
    effects of acquisitions and disposition
   (Increase) decrease in accounts receivable                 9,121         (13,443)         (7,536)
   (Increase) decrease in inventories                         3,581            (734)         (6,242)
   (Increase) decrease in other current assets               (5,996)          1,147          (1,320)
   (Increase) decrease in intangible and other assets           449            (384)           (279)
   Increase in accounts payable                                  64           3,897           5,434
   Increase (decrease) in other current liabilities          (4,726)          5,772           2,672
   Increase in supplemental retirement,
    postemployment and postretirement benefits                  103           2,536           2,891
   (Increase) in deferred income taxes                         (939)         (1,552)         (2,532)
                                                            -------         -------         -------
     Total adjustments                                       18,273          15,422          10,350
                                                            -------         -------         -------
     Net cash provided by operating activities               39,327          40,927          29,273

CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisitions, net of cash acquired                                          (3,419)
 Disposition of Vanier assets                                47,211
 (Increase) decrease in cash value of life insurance            422            (826)            (19)
 Additions to property, plant and equipment                 (28,407)        (16,933)        (14,208)
 Proceeds from disposition of plant and equipment             7,162           3,059             285
                                                            -------         -------         -------
     Net cash provided (used) by investing activities        26,388         (18,119)        (13,942)

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in long-term debt                                   6,460
 Reductions of long-term debt                                (9,460)        (11,368)        (10,453)
 Repurchase of common stock                                                                    (628)
 Sales and exchanges of common stock                            288             671             146
 Dividends paid                                              (9,510)         (9,085)         (8,550)
                                                            -------         -------         -------
     Net cash (used) by financing activities                (12,222)        (19,782)        (19,485)
                                                            -------         -------         -------
Net increase (decrease) in cash and cash equivalents         53,493           3,026          (4,154)
Cash and cash equivalents at beginning of year               29,023          25,997          30,151
                                                            -------         -------         -------
Cash and cash equivalents at end of year                    $82,516         $29,023         $25,997
                                                            =======         =======         =======
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION
 Cash paid during the year for:
  Interest (net of amount capitalized)                      $ 7,770        $  7,768         $ 9,039
  Income taxes                                               21,983          15,405          12,988
 Liabilities assumed in acquisitions                                            115             849



See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION, ETC: The consolidated financial statements include the accounts of American Business Products, Inc. and its subsidiaries (the "Company"). The Company's investment in a 50 percent owned affiliated company is accounted for under the equity method. Intercompany balances and transactions have been eliminated. These financial statements have been prepared in accordance with generally accepted accounting principles which in certain instances requires the use of management's estimates. Actual results could differ from those estimates.

NATURE OF OPERATIONS: The Company manufactures and markets envelope products, business forms, labels and other supplies for business and industry; manufactures and distributes hardcover and softcover books for the publishing industry; and manufacturers and markets extrusion coating and laminating of papers, films, and nonwoven fabrics for use in medical, industrial and consumer packaging. The markets for these products are located principally throughout the continental United States.

CASH AND CASH EQUIVALENTS: The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, stated at cost which approximates market, at December 31, 1996 and 1995 were $68,136,000 and $16,820,000 respectively. All such investments have an original maturity of 90 days or less and for purposes of the Statement of Cash Flows are considered to be cash equivalents.

Amounts due banks upon the clearance of certain checks under the Company's cash management program have been included in accounts payable. At December 31, 1996 and 1995 such amounts were $8,441,000 and $9,381,000 respectively.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

INTANGIBLE ASSETS: The excess of cost over amounts assigned to tangible assets of purchased subsidiaries (goodwill) is being amortized on the straight-line basis over periods of 10 to 40 years. The Company evaluates the net carrying value of such assets based on expectations of nondiscounted cash flows of each subsidiary for which such assets are recorded. The Company believes no material impairment of such assets exists. Other acquired intangibles are principally non-compete agreements and are being amortized on a straight-line basis over their estimated useful lives of 3 to 8 years.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes and was $15,226,000, $15,420,000 and $15,536,000 for 1996, 1995 and
1994, respectively. Accelerated depreciation methods are used for income tax purposes.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs of existing conditions caused by past operations are accrued when it is probable that a liability has been incurred and the cost can be reasonably estimated.

REVENUE RECOGNITION: Sales and related costs are generally recorded by the Company upon shipment of products to its customers. Under contractual agreement with some customers, sales of certain custom products are recognized upon completion of the order and invoiced under normal credit terms.

STOCK BASED COMPENSATION: As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

NET INCOME PER COMMON SHARE: Net income per common share is based upon the weighted average number of shares outstanding, 16,395,851 in 1996, 16,197,044 in 1995, and 16,025,695 in 1994 which have been restated to reflect a three-for-two stock split in June 1995. The dilutive effect of outstanding stock options is not significant.

FOREIGN CURRENCY TRANSLATION: The Company's investment in a 50 percent owned foreign joint venture is translated at the rate in effect at the balance sheet date. The Company's share of net income of the joint venture is translated at average exchange rates prevailing during the year. Resulting translation adjustments are reported separately as a component of stockholders' equity.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE: In 1994 the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," resulting in a cumulative net adjustment of $605,000.

RECLASSIFICATIONS: Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          cont'd

2. VANIER GRAPHICS CORPORATION

On December 31, 1996 the Company sold substantially all of the assets of its subsidiary Vanier Graphics Corporation ("Vanier") for $47,211,000 in cash (the "Vanier Sale"). Vanier was a leading business forms manufacturer and provider of forms management and work flow analysis. The loss on the sale was approximately $1,588,000 net of tax. The proceeds from this divestiture are subject to adjustment based upon the closing balance sheet of Vanier. Any change in proceeds is not expected to have a material effect on the loss on the sale. Vanier recorded sales of approximately $130,000,000, $138,000,000 and $115,000,000 in 1996, 1995 and 1994 respectively.

On June 1, 1995 the Company acquired certain assets of Electronic Form Systems, Inc. ("EFS") for $9,650,000. The excess of the purchase price over the fair value of the assets acquired was approximately $6,765,000. The acquisition was recorded under the purchase method of accounting and the results of operations have been included in the Company's consolidated financial statements since acquisition. The assets of EFS were sold as part of the Vanier Sale.

3. RESTRUCTURING AND OTHER CHARGES

In February 1996, the Company announced a restructuring plan (the "Plan") to reduce operating costs. The Company planned to close 14 plants and transfer production to other larger facilities. As of December 31, 1996 the Company had closed 13 of these plants. The 14th plant will be closed in the first quarter of 1997. As a result of the Plan the Company recorded restructuring and other charges to operations in 1996 of $8,334,000, consisting of severance and other employee related costs of $6,320,000, fixed-asset write-downs of $427,000 and lease termination and other miscellaneous costs of $1,587,000. Cash expenditures of $7,498,000 were made against the restructuring accrual in 1996 with approximately $836,000 remaining in the accrual at December 31, 1996. Severance costs relate to approximately 509 employees, primarily production and administrative personnel located at the closing plants. Of these, 478 employees' employment terminated in 1996.

As a result of the Plan and the Vanier Sale (Note 2), the Company sold certain real estate assets resulting in gains of $3,129,000 which are included within miscellaneous-net on the accompanying Consolidated Statement of Income. The Company also has approximately $5.1 million in real estate assets held for sale at December 31, 1996 which are classified as other current assets. The Company plans to sell these assets in 1997.

4. INVENTORIES




(In thousands)                                   1996    1995
Products finished or in process               $15,825 $27,557
Raw materials                                  22,413  24,438
Supplies                                          673     720
                                              ------- -------
                                              $38,911 $52,715
                                              ======= =======




5. LONG-TERM DEBT
The components of long-term debt are as follows:



(In thousands)                                                    1996     1995
Senior notes, 9.92%, due 1996 to 2000                          $ 9,643  $13,929
Senior notes, 5.77%, due 1997 to 2003                           48,000   48,000
Note payable to bank, variable at LIBOR
 plus 1.15%, principal due to 2000                                 781      990
Mortgage note, variable at 56% of bank's base rate plus .25%
 not to exceed 15%, principal due to 1999                        1,500    2,000
Mortgage note, variable at 75.8% of prime rate not
 to exceed 11%, principal due to 2001                                     1,590
Mortgage note, variable at 79.4% of prime rate
 not to exceed 11.75%, principal due to 1999                       527      702
Note payable to bank, 9.375%, due 1996                                    2,700
Industrial revenue bonds due 2031, variable rate                 6,460
Other                                                               94      101
                                                               -------  -------
                                                                67,005   70,012
                                                               -------  -------
Less current maturities                                         12,047    8,251
                                                               -------  -------
                                                               $54,958  $61,761
                                                               =======  =======



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cont'd

The Company has an unsecured committed revolving credit agreement (the "Credit Agreement") with a bank, under which the Company may borrow up to $35.0 million through April 22, 1999. The Credit Agreement provides for borrowing at rates related to prime and Eurocurrency rates, and for payment of commitment fees of 1/10% per annum on the unused portion of the credit facility. Currently, the Company has no outstanding borrowings under the Credit Agreement. Curtis 1000 Inc. ("Curtis 1000"), a wholly-owned subsidiary of the Company, has borrowed approximately $6.5 million through a variable interest rate industrial revenue bond (the "Bond") due May 1, 2031. The interest rate on the Bond was 4.25% at December 31, 1996. The Bond is supported by a letter of credit issued pursuant to the Credit Agreement, which commensurately reduces the balance available to the Company under the Credit Agreement. The Credit Agreement provides for payment of fees of 2/10% per annum on the amount of the letter of credit outstanding, which was $6.6 million at December 31, 1996.

The net carrying amount of plant, equipment and other assets assigned as collateral to the Company's long-term debt obligations was approximately $19,305,000 and $19,522,000 at December 31, 1996 and 1995 respectively. The
Company has agreed to certain restrictive covenants during the terms of some of these agreements. Under the most restrictive of the covenants, the Company must maintain tangible net worth not less than approximately $95,000,000 plus 25% of net income earned after 1992, and must limit the amount of Senior Funded Debt to not more than 40% of total capitalization. The aggregate amounts of long-term debt maturing during the next five years are approximately:
1997-$12,047,000; 1998 - $12,141,000; 1999 - $8,833,000; 2000 - $6,952,000;
2001 - $6,857,000; thereafter -$20,175,000. Loans from life insurance companies aggregating approximately $44,500,000 and $42,700,000 are secured by the cash values of the underlying life insurance policies of $49,000,000 and $47,400,000 at December 31, 1996 and 1995, respectively. Such loans have been netted against the cash values. Interest is payable annually at rates ranging from 11.5% to 13%.

The fair value of the Company's long-term debt is based on management's estimate of current market prices for the same issues. Fair value is estimated to be $65,340,000 at December 31, 1996 and $70,042,000 at December 31, 1995.


6. INCOME TAXES

Deferred income taxes have been established for the effects of differences in the bases of assets and liabilities for financial reporting and income tax purposes.

The provision for income taxes is reconciled with the Federal statutory rate as follows:



(In thousands)                               1996      1995      1994
Income tax at
    Federal statutory rate                $11,914   $14,526    $11,552
State income taxes net of
    Federal income tax benefit              1,926     2,010      2,093
Non-taxable life insurance proceeds
    and increase in cash value             (1,078)   (1,285)      (957)
Other                                         223       746        791
                                          -------   -------    -------
                                          $12,985   $15,997    $13,479
                                          =======   =======    =======



Components of the net deferred income tax asset at December 31, 1996 and 1995 are as follows:


(In thousands)                                        1996        1995
DEFERRED INCOME TAX ASSETS:
Postretirement and postemployment benefits         $14,607     $16,117
State net operating loss carryforward,
    net of Federal benefit                           1,243       1,063
Other                                                3,726       3,516
                                                   -------     -------
Gross deferred tax asset                            19,576      20,696
Valuation allowance                                   (461)     (1,580)
                                                   -------     -------
                                                    19,115      19,116
DEFERRED INCOME TAX LIABILITIES:
Property plant and equipment                         6,128       7,068
                                                   -------     -------
NET DEFERRED INCOME TAX ASSET                      $12,987     $12,048
                                                   =======     =======


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          cont'd

During 1996, the Company reduced its deferred tax asset valuation allowance by $1,119,000 due to the availability of tax planning strategies to utilize state net operating loss carryforwards and state deferred tax assets for postretirement and postemployment benefits. Management believes it is more likely than not that future taxable income will be sufficient to realize fully the net deferred tax asset.

7. EMPLOYEE RETIREMENT PLANS

The Company has profit sharing and other retirement plans covering its employees. The Company's contributions, which are principally discretionary, were approximately $4,520,000 in 1996, $5,460,000 in 1995, and $4,530,000 in
1994.

The Company has entered into agreements with directors of the Company and key officers of the Company and its subsidiaries which provide for nonfunded supplemental retirement benefits. The Company has made current provisions for future payments due under these agreements. The amounts charged to operations in 1996, 1995, and 1994 were approximately $2,143,000, $3,939,000 and $3,457,000, respectively. In January 1997 the Company entered into a springing note payable whereby upon a change in control of the Company, amounts sufficient to discharge the Company's obligations under these plans becomes due.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care and life insurance benefits for eligible retired employees. Substantially all of the Company's employees may become eligible for benefits if, after ten or more years of service, they reach normal retirement age while working for the Company. The health care plan is contributory and is adjusted periodically based on actual experience while the life insurance plan is noncontributory. Neither plan is funded. The Company accounts for these arrangements in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

As of January 1, 1993 the Company made modifications to the above plans which reduced its obligations for prior service costs by approximately $13,900,000. The Company made an additional modification during 1996 which becomes effective January 1, 1997 that increased its obligations for prior service costs by approximately $472,000. Such amounts are being amortized over the remaining active service periods of its employees.

The following table presents a reconciliation of the plan's funded status at December 31:


(In thousands)                                       1996     1995      1994

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
  Retired employees                              $  4,772   $ 4,572   $ 5,447
  Fully eligible active employees                     343       458       608
  Other active employees                            3,503     3,776     4,604
                                                  -------   -------   -------
                                                    8,618     8,806    10,659
                                                  -------   -------   -------
Unrecognized prior service
  cost reduction                                    7,665    11,394    12,231
Unrecognized net gain (loss)                          566       503    (1,671)
                                                  -------   -------   -------
Postretirement benefits                           $16,849   $20,703   $21,219
                                                  =======   =======   =======
NET PERIODIC BENEFIT COST:
 Service cost                                     $   320   $   194   $   332
 Interest cost                                        647       647       800
 Net amortization                                    (822)     (859)     (744)
                                                  -------   -------   -------
                                                  $   145   $   (18)  $   388
                                                  =======   =======   =======

In addition to the net postretirement benefit expense, the Company recognized a net curtailment gain in 1996 of $3,359,000 related to employee terminations due to the Vanier Sale, which is included in the net loss on the sale.

The assumed health care cost trend rate for 1997 is 9.5% decreasing annually by 1% to a rate of 5.5% in 2001 and beyond. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1996 and 1995 and 8.5% at December 31, 1994.

If the health care cost trend rate were increased by one percent for all future years, the impact on the accumulated postretirement benefit obligation as of December 31, 1996 and the aggregate of service and interest costs for 1996 would have been insignificant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cont'd

9. COMMITMENTS AND CONTINGENCIES

Rental expense under operating leases was approximately $5,359,000 in 1996, $5,053,000 in 1995 and $4,889,000 in 1994. Minimum rental commitments under noncancelable leases other than capital leases are approximately: 1997 - $4,026,000; 1998-$3,600,000; 1999-$3,059,000; 2000-$2,712,000; 2001-$2,111,000
and $2,132,000 thereafter.

Prior to the Vanier Sale, Vanier provided to Curtis 1000 certain products and services relative to the business of Curtis 1000. In connection with the Vanier Sale, Curtis 1000 entered into an agreement with the purchaser pursuant to which the purchaser agreed to provide to Curtis 1000 and Curtis 1000 agreed to buy from the purchaser substantially the same products and services in substantially similar quantities until September 30, 1999. In connection with the Vanier Sale, Vanier agreed to indemnify the purchaser against certain potential liabilities and losses, including environmental, and reimburse the purchaser for any expenses incurred to repair damages, if any, existing at the effective time of the Vanier Sale, to the physical structure of two facilities that Vanier sold to the purchaser. The Company has agreed to guarantee Vanier's indemnification obligations and certain other obligations entered into in connection with the Vanier Sale. Based on information currently available, management does not expect the resolution of the contingencies related to the Vanier Sale to have a material effect on the financial statements.

In the opinion of management, no litigation or claims are pending against the Company which will have an adverse material effect on its financial statements.

10. STOCK COMPENSATION PLANS

The Company currently has two stock compensation plans: the Stock Option Plan, which was adopted in 1991 ("1991 Plan"), and the Director's Stock Incentive Plan, which was adopted in 1994 ("Director's Plan").

The 1991 Plan is a nonqualified plan which replaced the expiring 1981 Stock Option Plan ("1981 Plan"). Under both the 1991 and 1981 Plans, options could be granted at fair market value to key employees. The weighted average fair value at date of grant for options granted under the 1991 Plan during 1996 and 1995 was $4.47 and $3.53, respectively. Twenty-five percent of each grant becomes exercisable in each succeeding year and the maximum term of the options is ten years. The weighted average fair value at date of grant for reload options granted under the 1981 Plan during 1996 and 1995 was $3.37 and $2.22, respectively. Reload grants carry the same vesting schedule and maximum term as the original grant. The board of directors may grant options which include a stock appreciation feature under which employees may elect to receive cash in lieu of Common Stock for up to 25% of the option exercised. The Company has reserved 1,379,516 and 1,413,959 shares of Common Stock for issuance under the 1991 and 1981 Plans at December 31, 1996 and 1995, respectively.

The Director's Plan is a nonqualified plan which awards stock options and restricted stock to directors who elect to forego all or a portion of the director's retainer fee for the following year in exchange for an option to purchase Common Stock. The number of options to be issued is determined by dividing the foregone director's fee by one-half of the fair market value of the Common Stock on the date of grant. The exercise price is equal to one-half of the fair market value of the Common Stock on the date of grant and these options are fully vested at the date of grant. The weighted average fair value at date of grant for options granted under the Director's Plan during 1996 and 1995 was $11.15 and $8.78, respectively. The Company has reserved 217,509 and 221,700 shares of Common Stock for issuance under the Director's Plan at December 31, 1996 and 1995, respectively.

The Director's Plan also provides for restricted stock awards. In general, each director was issued 300 shares of Common Stock upon adoption of the plan and new directors will be issued 200 shares upon election. Additional awards of 100 shares will be made to each director annually, but no director will receive more than 2,000 shares of restricted stock. The Company issued 600 shares of restricted stock in 1996 and 1995. The weighted average fair market value per share at the date of grant of shares issued in 1996 and 1995 was $21.54 and $17.83, respectively. The Company had issued 3,900 and 3,300 shares of restricted stock at December 31, 1996 and 1995, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          cont'd

The following table summarizes activity adjusted for stock splits in the Company's stock option plans for each of the last three years:



                                           1996                    1995                  1994
                                -----------------------  ---------------------  -----------------------
                                            WTD-AVG                WTD-AVG                 WTD-AVG
                                SHARES   EXERCISE PRICE  SHARES EXERCISE PRICE  SHARES  EXERCISE PRICE
Outstanding at January 1        394,881     $15.93      278,300     $13.52      228,988     $13.45
Issued at fair value            159,532      20.86      165,018      18.86       60,660      13.17
Issued at less than fair value    6,740      11.13       10,092       8.92       12,215       7.91
Exercised                       (38,039)     12.67      (54,329)     11.24      (15,008)      8.66
Canceled                        (17,467)     17.63       (4,200)     15.38       (8,495)     10.33
                                -------                 -------                 -------
Outstanding at December 31      505,647      17.61      394,881      15.93      278,300      13.52
                                =======                 =======                 =======
Exercisable at December 31      208,302      15.63      161,045      14.29      132,646      12.56




The following table summarizes information about stock options at December 31, 1996


                                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                    -----------------------------------------------  ------------------------------
                                      WEIGHTED
                                       AVERAGE           WEIGHTED                       WEIGHTED
   RANGE OF             NUMBER        REMAINING          AVERAGE        NUMBER           AVERAGE
EXERCISE PRICES     OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE  EXERCISABLE     EXERCISE PRICE
$ 6.17 - $18.33         271,101         7.16             $15.01        142,446            $13.46
$18.50 - $19.50          48,862         5.64              19.37         46,367             19.41
$20.75 - $27.50         185,684         9.16              20.94         19,489             22.54
                        -------                                        -------
$ 6.17 - $27.50         505,647         7.75              17.61        208,302             15.63
                        =======                                        =======





Stock-based compensation costs recorded in income for 1996 and 1995 were immaterial. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of FAS 123, the effect on the Company's net earnings and earnings per share would have been immaterial. The effect on 1996 and 1995 net earnings is not representative of the effect on net earnings in future years because it does not take into consideration compensation expense related to grants made prior to 1995.

The fair value of options at date of grant was estimated using the Black-Scholes Model with the following weighted average assumptions:



                                     1996    1995

        Expected life (years)           5       5
        Interest rate               6.40%   5.63%
        Volatility                  28.0%   26.0%
        Dividend yield              3.25%   3.34%


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cont'd


11. STOCKHOLDERS' EQUITY

The Company has authorized 500,000 shares of Preferred Stock without par value. No shares have been issued.

On October 25, 1989 the Board of Directors adopted a Share Rights Plan and declared a dividend of one Right for each outstanding share of Common Stock on November 6, 1989. Such Rights become exercisable, or transferable apart from the Common Stock, twenty days after a person or group (Acquiring Person) has acquired beneficial ownership of 20% of the Common Stock or after a person or group has acquired beneficial ownership of 10% of the Common Stock and, after reasonable inquiry and investigation, has been declared by the Board of Directors to be an "Adverse Person". Each Right then may be exercised to acquire a number of shares of Common Stock equal to one share of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date that an Acquiring Person or an Adverse Person was first determined to be such (Stock Acquisition Date) and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not owned by the Acquiring Person or Adverse Person. The price to be paid for each share of Common Stock acquired by exercise of Rights is 20% of market value on the Stock Acquisition Date. In general, the Rights may be redeemed by the Company at a price of $.01 at any time until twenty days following the Stock Acquisition Date. The Rights will expire on November 6, 1999.

12. BUSINESS SEGEMENT INFORMATION


(In thousands)                                DEPRECIATION &    CAPITAL      IDENTIFIABLE  OPERATING
                                    SALES      AMORTIZATION  EXPENDITURES       ASSETS      PROFIT
YEAR ENDED DECEMBER 31, 1996
Business supplies printing         $467,865       $11,789       $19,400       $157,583      $26,492
Book manufacturing                   54,642         2,370         4,206         27,003        4,591
Extrusion coating and laminating    109,131         2,703         4,584         55,084       15,519
Corporate                                             351           217        100,821       (9,148)
                                   --------       -------       -------       --------      -------
                                   $631,638       $17,213       $28,407       $340,491      $37,454
                                   ========       =======       =======       ========      =======

YEAR ENDED DECEMBER 31, 1995
Business supplies printing         $476,604       $12,327       $10,834       $214,196      $37,432
Book manufacturing                   58,207         2,113         4,041         26,715        6,781
Extrusion coating and laminating     99,144         2,814         1,910         47,828       11,639
Corporate                                             302           148         47,692       (8,808)
                                   --------       -------       -------       --------      -------
                                   $633,955       $17,556       $16,933       $336,431      $47,044
                                   ========       =======       =======       ========      =======

YEAR ENDED DECEMBER 31, 1994
Business supplies printing         $429,342       $11,204       $ 7,635       $191,635      $32,290
Book manufacturing                   49,464         1,860         2,318         25,539        5,653
Extrusion coating and laminating     84,327         2,760         1,376         46,609        8,778
Corporate                                           1,567         2,879         48,318       (6,229)
                                   --------       -------       -------       --------      -------
                                   $563,133       $17,391       $14,208       $312,101      $40,492
                                   ========       =======       =======       ========      =======




The Company's three operating business segments are as follows: the printing of business supplies, consisting principally of business forms and envelope products; the manufacture of books; and the extrusion of polyethylene onto lightweight papers and non-wovens.

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

                                                    INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of American Business Products, Inc.


We have audited the accompanying consolidated balance sheets of American Business Products, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Business Products, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, in 1994 the Company changed its method of accounting for postemployment benefits.



DELOITTE & TOUCHE LLP
Atlanta, Georgia
February 14, 1997

CORPORATE INFORMATION

STOCK EXCHANGE LISTING
American Business Products, Inc.'s
Common Stock is listed on the New York
Stock Exchange. Ticker Symbol: ABP.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held April 23, 1997 at 11:00 a.m. at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339

FORM 10-K ANNUAL REPORT
The Form 10-K filed with the Securities and Exchange Commission is available to shareholders and may be obtained without charge upon written request to the Secretary of the Company.

SHAREHOLDERS OF RECORD
On March 1, 1997, there were approximately 5,100 shareholders of record including dividend reinvestment participants.

AUDITORS
Deloitte & Touche LLP, Atlanta

GENERAL COUNSEL
Long, Aldridge & Norman, Atlanta

TRANSFER AGENT AND REGISTRAR
Wachovia Bank of North Carolina, N. A.
Winston-Salem
1-800-633-4236 Shareholder Services

EQUAL OPPORTUNITY EMPLOYER
American Business Products, Inc., and its subsidiaries are equal opportunity employers.


DIVIDEND REINVESTMENT/STOCK PURCHASE PLAN
Registered shareholders may participate in the Company's Dividend
Reinvestment/Stock Purchase Plan to acquire additional shares. The Company pays commission charges on purchases made by the Plan. A booklet describing the Plan and enrollment procedures is available upon request from Wachovia Bank of North Carolina, N. A., P. O. Box 3001, Winston-Salem, NC 27102-3001

DIVIDENDS
Cash dividends on ABP Common Stock have been paid without interruption for 39 years and have been increased for the last 39 years through 1996. Since ABP's initial public offering in 1969, dividends per share have been increased by more than 50 times. Dividends are generally declared on a quarterly basis, with holders of record date entitled to receive the cash dividend on the payable date. Anticipated record and payable dates for the year 1997 are listed below:

Record Date                   Payable Date
February 28, 1997             March 14, 1997
June 2, 1997                  June 16, 1997
September 2, 1997             September 15, 1997
December 1, 1997              December 15, 1997

This annual report is printed on recycled paper.