Form 10-K405, Exhibit 13
period 1997-12-31
AMERICAN BUSINESS PRODUCTS INC
filed 1998-03-19
CIK 4672

                                                                      EXHIBIT 13

[ABP LOGO]

ELEVEN-YEAR FINANCIAL REVIEW
YEAR ENDED DECEMBER 31
(In thousands, except per share and employee data)


                                        1997           1996           1995          1994

Net Sales                             $511,716       $631,638       $633,955       $563,133
Cost of Goods Sold(A)                  364,222        443,621        447,375        394,839
Earnings
   Before Taxes(A)                      29,913         34,039         41,502         33,007
   After Taxes(A)                       19,242         21,054         25,505         19,528(C)
   Per Common Share - Basic(A)            1.17           1.28           1.57           1.22(C)
   Per Common Share - Diluted(A)          1.16           1.28           1.57           1.21(C)

Dividends Paid
   Common Stock                         10,183          9,510          9,085          8,550
   Per Common Share                       .620           .580           .560           .533
Interest Expense                         5,965          7,525          8,243          8,711

Capital Expenditures - Net              20,794         28,407         16,933         14,208
Depreciation and Amortization           14,280         17,213         17,556         17,391
Salaries and Wages                     105,238        149,671        143,474        139,238

Current Assets                         175,915        193,555        168,819        152,712
Current Liabilities                     71,377         76,863         75,218         63,419
Working Capital                        104,538        116,692         93,601         89,293
Plant and Equipment                     88,958         81,929         91,310         92,968
Total Assets                           332,780        340,491        336,431        312,101

Long-Term Debt                          42,850         54,958         61,761         75,144
Retained Earnings                      145,062        136,003        124,459        118,095

Average Number of Common
   Shares Outstanding                   16,422         16,396         16,197         16,026
Stockholders' Equity                   181,697        172,991        160,873        137,481
Book Value per Common Share              11.06          10.55           9.82           8.59
Return on Equity                          10.9%          12.6%          17.1%          14.8%

Number of Employees                      3,202          3,520          4,452          4,152

1997 QUARTERLY DATA (UNAUDITED)

                                           1ST              2ND              3RD              4TH
Net Sales                              $ 127,048        $ 128,068        $ 124,269        $ 132,331
Gross Margin                              37,241           37,483           36,144           36,626
Net Income                                 7,375            6,070            4,644            1,153
Net Income per Share - Basic                0.45             0.37             0.28             0.07
Net Income per Share - Diluted              0.45             0.37             0.28             0.06
Dividends per Share                        0.155            0.155            0.155            0.155
Price Range of Common Stock
   (High - Low)                    $25.25-$22.00    $25.00-$22.50    $25.38-$21.88    $25.87-$19.06



Per share figures have been adjusted to reflect a 5-for-4 stock split in 1989, a 3-for-2 stock split in 1991 and a 3-for-2 stock split in 1995.

(A)      1987 has been restated to eliminate discontinued operation
(B)      Before change in accounting principles of $12,449 or $0.78 per share.
(C)      Before change in accounting principles of $605 or $0.04 per share.

                                                                      [ABP LOGO]
                                            ELEVEN-YEAR FINANCIAL REVIEW (CONT.)


       1993             1992              1991             1990              1989             1988              1987
   $ 486,139         $ 463,470         $ 446,533        $ 398,794         $ 387,140        $ 358,242         $ 325,768
     399,746           322,402           307,656          272,376           265,549          246,555           221,953

      26,643            30,487            26,736           22,465            22,101           21,510            19,864
      16,683           19,582(B)          16,488           14,268            13,617           13,010            11,156
        1.04             1.22(B)            1.03              .89               .85              .81               .69
        1.04             1.22(B)            1.03              .89               .84              .81               .69


       8,013             7,487             6,692            6,295             5,608            5,027             4,566
        .500              .467              .418             .391              .349             .313              .285
       6,604             6,270             5,784            3,313             2,165            1,563             1,435

      15,981            17,277            14,556           10,053            12,794           11,787            12,010
      14,661            12,897            12,041            9,650             8,806            7,632             6,701
     123,747           121,572           116,936          112,778           110,353          101,416            96,718

     141,768           121,938           115,735          107,418            95,088           90,987            84,415
      55,330            44,509            42,809           39,825            36,451           35,983            32,563
      86,438            77,429            72,926           67,593            58,637           55,004            51,852
      94,448            77,926            73,350           72,040            62,767           58,197            54,077
     302,192           237,238           218,086          207,003           164,140          152,257           141,036

      85,580            40,005            41,673           43,339            11,277            8,858            10,088
     107,728            99,117            99,585           97,055            89,082           83,532            75,549


      16,024            16,036            16,006           16,076            16,092           16,067            16,052
     127,093           118,819           119,783          109,875           103,264           95,145            87,117
        7.93              7.41              7.47             6.87              6.41             5.92              5.43
        13.6%             16.4%             14.4%            13.4%             13.7%            14.3%             13.2%

       4,320             3,727             3,894            3,986             4,034            4,007             3,867



1996 QUARTERLY DATA (UNAUDITED)

                                           1ST               2ND              3RD              4TH
Net Sales                          $     157,007     $     157,394    $     157,993     $     159,244
Gross Margin                              45,640            46,585           48,137            47,655
Net Income                                 3,899             5,895            6,379             4,881
Net Income per Share - Basic                0.24              0.36             0.39              0.29
Net Income per Share - Diluted              0.24              0.36             0.39              0.29
Dividends per Share                        0.145             0.145            0.145             0.145
Price Range of Common Stock
   (High - Low)                    $27.50-$21.63     $23.00-$19.25    $23.00-$19.13     $25.88-$21.88

[ABP LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESTRUCTURING, OTHER CHARGES AND OTHER GAINS

In December 1997 the Company announced a profit improvement plan and charges against income. The profit improvement plan focused primarily on a series of actions at Curtis 1000 Inc. ("Curtis"), the Company's largest business supplies subsidiary. These actions were intended to improve customer service, eliminate processing bottlenecks and reduce costs. The charges against 1997 results relate to management changes and reorganization, estimated penalties associated with a take or pay contract with the purchaser of the Company's former business forms manufacturing business, the cessation of manufacturing at a Company facility and certain information systems asset impairments. The before tax amount of such charges was $1.4 million included in Selling and Administrative Expenses, $4.0 million included in Restructuring and Other Charges and $1.8 million included in Miscellaneous - Net in the accompanying Consolidated Statements of Income.

During 1997, gains of $2.9 million before tax from the sale of realty rendered redundant to operating needs by the Company's now completed plant consolidation program were included in Miscellaneous - Net in the accompanying Consolidated Statements of Income.

In February 1996, the Company announced a restructuring plan (the "1996 Plan") to reduce operating costs. The Company planned to close 14 plants and transfer production to other larger facilities. The Company closed 13 plants during 1996 and closed the final facility in the first quarter of 1997. As a result of the 1996 Plan, the Company recorded Restructuring and Other Charges to operations in 1996 of $8.3 million before tax, consisting of severance and other employee related costs of $6.3 million, fixed asset write-downs of $0.4 million and lease termination and other miscellaneous costs of $1.6 million.

As a result of the 1996 Plan and the sale of the Company's business forms manufacturing business, the Company sold certain real estate assets resulting in gains of $3.1 million before tax in 1996 which are included within Miscellaneous
- Net in the accompanying Consolidated Statements of Income.

RESULTS OF OPERATIONS

Net sales in 1997 were $511.7 million compared with $631.6 million for 1996. Included within 1996 sales are $130.3 million of revenues from Vanier Graphics Corporation, which operated the Company's business forms manufacturing business which was sold by the Company effective December 31, 1996. Without Vanier, the Company's 1996 revenues would have been $501.3 million.

Business supplies segment sales decreased 27.0% from 1996 to 1997. Excluding Vanier, the business supplies segment sales increased 1.1%. The increase resulted from double-digit growth in custom labels and strong gains in the specialty envelope business partially offset by lower sales due to continuing order processing and production bottlenecks following the plant consolidation at Curtis. As discussed above, the Company has initiated a profit improvement plan to address the issues at Curtis.

The book manufacturing segment's sales decreased 7.9% in 1997, mirroring the market situation in 1996 when demand was lower from customers. The book manufacturing subsidiary reorganized its sales and marketing function and plans to invest in new equipment in 1998 in an effort to increase sales, improve efficiency and broaden its product lines.

The extrusion coating segment increased sales 10.0% in 1997, starting up a new tandem extrusion production line and introducing new products to penetrate new markets.

Net sales in 1996 were $631.6 million which represented a decrease of 0.4% from the $634.0 million in 1995. Business supplies segment sales decreased 1.8% in 1996 compared to 1995 despite continued rapid growth in custom label sales. The decrease was due to pass-through to customers of lower raw materials costs and processing bottlenecks resulting from the restructuring program. The book manufacturing segment's sales decreased 6.1% in 1996 from 1995 with lower profits and profit margins, due primarily to lower demand from its customers. The extrusion coating segment increased sales 10.1% in 1996 from 1995 with significantly improved profits and profit margins due to introduction of new products,

                                                                      [ABP LOGO]
penetration of new markets and generally high customer demand for this business' products.

Net sales in 1995 were a record $634.0 million, an increase of 12.6% over 1994. This increase resulted from a combination of growth of units sold and higher selling prices obtained by passing through unusually high raw material costs. Business supplies segment sales increased 11.0% for 1995, with the pass-through of inflation in raw material costs accounting for more than 50% of the increase and unit sales growth accounting for the balance. The book manufacturing segment increased sales 17.7% also due to a combination of higher prices and unit growth with accompanying higher profits and profit margins. This operation again added to capacity, broadened its product line and expanded customer order fulfillment capabilities. The extrusion coating segment increased sales 17.6% with strong unit growth and improved profits and profit margins, benefiting from the ability to pass through higher raw material costs, the moderation of competitive pricing pressures, the introduction of new products and penetration of new markets.

In 1997 the Company derived 66.7% of revenues from envelope products, business forms, labels, and related business supplies printing operations; 9.8% from book manufacturing and order fulfillment operations; and 23.5% from extrusion coating and laminating operations. Sales by business segments in 1996 were: 74.1% from business supplies products; 8.6% from book manufacturing and order fulfillment operations; and 17.3% from extrusion coating and laminating operations. In 1995, the same segments had sales, respectively, of 75.2%, 9.2% and 15.6%.

The Company's gross profit margin percent was 28.8% in 1997 compared to 29.8% in 1996 and 29.4% in 1995. The decreased margin in 1997 is primarily attributable to lower sales at Curtis and the Company's book manufacturing subsidiary and continuing high costs and order processing and production bottlenecks at Curtis following the plant consolidation.

Selling and administrative expenses (as a percentage of net sales) were 22.8% in 1997 compared to 22.5% in 1996 and 22.0% in 1995. The increase in 1997 resulted primarily from the special charges discussed above. The lower level in 1995 resulted primarily from higher selling prices in that year.

As discussed above,the Company recorded restructuring and other expenses of $4.0 million before tax in 1997 and $8.3 million before tax in 1996.

Interest expense for 1997 was $6.0 million, a decrease of 20.7% from $7.5 million in 1996. The decreased interest expense in 1997 resulted from interest capitalized in conjunction with capital projects of $0.4 million and reduced long term debt. Interest expense in 1996 decreased 8.7% from the $8.2 million in 1995. The decrease in 1996 resulted primarily from reduced long term debt.

Interest income for 1997 was $4.3 million, an increase of 191.3% from the $1.5 million in 1996. The increase in 1997 resulted primarily from interest income earned on the proceeds from the Vanier sale. Interest income increased 42.4% in 1996 from the $1.0 million in 1995. The increase in 1996 resulted primarily from an increase in funds to invest as well increased rates of return.

Miscellaneous-Net was $4.8 million in 1997, an increase of 81.2% from the $2.6 million in 1996. Miscellaneous-Net in 1996 increased 58.2% from the $1.7 million in 1995. The increase in 1997 resulted primarily from benefits received from Company owned life insurance policies as well as increased gains on sale of equipment. The increase in 1996 resulted primarily from gains from the sale of realty rendered redundant to operating needs by the Company's now completed plant consolidation program.

The Company's income tax rate decreased to 35.7% in 1997 compared to 38.1% in 1996 and 38.5% in 1995. The decrease in 1997 resulted primarily from recognition of the benefit of tax strategies developed by the Company and the identification of certain recoverable tax overpayments in earlier years.

The effect of inflation on sales and operating income in 1997 was not significant. In 1996 the effect was decreased by raw material costs and the need to pass through lower prices to customers with resultant pressure on profit margins, most evident in the business forms manufacturing business which was divested at year end. By comparison, in 1995 inflation of raw material costs positively affected profit margins for much of the year.

[ABP LOGO]

PRO FORMA FINANCIAL INFORMATION

The 1997 results include special charges of $4.3 million after tax, or $0.26 per share, related to management changes and reorganization, estimated penalties associated with a take or pay contract with the purchaser of the Company's former business forms manufacturing business, the cessation of manufacturing at a Company facility, certain information system asset impairments and gains of $1.7 million after tax, or $0.11 per share, from the sale of realty rendered redundant to operating needs by the Company's now completed plant consolidation program. Without the special charges and the realty gains, the Company would have shown net income of $21.8 million, or $1.33 per share, for the year 1997.

The 1996 results included a restructuring charge of $4.8 million after tax, or $0.29 per share, for the plant consolidation program, gains of $1.8 million after tax, or $0.11 per share, from sales of redundant realty, a loss of $1.6 million after tax, or $0.10 per share, on the December 31, 1996 sale of the Company's business forms manufacturing business formerly operated by the Company's subsidiary, Vanier Graphics Corporation ("Vanier"), and Vanier's 1996 revenues of $130.3 million and after tax earnings contribution (expressed net of the loss on the sale of the business, the part of the restructuring charge that related to Vanier and interest income that would have been earned had the proceeds from the sale of the business been invested in money market instruments throughout 1996) of $2.1 million, or $0.13 per share. Without the restructuring charge, the related realty gains, the loss on the sale of the business, and Vanier's revenues and earnings, the Company would have shown net income of $23.5 million, or $1.43 per share, on sales of $501.3 million.

LIQUIDITY AND CAPITAL RESOURCES

Stockholders' equity increased $8.7 million during 1997 and totaled $181.7 million at December 31, 1997.

Cash and cash equivalents decreased $7.4 million during 1997 and totaled $75.1 million at December 31, 1997. Operating activities provided $29.9 million in cash during 1997. The other significant source of cash during 1997 was $7.2 million of proceeds from the sale of property, plant and equipment. Cash was used to purchase $20.8 million of property, plant and equipment, reduce long-term debt by $12.1 million and pay $10.2 million in dividends.

Cash and cash equivalents increased $53.5 million in 1996 and totaled $82.5 million at December 31, 1996. Operating activities provided $39.3 million in cash during 1996. The other significant sources of cash were $47.2 million of proceeds from the Vanier sale discussed in Note 2 of the Notes to Consolidated Financial Statements, $7.2 million of proceeds from the sale of property, plant and equipment and $6.5 million from additional long term debt issued during 1996. Significant uses of cash in 1996 were $28.4 million for the purchase of property, plant and equipment, $9.5 million for reduction of long term debt and $9.5 million in dividend payments. The increased expenditures for property, plant and equipment were due primarily to capital expenditures related to the Company's plant consolidation and process reengineering programs.

The Company maintains a revolving credit agreement (the "Credit Agreement") with a bank providing for loans up to $50 million at interest rates related to prime and Eurocurrency rates. At December 31, 1997 there were no borrowings under this Credit Agreement. During 1997 the amount of the Credit Agreement was increased from $35 million and the term was extended until April 22, 2000. Curtis has borrowed approximately $6.5 million through a variable interest rate industrial revenue bond (the "Bond") due May 1, 2031. The interest rate on the Bond was 4.30% at December 31, 1997. The Bond is supported by a letter of credit issued pursuant to the Credit Agreement which commensurately reduces the balance available to the Company under the Credit Agreement.

The Company believes its liquid current assets, internal cash flow, availability of additional borrowing under its existing loan agreements, and to the extent necessary, additional external financing, should adequately meet the Company's needs for the foreseeable future.

                                                                      [ABP LOGO]

In December 1997 the Company announced plans to purchase up to 1.7 million shares or approximately 10% of its outstanding Common Stock through negotiated transactions and open market purchases. The Company acquired approximately 26,000 shares in 1997 at a cost of approximately $0.6 million. From January 1, 1998 through February 24, 1998, the Company purchased approximately 262,000 shares at a cost of approximately $5.3 million. A previous plan to repurchase up to approximately 1.7 million shares had no activity in 1997 or 1996.

OTHER MATTERS

The Company has initiated a profit improvement plan focused primarily on a series of actions at Curtis, the Company's largest business supplies subsidiary. These actions are intended to improve customer service, eliminate processing bottlenecks and reduce costs. Central to the plan is a restructuring of management which is intended to reorganize Curtis into five regional profit centers, move decision making closer to Curtis' customers, salespeople and the shop floor, and strengthen management's accountability for results. Other actions at Curtis are directed toward a range of operational improvements including error reduction, materials cost reduction, sales force effectiveness, eliminating unprofitable business, reducing head office overheads, and redirecting a business process reengineering project to deliver more practical solutions to operating needs. The costs and benefits associated with the profit improvement plan and their magnitude and timing are uncertain and may vary from the Company's expectations.

Federal, state and local regulations relating to protection of the environment have not had and are not expected to have a material adverse effect upon the Company's capital expenditures, liquidity, earnings or competitive position. Soil and groundwater contamination is present at one of the Company's discontinued manufacturing facilities. The Company intends to address the contamination in conformity with applicable regulatory requirements. The Company currently cannot estimate the costs that it may incur investigating and/or remediating the contamination, but the Company does not believe that such expenditures will have a material adverse effect on the Company.

The Company's various operating units are subject to EPA, state and local standards for air emissions, industrial storm water discharges, generation of hazardous waste, heating oil underground storage tanks, release response, hazardous chemical use reporting, sewer use and the like, and the Company believes that it is in substantial compliance with the applicable standards. None of these environmental standards has had or is expected to have a material adverse effect upon the Company.

The Company has reviewed all significant financial and manufacturing systems to determine compliance with the Year 2000 and has developed a plan of action intended to correct or replace those systems not in compliance. The cost associated with correcting systems not in compliance has not been determined, although based on preliminary management estimates the Company does not believe these costs will have a material impact on the Company's financial position. The Company plans to have all corrective action necessary completed by June 30, 1999. Costs associated with correcting existing systems will be expensed as incurred. Costs associated with replacing systems with Year 2000 compliant systems will be capitalized and amortized based on Company policy. The Company also conducts business electronically with certain external partners, including suppliers, customers and financial service organizations. The Company is currently contacting external parties with which it interacts to determine any Year 2000 compliance issues. Failure to successfully execute the Company's Year 2000 compliance plans or the failure of external parties to achieve Year 2000 compliance could have a material adverse impact on the Company's financial position and results of operations.

Pursuant to amendments to the Internal Revenue Code of 1986 which were enacted in 1996, the deductibility for income tax purposes of interest expense on certain loans from life insurance companies that are secured by the cash values of underlying life insurance policies is being phased out. The expense was 90% deductible in 1997,

[ABP LOGO]
and will be 80% deductible in 1998 and non-deductible thereafter. In 1997 the deductibility of $2.3 million of interest expense of the Company was limited to 90% deductibility.

Except for historical information contained herein, the matters set forth in this report including but not limited to statements regarding the Company's expectations, hopes, intentions or strategies regarding the future, are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The Company assumes no obligation to update any such forward looking statements. The Company's expectations respecting future sales and profits assume, among other things, reasonable continued growth in the general economy which affects demand for the Company's products. Future profits may vary from the Company's expectations due to factors such as possible future adjustments to the Company's profit improvement plans, particularly at Curtis 1000 Inc., as the effects of implementing these plans are realized. The costs and benefits of the Company's plant consolidation and order processing redesign programs may vary from the Company's expectations due to factors such as: the extent of management's ability to control and ultimately eliminate duplication of costs, inefficiencies, overheads, and operating bottlenecks associated with transferring production from closing to continuing plants; the extent of the Company's ability to complete the development and implementation of order entry automation programs within expected time and cost constraints; and the difficulties inherent in forecasting the operating results of an operating mode different from that which exists at the time the forecast is made. Although the Company believes its plan to achieve timely Year 2000 compliance is reasonable based on known facts and circumstances it remains possible that, dependent on future events such as availability in the labor force of information systems programmers and other information systems personnel, responsiveness of third parties beyond the Company's control such as system vendors, service suppliers, and others with whom the Company interacts and the capabilities of the information systems which the Company intends to utilize, achieving Year 2000 compliance may take longer or cost more than the Company presently anticipates.

ACCOUNTING STANDARDS

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement, effective for fiscal years beginning after December 15, 1997, would require the Company to report components of comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined by Concepts Statement No. 6, "Elements of Financial Statements" as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement, effective for financial statements for periods beginning after December 15, 1997, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company plans to change its current business segments to ones reflecting the organizational structure of the Company.

CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31
(In thousands, except per share amounts)


                                               1997            1996            1995
NET SALES                                   $ 511,716       $ 631,638       $ 633,955

COST AND EXPENSES
   Cost of goods sold                         364,222         443,621         447,375
   Selling and administrative expenses        116.694         142,229         139,536
   Restructuring and other charges              3,990           8,334              --
                                            ---------       ---------       ---------
                                              484,906         594,184         586,911
                                            ---------       ---------       ---------

OPERATING INCOME                               26,810          37,454          47,044

OTHER INCOME (EXPENSE)
   Interest expense                            (5,965)         (7,525)         (8,243)
   Interest income                              4,288           1,472           1,034
   Miscellaneous - net                          4,780           2,638           1,667
                                            ---------       ---------       ---------

INCOME BEFORE INCOME TAXES                     29,913          34,039          41,502

PROVISION FOR INCOME TAXES
   Current
     Federal                                    9,317          10,958          14,347
     State                                      2,311           2,966           3,202
   Deferred                                      (957)           (939)         (1,552)
                                            ---------       ---------       ---------
                                               10,671          12,985          15,997
                                            ---------       ---------       ---------

NET INCOME                                  $  19,242       $  21,054       $  25,505
                                            =========       =========       =========

NET INCOME PER COMMON SHARE
   Basic                                    $    1.17       $    1.28       $    1.57
   Diluted                                  $    1.16       $    1.28       $    1.57


See Notes to Consolidated Financial Statements

[ABP LOGO]

CONSOLIDATED BALANCE SHEETS
DECEMBER 31
(In thousands, except share amounts)


                                                                   1997           1996
CURRENT ASSETS
  Cash and cash equivalents                                      $ 75,092      $ 82,516
  Accounts receivable, less allowances of $2,121 and $1,885        58,522        60,082
  Inventories                                                      32,314        38,911
  Other                                                             9,987        12,046
                                                                 --------      --------
      Total Current Assets                                        175,915       193,555

PROPERTY, PLANT AND EQUIPMENT - AT COST
  Land                                                              2,954         3,114
  Buildings and improvements                                       43,807        37,476
  Machinery, equipment and software                               108,665        97,796
  Construction in progress                                          8,597        10,952
                                                                 --------      --------
                                                                  164,023       149,338
  Less accumulated depreciation                                    75,065        67,409
                                                                 --------      --------
                                                                   88,958        81,929

INTANGIBLE ASSETS FROM ACQUISITIONS
  Goodwill, less amortization of $4,970 and $4,077                 27,232        28,125
  Other, less amortization of $4,957 and $4,586                       990         1,362
                                                                 --------      --------
                                                                   28,222        29,487

DEFERRED INCOME TAXES                                              13,945        12,987
OTHER ASSETS                                                       25,740        22,533
                                                                 --------      --------
TOTAL ASSETS                                                     $332,780      $340,491
                                                                 ========      ========



CURRENT LIABILITIES
  Accounts payable                                               $ 48,811      $ 49,142
  Salaries and wages                                                7,789        11,957
  Profit sharing contributions                                      2,730         3,717
  Current maturities of long-term debt                             12,047        12,047
                                                                 --------      --------
      Total Current Liabilities                                    71,377        76,863

LONG-TERM DEBT                                                     42,850        54,958
SUPPLEMENTAL RETIREMENT BENEFITS                                   19,869        18,492
POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS                         16,987        17,187

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY
  Common stock - $2 par value, authorized 50,000,000
     shares, issued 16,676,932 and 16,620,848 shares               33,354        33,242
  Additional paid-in capital                                        7,144         6,118
  Retained earnings                                               145,062       136,003
  Foreign currency translation adjustment                             261           651
                                                                 --------      --------
                                                                  185,821       176,014

  Less 261,659 and 213,256 shares
    of common stock in treasury - at cost                           4,124         3,023
                                                                 --------      --------
                                                                  181,697       172,991
                                                                 --------      --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $332,780      $340,491
                                                                 ========      ========


See Notes to Consolidated Financial Statements

                                                                      [ABP LOGO]

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                          FOREIGN
                                                              ADDITIONAL                 CURRENCY
                                            COMMON STOCK        PAID-IN     RETAINED    TRANSLATION      TREASURY STOCK
                                        SHARES      AMOUNT      CAPITAL     EARNINGS    ADJUSTMENT     SHARES         AMOUNT
BALANCE DECEMBER 31, 1994             10,784,279   $ 21,569     $  118     $ 118,095       $  64      (121,478)       $(2,365)

   Net income                                                                 25,505
   Dividends paid, $0.56 per share                                            (9,085)
   Exercise of stock options              48,579         96        514                                 (19,577)          (451)
   Shares issued in acquisition          323,304        647      5,353
   Three-for-two stock split           5,406,897     10,814       (758)      (10,056)                  (63,177)
   Restricted stock awards                   400          1         10
   Performance award                      18,750         37        464
   Foreign currency translation                                                              301
                                      ----------   --------    -------     ---------       -----      --------        -------
BALANCE DECEMBER 31, 1995             16,582,209     33,164      5,701       124,459         365      (204,232)        (2,816)

   Net income                                                                 21,054
   Dividends paid, $0.58 per share                                            (9,510)
   Exercise of stock options              38,039         77        405                                  (9,024)          (207)
   Restricted stock awards                   600          1         12
   Foreign currency translation                                                              286
                                      ----------   --------    -------     ---------       -----      --------        -------
BALANCE DECEMBER 31, 1996             16,620,848     33,242      6,118       136,003         651      (213,256)        (3,023)

   Net income                                                                 19,242
   Dividends paid, $0.62 per share                                           (10,183)
   Exercise of stock options              55,084        110      1,004                                 (22,203)          (535)
   Restricted stock awards                 1,000          2         22
   Repurchase of common stock                                                                          (26,200)          (566)
   Foreign currency translation                                                             (390)
                                      ----------   --------    -------     ---------       -----      --------        -------
BALANCE DECEMBER 31, 1997             16,676,932   $ 33,354    $ 7,144     $ 145,062       $ 261      (261,659)       $(4,124)
                                      ==========   ========    =======     =========       =====      ========        =======



See Notes to Consolidated Financial Statements

[ABP LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31
(In thousands)

                                                               1997           1996           1995
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $ 19,242       $ 21,054       $ 25,505
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization                             14,280         17,213         17,556
     (Gain)/loss on disposition of plant and
       equipment                                               (3,631)        (3,383)           627
     Loss on disposition of Vanier assets                          --          2,786             --
     Change in assets and liabilities, excluding
       effects of acquisitions and disposition:
     (Increase) decrease in accounts receivable                 1,560          9,121        (13,443)
     (Increase) decrease in inventories                         6,597          3,581           (734)
     (Increase) decrease in other current assets                 (788)        (5,996)         1,147
     (Increase) decrease in intangible and other
       assets                                                  (2,128)           449           (384)
     (Increase) in deferred income taxes                         (958)          (939)        (1,552)
     Increase (decrease) in accounts payable                     (331)            64          3,897
     Increase (decrease) in other current liabilities          (5,155)        (4,726)         5,772
     Increase in supplemental retirement,
       postemployment and postretirement benefits               1,177            103          2,536
                                                             --------       --------       --------

       Total adjustments                                       10,623         18,273         15,422
                                                             --------       --------       --------

       Net cash provided by operating activities               29,865         39,327         40,927

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions, net of cash acquired                               --             --         (3,419)
  Disposition of Vanier assets                                     --         47,211             --
  (Increase) decrease in cash value of life insurance          (1,472)           422           (826)
  Additions to property, plant and equipment                  (20,794)       (28,407)       (16,933)
  Proceeds from disposition of property, plant
    and equipment                                               7,231          7,162          3,059
                                                             --------       --------       --------

       Net cash (used) provided by investing activities       (15,035)        26,388        (18,119)

CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in long-term debt                                       --          6,460             --
  Reductions of long-term debt                                (12,108)        (9,460)       (11,368)
  Repurchase of common stock                                     (566)            --             --
  Sales and exchanges of common stock                             603            288            671
  Dividends paid                                              (10,183)        (9,510)        (9,085)
                                                             --------       --------       --------

       Net cash (used) by financing activities                (22,254)       (12,222)       (19,782)

  Net (decrease) increase in cash and cash
    equivalents                                                (7,424)        53,493          3,026
  Cash and cash equivalents at beginning of year               82,516         29,023         25,997
                                                             --------       --------       --------
  Cash and cash equivalents at end of year                   $ 75,092       $ 82,516       $ 29,023
                                                             ========       ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest (net of amount capitalized)                     $  6,825       $  7,770       $  7,768
    Income taxes                                             $ 11,099       $ 21,983       $ 15,405
  Liabilities assumed in acquisitions                              --             --       $    115


See Notes to Consolidated Financial Statements

                                                                      [ABP LOGO]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION, ETC.: The consolidated financial statements include the accounts of American Business Products, Inc. and its subsidiaries (the "Company"). The Company's investment in a 50 percent owned affiliated company is accounted for under the equity method. Intercompany balances and transactions have been eliminated. These financial statements have been prepared in accordance with generally accepted accounting principles which in certain instances requires the use of management's estimates. Actual results could differ from those estimates.

NATURE OF OPERATIONS: The Company markets envelope products, business forms, labels and other supplies for business and industry and, except for business forms, manufactures such supplies; manufactures and distributes hardcover and softcover books for the publishing industry; and provides extrusion coating and laminating of papers, films, and nonwoven fabrics for use in medical, industrial and consumer packaging. The markets for these products are located principally throughout the continental United States.

CASH AND CASH EQUIVALENTS: The Company invests cash in excess of daily operating requirements in income producing investments. Such amounts, stated at cost which approximates market, at December 31, 1997 and 1996 were $60,682,000 and $68,136,000 respectively. All such investments have an original maturity of 90 days or less and are considered to be cash equivalents.

Amounts due banks upon the clearance of certain checks under the Company's cash management program have been included in accounts payable. At December 31, 1997 and 1996 such amounts were $5,959,000 and $8,441,000, respectively.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

INTANGIBLE ASSETS: The excess of cost over amounts assigned to tangible assets of purchased subsidiaries (goodwill) is being amortized on the straight-line basis over periods of 15 to 40 years. The Company evaluates the net carrying value of such assets based on expectations of nondiscounted cash flows of each subsidiary for which such assets are recorded. The Company believes no material impairment of such assets exists. Other acquired intangibles are principally non-compete agreements and are being amortized on a straight-line basis over 3 to 8 years.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes and was $13,016,000, $15,226,000 and $15,420,000 for 1997, 1996 and
1995, respectively. Accelerated depreciation methods are used for income tax purposes.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs of existing conditions caused by past operations are accrued when it is probable that a liability has been incurred and the cost can be reasonably estimated.

REVENUE RECOGNITION: Sales and related costs are generally recorded by the Company upon shipment of products to its customers. Under contractual agreement with customers, sales of certain custom products are recognized upon completion of the order and invoiced under normal credit terms.

STOCK BASED COMPENSATION: As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

[ABP LOGO]

NET INCOME PER COMMON SHARE: The Financial Accounting Standards Board's release on Earnings per Share ("SFAS 128") is effective for financial statements issued for periods ending after December 15, 1997. The Company has implemented SFAS 128 in the fourth quarter of 1997 and has restated prior years to reflect the new Statement. Net income per common share is based upon the weighted average number of common and common equivalent shares outstanding during the respective years. The average number of common shares used in the calculation of basic net income per common share was 16,421,808 in 1997, 16,395,851 in 1996, and 16,197,044 in
1995. The average number of common and common equivalent shares used in the calculation of diluted net income per common share was 16,525,309 in 1997, 16,497,580 in 1996 and 16,265,137 in 1995. Options to purchase 58,887, 7,870 and
68,819 shares of common stock at prices ranging from $19.30 to $27.50 per share were outstanding during 1997, 1996 and 1995, respectively but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares. The only common equivalent shares are those related to stock options outstanding during the respective years. All share amounts have been restated to reflect a three-for-two stock split in June 1995.

FOREIGN CURRENCY TRANSLATION: The Company's investment in a 50 percent owned foreign joint venture is translated at the rate in effect at the balance sheet date. The Company's share of net income of the joint venture is translated at average exchange rates prevailing during the year. Resulting translation adjustments are reported separately as a component of stockholders' equity.

RECLASSIFICATIONS: Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

2.   VANIER GRAPHICS CORPORATION

On December 31, 1996 the Company sold substantially all of the assets of its subsidiary Vanier Graphics Corporation ("Vanier") for $47,211,000 in cash (the "Vanier Sale"). Vanier was a business forms manufacturer and provider of forms management and work flow analysis. The loss on the sale was approximately $1,588,000 net of tax. Vanier recorded sales of approximately $130,000,000 and $138,000,000 in 1996 and 1995, respectively.

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


3.   RESTRUCTURING AND OTHER CHARGES

In December 1997, the Company announced a profit improvement plan and charges against income. The profit improvement plan focused primarily on a series of actions at Curtis 1000 Inc. ("Curtis 1000"), the Company's largest business supplies subsidiary. The charges include amounts for management changes and reorganization, estimated penalties associated with a take or pay contract with the purchaser of the Company's former business forms manufacturing business, the cessation of manufacturing at a Company facility and certain information systems asset impairments. The before tax amount of such charges was $1,394,000 included in Selling and Administrative Expenses, $3,990,000 included in Restructuring and Other Charges and $1,800,000 included in Miscellaneous - Net.

The charge to Restructuring and Other Charges consisted of severance and other employee related costs of $1,569,000, lease termination and other miscellaneous costs of $100,000 and information systems and other fixed asset impairments of $2,321,000.

Of the $1,669,000 restructuring charge, cash expenditures of $109,000 were made against the accrual in 1997 with approximately $1,560,000 remaining in the accrual at December 31, 1997. Severance costs related to 93 employees, primarily production and administrative personnel located at the facility to be closed and management employees at Curtis 1000. Of these, 7 employees' employment terminated in 1997.

                                                                      [ABP LOGO]

The information systems asset impairment charge was necessitated by a realization by the Company that the planned benefits of the systems would not be achieved. The impairment of the other fixed assets was caused by the decision to cease manufacturing at a Company facility. The impairments were determined as the recorded book value of the assets as the assets will no longer be used.

In February 1996, the Company announced a restructuring plan (the "1996 Plan") intended to reduce operating costs. The Company planned to close 14 plants and transfer production to larger facilities. As of December 31, 1997 the Company had closed all 14 of these plants. As a result of the 1996 Plan, the Company recorded restructuring and other charges to operations in 1996 of $8,334,000, consisting of severance and other employee related costs of $6,320,000, fixed-asset write-down of $427,000 and lease termination and other miscellaneous costs of $1,587,000. Cash expenditures of $7,498,000 were made against the restructuring accrual in 1996 with the balance of approximately $836,000 made in 1997. Severance costs related to approximately 509 employees, primarily production and administrative personnel located at the closed plants. Of these, 478 employees' employment terminated in 1996, with the remaining terminated in 1997.

As a result of the 1996 Plan and the Vanier Sale (Note 2), the Company sold certain real estate assets resulting in gains of $2,909,000 in 1997 and $3,129,000 in 1996 which are included within Miscellaneous - Net on the accompanying Consolidated Statements of Income. The Company also has approximately $2.2 million in real estate assets held for sale at December
31, 1997 which are classified as other current assets. The Company plans to sell these assets in 1998. In addition, the Company has one facility under lease until November 30, 2000 classified as property, plant and equipment.
The lease contains a purchase provision at the option of the lessee.


4. INVENTORIES

(In thousands)                         1997         1996
Products finished or in process      $16,076      $17,308
Raw materials                         15,628       20,930
Supplies                                 610          673
                                     -------      -------
                                     $32,314      $38,911
                                     =======      =======

5. LONG-TERM DEBT

The components of long-term debt are as follows:

(In thousands)                                                1997         1996
Senior notes, 9.92%, due 1996 to 2000                       $ 5,357      $ 9,643
Senior notes, 5.77%, due 1997 to 2003                        41,143       48,000
Note payable to bank, variable at LIBOR
   plus 1.15%, principal due to 2000                            552          781
Mortgage note, variable at 56% of bank's base rate
   plus .25%, not to exceed 15%, principal due to 1999        1,000        1,500
Mortgage note, variable at 79.4% of prime rate
   not to exceed 11.75%, principal due to 1999                  351          527
Industrial revenue bonds due 2031, variable rate              6,460        6,460
Other                                                            34           94
                                                            -------      -------
                                                             54,897       67,005
Less current maturities                                      12,047       12,047
                                                            -------      -------
                                                            $42,850      $54,958
                                                            =======      =======

[ABP LOGO]

The Company has an unsecured committed revolving credit agreement (the "Credit Agreement") with a bank, under which the Company may borrow up to $50.0 million through April 22, 2000. The Credit Agreement provides for borrowing at rates related to prime and Eurocurrency rates, and for payment of commitment fees on the unused portion of the credit facility. Currently, the Company has no outstanding borrowing under the Credit Agreement. Curtis 1000 Inc. has borrowed approximately $6.5 million through a variable interest rate industrial revenue bond (the "Bond") due May 1, 2031. The interest rate on the Bond was 4.30% at December 31, 1997. The Bond is supported by a letter of credit issued pursuant to the Credit Agreement, which commensurately reduces the balance available to the Company under the Credit Agreement. The Credit Agreement provides for payment of fees of 2/10% per annum on the amount of the letter of credit outstanding, which was $6.6 million at December 31, 1997.

The net carrying amount of plant, equipment and other assets assigned as collateral to the Company's long-term debt obligations was approximately $23,694,000 and $19,305,000 at December 31, 1997 and 1996 respectively. The
Company has agreed to certain restrictive covenants during the terms of some of these agreements. Under the most restrictive of the covenants, the Company must maintain tangible net worth not less than approximately $95,000,000 plus 25% of net income earned after 1992, and must limit the amount of Senior Funded Debt to not more than 40% of total capitalization. The aggregate amounts of long-term debt maturing during the next five years are approximately: 1998 - $12,047,000; 1999 - $8,833,000; 2000 - $6,952,000; 2001 - $6,857,000; 2002 - $6,857,000;
thereafter - $13,351,000. Loans from life insurance companies aggregating approximately $45,600,000 and $44,500,000 are secured by the cash values of the underlying life insurance policies of $49,500,000 and $49,000,000 at December 31, 1997 and 1996, respectively. Such loans have been netted against the cash values. Interest is payable annually at rates ranging from 8% to 13%.

The fair value of the Company's long-term debt is based on management's estimate of current market prices for the same issues. Fair value is estimated to be $54,088,000 at December 31, 1997 and $65,340,000 at December 31, 1996.


6. INCOME TAXES

Deferred income taxes have been established for the effects of differences in the bases of assets and liabilities for financial reporting and income tax purposes.

The provision for income taxes is reconciled with the Federal statutory rate as follows:

(In thousands)                               1997           1996           1995
Income tax at Federal statutory rate      $ 10,469       $ 11,914       $ 14,526
State income taxes net of Federal
   income tax benefit                        1,502          1,926          2,010
Non-taxable life insurance proceeds
   and increase in cash value               (1,527)        (1,078)        (1,285)
Other                                          227            223            746
                                          --------       --------       --------
                                          $ 10,671       $ 12,985       $ 15,997
                                          ========       ========       ========

                                                                      [ABP LOGO]

Components of the net deferred income tax asset at December 31, 1997 and 1996 are as follows:

(In thousands)                                    1997           1996
DEFERRED INCOME TAX ASSETS
Postretirement and postemployment benefits      $ 15,459       $ 14,607
State net operating loss carryforward,
   net of Federal benefit                          1,415          1,243
Other                                              4,759          3,726
                                                --------       --------
Gross deferred tax asset                          21,633         19,576
Valuation allowance                                 (461)          (461)
                                                --------       --------
                                                  21,172         19,115
DEFERRED INCOME TAX LIABILITY
Property plant and equipment                       7,227          6,128

                                                --------       --------
NET DEFERRED INCOME TAX ASSET                   $ 13,945       $ 12,987
                                                ========       ========


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


7.   EMPLOYEE RETIREMENT PLANS

The Company has profit sharing and other retirement plans covering its employees. The Company's contributions, which are principally discretionary, were approximately $2,667,000 in 1997, $4,520,000 in 1996, and $5,460,000 in
1995.

The Company has entered into agreements with certain directors and key officers of the Company and its subsidiaries which provide for nonfunded supplemental retirement benefits. The Company has made current provisions for future payments due under these agreements. The amounts charged to operations in 1997, 1996 and 1995 were approximately $1,479,000, $2,143,000 and $3,939,000, respectively. In
January 1997, the Company entered into a springing note payable whereby upon a change in control of the Company, amounts sufficient to discharge the Company's obligations under these plans becomes due.


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

[ABP LOGO]

As of January 1, 1993, the Company made modifications to the above plans which reduced its obligations for prior service costs by approximately $13,900,000. The Company made an additional modification during 1996 which became effective January 1, 1997 that increased its obligations for prior service costs by approximately $472,000. Such amounts are being amortized over the remaining active service periods of employees.

The following table presents a reconciliation of the plan's funded status at December 31:

(In thousands)                                         1997           1996           1995
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
   Retired employees                                $  4,884       $  4,772       $  4,572
   Fully eligible active employees                       351            343            458
   Other active employees                              3,585          3,503          3,776
                                                    --------       --------       --------
                                                       8,820          8,618          8,806
                                                    --------       --------       --------
Unrecognized prior service cost reduction              7,194          7,665         11,394
Unrecognized net gain                                    410            566            503
                                                    --------       --------       --------
Postretirement benefits                             $ 16,424       $ 16,849       $ 20,703
                                                    ========       ========       ========

NET PERIODIC BENEFIT COST:
   Service cost                                     $    308       $    320       $    194
   Interest cost                                         621            647            647
   Net amortization                                     (471)          (822)          (859)
                                                    --------       --------       --------
                                                    $    458       $    145       $    (18)
                                                    ========       ========       ========

In addition to the net postretirement benefit expense, the Company recognized a net curtailment gain in 1996 of $3,359,000 related to employee terminations due to the Vanier Sale, which is included in the net loss on the sale.

The assumed health care cost trend rate for 1998 is 8.5% decreasing annually by 1% to a rate of 5.5% in 2001 and beyond. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1997, 1996 and 1995.

If the health care cost trend rate were increased by one percent for all future years, the impact on the accumulated postretirement benefit obligation as of December 31, 1997 and the aggregate of service and interest cost for 1997 would have been insignificant.

9.   COMMITMENTS AND CONTINGENCIES

Rental expense under operating leases was approximately $4,539,000 in 1997, $5,359,000 in 1996 and $5,053,000 in 1995. Minimum rental commitments under noncancelable leases other than capital leases are approximately: 1998 - $3,590,000; 1999 - $3,101,000; 2000 - $2,727,000; 2001 - $2,311,000; 2002 -
$1,575,000 and $938,000 thereafter.

The Company has committed to purchase miscellaneous plant and equipment. As of December 31, 1997, the Company has signed contracts requiring remaining future payments of $5,586,000 once the equipment is delivered and installed according to the terms of the contracts.

In connection with the Vanier Sale, Vanier agreed to indemnify the purchaser against certain potential liabilities and losses, including environmental. The Company has agreed to guarantee Vanier's indemnification obligations and certain other obligations entered into in connection with the Vanier Sale. Based on information currently available, management does not expect the resolution of the contingencies related to the Vanier Sale to have a material effect on its financial statements.

In the opinion of management, no litigation or claims are pending against the Company which are likely to have an adverse material effect on its financial statements.

                                                                      [ABP LOGO]

10. STOCK COMPENSATION PLANS

The Company currently has two stock compensation plans: the 1991 Stock Incentive Plan, which was adopted in 1991 ("1991 Plan"), and the 1993 Director's Stock Incentive Plan, which was adopted in 1994 ("1993 Plan").

The 1991 Plan is a nonqualified plan which replaced the expiring 1981 Stock Option Plan ("1981 Plan"). Under both the 1991 and 1981 Plans, options could be granted at fair market value to key employees. The weighted average fair value at date of grant for options granted under the 1991 Plan during 1997 and 1996 was $4.38 and $4.47, respectively. Twenty-five percent of each grant becomes exercisable in each succeeding year and the maximum term of the options is ten years. The weighted average fair value at date of grant for reload options granted under the 1981 Plan during 1997 and 1996 was $3.49 and $3.37, respectively. Reload grants carry the same vesting schedule and term as the original grant. The board of directors may grant options which include a stock appreciation feature under which employees may elect to receive cash in lieu of Common Stock for up to 25% of the option exercised. The Company has reserved 1,317,023 and 1,379,516 shares of Common Stock for issuance under the 1991 and 1981 Plans at December 31, 1997 and 1996, respectively.

The 1993 Plan is a nonqualified plan which currently provides stock options to directors who elect to forego all or a portion of the director's retainer fee for the following year in exchange for an option to purchase Common Stock. The number of options to be issued is determined by dividing the foregone director's fee by one-half of the fair market value of the Common Stock on the date of grant. The exercise price is equal to one-half of the fair market value of the Common Stock on the date of grant and these options are fully vested at the date of grant. The weighted average fair value at date of grant for options granted under the 1993 Plan during 1997 and 1996 was $11.53 and $11.15, respectively. The Board of Directors has adopted an amendment to the 1993 Plan, subject to shareholder approval at the 1998 Annual Meeting which would eliminate the ability of directors to receive options in lieu of fees, permit the committee administering the plan to grant options in its discretion and make other operative changes.

The 1993 Plan also provides for restricted stock awards. In general, each director was issued 300 shares of Common Stock upon adoption of the plan and new directors will be issued 200 shares upon election. Additional awards of 100 shares will be made to each director annually, but no director will receive more than 2,000 shares of restricted stock. The Company issued 1,000 shares of restricted stock in 1997 and 600 shares of restricted stock in 1996. The weighted average fair market value per share at the date of grant of shares issued in 1997 and 1996 was $23.50 and $21.54, respectively. The Company had issued 4,900 and 3,900 shares of restricted stock at December 31, 1997 and 1996, respectively.

The Company has reserved 212,918 and 217,509 shares of Common Stock for issuance under the 1993 Plan at December 31, 1997 and 1996, respectively. The proposed amendment would increase the aggregate number of shares authorized for issuance under the 1993 Plan from 225,000 to 425,000 shares.

The following table summarizes activity adjusted for stock splits in the Company's stock option plans for each of the last three years:

                                         1997                     1996                     1995
                                ----------------------   ----------------------   ---------------------
                                            WTD-AVG                  WTD-AVG                 WTD-AVG
                                 SHARES EXERCISE PRICE   SHARES  EXERCISE PRICE   SHARES EXERCISE PRICE
Outstanding at January 1        505,647    $ 17.61       394,881    $ 15.93       278,300   $ 13.52
Issued at fair value            310,612      20.49       159,532      20.86       165,018     18.86
Issued at less than fair value    6,385      11.75         6,740      11.13        10,092      8.92
Exercised                       (66,084)     15.61       (38,039)     12.67       (54,329)    11.24
Canceled                        (14,850)     18.35       (17,467)     17.63        (4,200)    15.38
                                -------                  -------                  -------
Outstanding at December 31      741,710      18.93       505,647      17.61       394,881     15.93
                                =======                  =======                  =======

Exercisable at December 31      348,934      17.82       208,302      15.63       161,045     14.29

[ABP LOGO]

The following table summarizes information about stock options at December 31, 1997:

                                        OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                           ---------------------------------------------    -----------------------------
                                           WEIGHTED
                                            AVERAGE         WEIGHTED                          WEIGHTED
    RANGE OF                 NUMBER        REMAINING         AVERAGE           NUMBER          AVERAGE
 EXERCISE PRICES           OUTSTANDING  CONTRACTUAL LIFE  EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
$ 7.33 - $16.17             124,251          5.28            $ 12.54          112,616          $ 12.55
$17.67 - $19.50             135,172          5.94            $ 18.64          100,818          $ 18.75
$19.81 - $19.81             257,500          9.94            $ 19.81               --               --
$20.75 - $20.75             163,519          4.74            $ 20.75          106,332          $ 20.75
$22.25 - $27.50              61,268          7.56            $ 23.92           29,168          $ 24.24
                            -------                                           -------
$ 7.33 - $27.50             741,710          7.09            $ 18.93          348,934          $ 17.82
                            =======                                           =======


Compensation cost charged to operations was $98,500 in 1997, $87,900 in 1996 and $85,700 in 1995. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

                                    1997            1996            1995
Net income
   As reported                  $   19,242      $   21,054      $   25,505
   Pro forma                        18,958          20,810          25,416

Basic earnings per share
   As reported                        1.17            1.28            1.57
   Pro forma                          1.15            1.27            1.57

Diluted earnings per share
   As reported                        1.16            1.28            1.57
   Pro forma                          1.15            1.26            1.56

The effect on 1997, 1996 and 1995 net earnings is not representative of the effect on net earnings in future years because it does not take into consideration compensation expense related to grants made prior to 1995. The fair value of options at date of grant was estimated using the Black-Scholes Model with the following weighted average assumptions:

                            1997        1996        1995
Expected life (years)       3.56           5           5
Interest rate               5.83%       6.40%       5.63%
Volatility                  30.0%       28.0%       26.0%
Dividend yield              3.67%       3.25%       3.34%


11. STOCKHOLDERS' EQUITY

The Company has authorized 500,000 shares of Preferred Stock without par value. No shares have been issued.

On October 25, 1989 the Board of Directors adopted a Share Rights Plan and declared a dividend of one Right for each outstanding share of Common Stock on November 6, 1989. Such Rights become exercisable or transferable apart from the Common Stock, twenty days after a person or group (Acquiring Person) has acquired beneficial

                                                                      [ABP LOGO]
ownership of 20% of the Common Stock or after a person or group has acquired beneficial ownership of 10% of the Common Stock and, after reasonable inquiry and investigation, has been declared by the Board of Directors to be an "Adverse Person." Each Right then may be exercised to acquire a number of shares of Common Stock equal to one share of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date that an Acquiring Person or an Adverse Person was first determined to be such (Stock Acquisition Date) and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not owned by the Acquiring Person or Adverse Person. The price to be paid for each share of Common Stock acquired by exercise of Rights is 20% of market value on the Stock Acquisition Date. In general, the Rights may be redeemed by the Company at a price of $0.01 at any time until twenty days following the Stock Acquisition Date. The Rights will expire on November 6, 1999.


12.    BUSINESS SEGMENT INFORMATION

                                                   DEPRECIATION &       CAPITAL      IDENTIFIABLE     OPERATING
(In thousands)                            SALES     AMORTIZATION     EXPENDITURES       ASSETS          PROFIT
YEAR ENDED DECEMBER 31, 1997
Business supplies printing              $341,345        $ 8,445        $  9,725        $139,150        $ 20,664
Book manufacturing                        50,349          2,584           3,710          26,154           1,652
Extrusion coating and laminating         120,022          2,977           7,301          60,032          14,431
Corporate                                     --            274              58         107,444          (9,937)
                                        --------        -------        --------        --------        --------
                                        $511,716        $14,280        $ 20,794        $332,780        $ 26,810
                                        ========        =======        ========        ========        ========

YEAR ENDED DECEMBER 31, 1996
Business supplies printing              $467,865        $11,789        $ 19,400        $157,583        $ 26,492
Book manufacturing                        54,642          2,370           4,206          27,003           4,591
Extrusion coating and laminating         109,131          2,703           4,584          55,084          15,519
Corporate                                     --            351             217         100,821          (9,148)
                                        --------        -------        --------        --------        --------
                                        $631,638        $17,213        $ 28,407        $340,491        $ 37,454
                                        ========        =======        ========        ========        ========

YEAR ENDED DECEMBER 31, 1995
Business supplies printing              $476,604        $12,327        $ 10,834        $214,196        $ 37,432
Book manufacturing                        58,207          2,113           4,041          26,715           6,781
Extrusion coating and laminating          99,144          2,814           1,910          47,828          11,639
Corporate                                     --            302             148          47,692          (8,808)
                                        --------        -------        --------        --------        --------
                                        $633,955        $17,556        $ 16,933        $336,431        $ 47,044
                                        ========        =======        ========        ========        ========

The Company's three operating business segments are as follows: the printing of business supplies, consisting principally of business forms, labels and envelope products; the manufacture of books; and the extrusion of polyethylene onto lightweight papers and non-wovens.

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

[ABP LOGO]

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of American Business Products, Inc.

We have audited the accompanying consolidated balance sheets of American Business Products, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Business Products, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Atlanta, Georgia
February 20, 1998

                                                                      [ABP LOGO]

CORPORATE INFORMATION


STOCK EXCHANGE LISTING                       EQUAL OPPORTUNITY EMPLOYER
American Business Products, Inc.'s Common    American Business Products, Inc.,
Stock is listed on the New York Stock        and its subsidiaries are equal
Exchange. Ticker Symbol: ABP.                opportunity employers.

ANNUAL MEETING                               DIVIDEND REINVESTMENT/
The Annual Meeting of Shareholders will      STOCK PURCHASE PLAN
be held May 8, 1998 at 11:00 a.m. at the     Registered shareholders may
Cobb Galleria Centre, Two Galleria           participate in the Company's
Parkway, Atlanta, Georgia 30339.             Dividend Reinvestment/Stock
                                             Purchase Plan to acquire additional
                                             shares. The Company pays commission
FORM 10-K ANNUAL REPORT                      charges on purchases made by the
The Form 10-K filed with the Securities      Plan. A booklet describing the
and Exchange Commission is available to      Plan and enrollment procedures is
shareholders and may be obtained without     available upon request from
charge upon written request to the           Wachovia Bank of North Carolina,
Secretary of the Company.                    N.A., P.O. Box 3001, Winston-
                                             Salem, NC 27102-3001.

SHAREHOLDERS OF RECORD                       DIVIDENDS
On March 1, 1998, there were approximately   Cash dividends on ABP Common Stock
5,000 shareholders of record including       have been increased for the last 40
dividend reinvestment participants.          years through 1997. Since ABP's
                                             initial public offering in 1969,
                                             dividends per share have been
AUDITORS                                     increased by more than 50 times.
Deloitte & Touche LLP, Atlanta               Dividends are generally declared on
                                             a quarterly basis, with holders of
                                             record date entitled to receive the
GENERAL COUNSEL                              cash dividend on the payable date.
Long Aldridge & Norman LLP                   Anticipated record and payable
                                             dates for the year 1998 are listed
                                             below:
TRANSFER AGENT AND REGISTRAR
Wachovia Bank of North Carolina, N.A.        RECORD            PAYMENT
Winston-Salem                                March 2           March 15
Shareholder Services: 1-800-633-4236         June 1            June 15
                                             September 1       September 15
                                             December 1        December 15